As filed with the Securities and Exchange Commission on July 6, 2005.
Registration No. 333-123585

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ADAMS RESPIRATORY THERAPEUTICS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	75-2725552 (I.R.S. Employer Identification Number)

425 Main Street
Chester, New Jersey 07930
(908) 879-1400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Walter E. Riehemann, Esq.
Executive Vice President, Chief Legal and Compliance Officer
425 Main Street
Chester, New Jersey 07930
(908) 879-1400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of Communications to:

J. Vaughan Curtis J. Mark Ray Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000	Patrick O’Brien Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued July 6, 2005
7,079,000 Shares
Common Stock

          This offering is our initial public offering of shares of our common stock. We are offering 5,333,000 shares of common stock and the selling stockholders are offering 1,746,000 shares of common stock. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

          We expect the initial public offering price to be between $14.00 and $16.00 per share. Currently, no public market exists for our shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol “ARxT”.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$
          The underwriters may also purchase up to an additional 1,061,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The underwriters expect to deliver the shares to purchasers on or about                    , 2005.

Merrill Lynch & Co.	Morgan Stanley

Deutsche Bank Securities	RBC Capital Markets
          , 2005.

Mucinex
600mg Guaifenesin Extended-Release Tablets
EXPECTORANT
Relieves Chest Congestion
Thins and Loosens Mucus
RESPIRATORY
TM

Congested?

Show MUCUS the way out.

Mucinex®
Mucinex in. Mucus out.

Visit www.mucinex.com

RESPIRATORY THERAPEUTICS

© Copyright 2004. Adams Respiratory Therapeutics. Use as directed.

Congested? Show MUCUS the way out. When mucus settles into your chest, it’s tough to get it out. That’s when you need Mucinex®. Only Mucinex has a dual-release formula that is specially made to loosen, thin out, and break up the mucus that causes congestion. Just one pill lasts up to 12 hours. Plus, you don’t have to mess with sticky syrups. Next time you’re congested with mucus that doesn’t want to leave, show it the door with Mucinex. © Copyright 2004. Adams Respiratory Therapeutics. Use as directed. Visit www.mucinex.com

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.
          For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY
          The following is a summary of selected information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before buying shares of our common stock. You should read this entire prospectus carefully, especially the section entitled “Risk Factors” and the financial statements and the notes to the financial statements at the end of the prospectus. References in this prospectus to “we,” “us,” “our” or the “Company,” unless the context requires otherwise, refer to Adams Respiratory Therapeutics, Inc., which was formerly known as Adams Laboratories, Inc., and its subsidiaries.
Adams Respiratory Therapeutics, Inc.
Our Business
          We are a specialty pharmaceutical company focused on the late-stage development, commercialization and marketing of over-the-counter, or OTC, and prescription pharmaceuticals for the treatment of respiratory disorders. We currently market two OTC products under our Mucinex brand and expect to launch four additional products that are already approved by the U.S. Food and Drug Administration, or the FDA, over the next two years.
          For the fiscal year ended June 30, 2004, our revenues were $61.3 million and our net income was $35.8 million (including a tax benefit of $16.1 million related primarily to the future benefit of our net operating loss), representing a 337% growth in revenues over the fiscal year ended June 30, 2003. For the nine months ended March 31, 2005, our revenues were $121.1 million and our net income was $24.0 million, representing a 147% increase in revenues over the nine months ended March 31, 2004.
          Mucinex, our single-ingredient product that we refer to as Mucinex SE, is the only FDA-approved, long-acting, single-ingredient guaifenesin product in the United States. Guaifenesin is an expectorant that thins bronchial secretions and makes coughs more productive.
          Historically, long-acting prescription guaifenesin products and, according to the FDA, several thousand other drugs were marketed without FDA approval. Resource limitations prevented FDA enforcement actions against many unapproved prescription and OTC drugs. In October 2003, the FDA published a draft compliance policy guide articulating its existing informal policy regarding drugs marketed in the United States that do not have required FDA approval. According to this policy, the FDA will exercise its discretion in taking enforcement action against unapproved drugs once the FDA has approved a similar drug, whether the similar drug is prescription or OTC.
          In accordance with this FDA policy, all competitive long-acting, single-ingredient guaifenesin products were removed from the market in December 2003. Based on data from IMS Health Incorporated-National Prescription Audit Plus Family of ServicesTM, or IMS Health-NPATM, we estimate that, for the 12 months ended June 30, 2003, approximately 10.5 million prescriptions were dispensed for competing long-acting, single-ingredient guaifenesin products. Mucinex SE is now the only product available to meet this demand.
          Mucinex DM, introduced in August 2004, is the only FDA-approved, long-acting guaifenesin and dextromethorphan HBr (a cough suppressant) combination product in the United States. Based on IMS Health-NPATM data, we estimate that, for the 12 months ended June 30, 2003, approximately 3.0 million prescriptions were dispensed for long-acting guaifenesin and dextromethorphan combination products in the United States. If the FDA removes competitive products from the market under its policy, Mucinex DM will be the only product available to meet this demand.
          Our four additional FDA-approved products, which we have not yet launched, are Mucinex D, which combines long-acting guaifenesin with the decongestant pseudoephedrine HCl, and three maximum strength guaifenesin-based products. Each of these products is the only FDA-approved product of its kind. We expect to launch Mucinex D and our maximum strength, single-ingredient guaifenesin product (under the Humibid brand name) in the first quarter of 2006 and our remaining maximum strength formulations in the second half of 2006.

          All of our products incorporate our patented delivery system for guaifenesin. Our delivery system has an immediate release component that provides rapid relief from excess mucus and an extended-release component that provides a long-lasting effect for up to 12 hours. Utilizing this technology, we are currently developing three additional products combining long-acting guaifenesin with other active ingredients.
          The U.S. retail market for OTC cough, cold, allergy, and sinus products is approximately $2.8 billion according to Information Resources, Inc., or IRI, for the 52 weeks ended May 15, 2005. The U.S. market for prescription cough and cold products was approximately $1.3 billion in 2004 according to IMS Health Incorporated–National Sales PerspectivesTM, or IMS Health–National Sales PerspectivesTM. We believe that our current products and products in development or being considered for development will compete in this combined OTC and prescription market that totals approximately $4.1 billion.
          We employ a dual marketing approach to take advantage of the former prescription nature of the long-acting guaifenesin market and the OTC opportunity. Our 100-person professional sales force educates physicians on the benefits of long-acting guaifenesin products and encourages these physicians to recommend our products to their patients. We launched a television, print and radio advertising campaign to build awareness of the Mucinex brand in the consumer market in November 2004.
          According to IRI, for the 52-week period ended May 15, 2005, Mucinex was the seventh best-selling brand of the 169 brands in the cough, cold, allergy, and sinus market based on retail dollar sales. Based on research we sponsored, aided brand awareness of Mucinex has increased from 14% prior to the launch of our advertising campaign in November 2004 to 55% for the four weeks ended March 5, 2005. In addition, in June 2004, Mucinex SE was recognized by NACDS Marketplace as the best new product in the “Healthcare/ OTC” category. Later in 2004, Mucinex SE was voted the #1 new product in the “Cough/ Cold/ Allergy” category at the Retail Excellence Awards hosted by Drug Store News.
Our Business Strategy
          Our goal is to be a leading specialty pharmaceutical company with a focus on respiratory therapeutics by building market-leading brands in the OTC and prescription pharmaceutical markets. The key elements of our strategy to achieve this goal are to:

•	Continue to Switch Prescriptions for Long-Acting Guaifenesin into Sales of Our Products. Despite the removal of all competing long-acting, single-ingredient guaifenesin products from the U.S. market, physicians continue to write prescriptions for these products. In order to convert these and prescriptions for long-acting guaifenesin and dextromethorphan combination products into sales of Mucinex SE and Mucinex DM, respectively, our 100-person professional sales force details our Mucinex products to physicians and encourages them to write recommendations for our products.

•	Expand the Market by Educating Healthcare Professionals about the Benefits of Long-Acting Guaifenesin. Because the prescription market for long-acting guaifenesin historically consisted primarily of generic products, physicians, pharmacists and other healthcare professionals were not regularly detailed about the benefits of long-acting guaifenesin. Our sales force seeks to educate these professionals as to the therapeutic value of long-acting guaifenesin in an effort to expand the market for our current and future products.

•	Build the Mucinex Brand in the Consumer Market. While guaifenesin in short-acting (immediate release) formulations is a common ingredient in numerous OTC cough, cold and sinus remedies, prior to the FDA’s approval of Mucinex SE as an OTC drug, long-acting guaifenesin was only available by prescription. Our consumer advertising strategy is to educate consumers about the unique benefits of Mucinex to encourage trial of our products. Our current advertising campaign features an animated character called “Mr. Mucus” and the tag-line “Mucinex In, Mucus Out.” We believe this campaign will expand consumer awareness of Mucinex and create a sustainable brand.

•	Launch New Products Under Our Existing Brands. We seek to capture a larger share of the OTC cough, cold, allergy, and sinus market by launching new products under our Mucinex and Humibid brands. Our first three line extensions are Mucinex DM, Mucinex D and Humibid, all of which incorporate our patented technology for long-acting guaifenesin.

•	Develop Prescription Respiratory Products. We are currently considering a number of product candidates for the prescription market and recently in-licensed erdosteine, a regulator of mucus production. In addition, by applying our patented technology, we plan to develop products that combine long-acting guaifenesin with prescription active ingredients. We will use our existing professional sales force to market these products to the physicians we currently target.

•	Continue to In-License or Acquire Respiratory Products and Brands. We intend to expand our product portfolio by selectively in-licensing and acquiring prescription or OTC products or brands in the respiratory market. For example, we recently acquired the Humibid brand. We will focus on prescription products in the later stages of development and OTC brands that we believe can be expanded in the cough, cold, allergy, and sinus market. In addition, we are evaluating licensing respiratory prescription products available outside the United States and may seek FDA approval to introduce them in the U.S. market. For example, we recently in-licensed erdosteine, which is currently approved for use in Europe, South Africa and Asia for treatment of respiratory infections, bronchitis and chronic obstructive pulmonary disorder.
Risk Factors
          Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary, which you should consider before investing in our common stock. In particular, the risks we face include risks related to:

•	Our dependence on the success of our existing products and the strength of the Mucinex brand. Mucinex SE and Mucinex DM are currently our only commercial products. We anticipate that in the near term our ability to generate revenues and establish our Mucinex brand will depend largely on the continued success of Mucinex SE and Mucinex DM and the successful commercialization of additional products that utilize the Mucinex brand name. Any failure or delay in our efforts to successfully commercialize our products could have a negative impact on our revenues and ability to execute our business strategy.

•	Our successful efforts to expand our portfolio of products. We intend to expand our portfolio of products by developing and commercializing line extensions of Mucinex and prescription products to address additional segments of the respiratory market and acquiring or in-licensing additional technologies and additional specialty pharmaceutical products. These efforts may not be successful for a variety of reasons. Our failure to expand our portfolio of products in both the prescription and OTC respiratory therapeutic markets, or any unexpected delays in launching new products, will impair our ability to execute our growth strategy, which will negatively affect our financial position.

•	Our dependence on Cardinal Health PTS, LLC, or Cardinal Health, and a single supplier for guaifenesin. We do not have our own manufacturing capability and rely on Cardinal Health to manufacture Mucinex SE and Mucinex DM at a single facility. Currently, Cardinal Health is unable to manufacture enough product to meet the demand for Mucinex SE and Mucinex DM. Cardinal Health obtains all of the guaifenesin for our products, the active ingredient in our Mucinex product line, from a single supplier, Boehringer Ingelheim Chemicals, Inc. If Boehringer Ingelheim is unable to increase manufacturing capacity, they will not be able to meet our future demand for guaifenesin. Boehringer Ingelheim has advised us that in the near term it will not be able to deliver the amount of guaifenesin we have requested. If Boehringer Ingelheim is unable to deliver greater quantities of guaifenesin or we are unable to qualify another supplier of guaifenesin, Cardinal Health will be unable to manufacture sufficient quantities of Mucinex SE and Mucinex DM to meet our requests.

•	Our ability to maintain the patent protection of our products and future products. Our patent portfolio includes one U.S. patent, two foreign patents and several patent applications. Our most significant patent is currently the U.S. patent, which contains claims covering a delivery system for long-acting guaifenesin, including an immediate-release portion and an extended-release portion that yields a certain pharmacokinetic profile. We cannot be sure that our patents will effectively exclude competitors from introducing similar or equivalent products.
Company Information
          Our principal executive offices are located at 425 Main Street, Chester, New Jersey 07930, and our telephone number is (908) 879-1400. Our website address is www.adamsrt.com. The information on our website is not a part of this prospectus. We have included our website address in this document as an inactive textual reference only. Adams, A Adams Respiratory Therapeutics, Humibid, Mucinex and Mr. Mucus are our registered trademarks or are the subject of pending trademark applications. Each of the other trademarks, trade names or service marks of other companies appearing in this prospectus is the property of its respective owner.

The Offering

Common stock offered by us:	5,333,000 shares
Common stock offered by the selling stockholders:	1,746,000 shares
Common stock to be outstanding immediately after this offering:	31,604,214 shares
Use of proceeds:	We estimate that our net proceeds from this offering will be approximately $72.2 million at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discount and commissions and offering expenses. We expect to use the net proceeds from this offering to continue to build the Mucinex brand, fund product development and for potential acquisitions and product in-licensing. See “Use of Proceeds.”
We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.
Proposed Nasdaq National Market Symbol:	ARxT
          The number of shares of common stock to be outstanding immediately after the offering is based on 26,271,214 shares of common stock outstanding as of June 30, 2005.
          The number of shares of common stock to be outstanding after this offering does not take into account:

•	3,247,303 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2005 with a weighted average exercise price of $1.68 per share;

•	403,459 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2005 with a weighted average exercise price of $4.37 per share;

•	an aggregate of 2,737,802 shares of common stock reserved for future issuance under our equity incentive plans as of the completion of this offering; and

•	any shares of common stock issued to JMED Pharmaceuticals, Inc. upon the completion of the AlleRx valuation.

          In addition, except as otherwise noted, the 26,271,214 of shares of common stock outstanding as of June 30, 2005 takes into account the following:

•	assumes the underwriters do not exercise their over-allotment option;

•	gives effect to our reincorporation in the State of Delaware;

•	gives effect to the exercise of 2,275,330 warrants to purchase common stock and 316,667 stock options during the three months ended June 30, 2005;

•	assumes the conversion of our preferred stock into 17,533,696 shares of our common stock, which includes 590,456 of Series B preferred stock warrants exercised during the three months ended June 30, 2005; and

•	gives effect to a 1-for-2.849 reverse stock split of outstanding shares of our common stock, which will occur prior to the completion of this offering.

Summary Financial Data
          Set forth below is our summary financial data, in each case, at the dates and for the periods indicated. The summary financial information set forth below as of and for the years ended June 30, 2004, 2003 and 2002 has been derived from our audited financial statements and the summary financial information as of and for the nine months ended March 31, 2005 and 2004 has been derived from our unaudited financial statements, in each case, included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting of normal recurring accruals that management considers necessary for a fair presentation of the financial information set forth in those statements. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire period.
          The pro forma balance sheet data as of March 31, 2005 gives effect to the $45 million cash dividend our board of directors declared on June 2, 2005 as if it were declared and paid on March 31, 2005.
          The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments described above and (a) the issuance and sale of 5,333,000 shares of common stock in this offering after deducting the underwriting discount and commissions and estimated offering expenses payable by us at an assumed initial public offering price of $15.00 per share, which is the mid-point of the estimated offering price range on the cover of this prospectus and (b) the conversion of all our outstanding preferred stock into an aggregate of 16,943,318 shares of common stock upon completion of this offering.
          You should read this summary financial data together with our financial statements and the related notes and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Nine Months Ended
	March 31,		Years Ended June 30,

	2005	2004	2004	2003	2002

	(unaudited)
	(in thousands, except per share amounts)
	Restated

Statements of Operations Data
Net sales	$121,059	$48,973	$61,295	$14,038	$13,755
Cost of goods sold	24,676	8,425	11,928	5,252	4,024

Gross margin	96,383	40,548	49,367	8,786	9,731
Selling, marketing and administrative(1)	52,671	16,861	23,286	23,310	17,968
Product development	4,518	2,378	3,181	4,542	7,419
Interest expense	77	2,414	3,403	3,601	—
Interest income	(519)	(101)	(205)	(29)	(180)

Income/(loss) before income taxes	39,636	18,996	19,702	(22,638)	(15,476)
Provision/(benefit) for income taxes	15,614	—	(16,124)	—	—

Net income/(loss)	24,022	18,996	35,826	(22,638)	(15,476)

Accretion of preferred stock	(150,577)	(18,706)	(28,100)	8,204	(7,619)

Net (loss)/income applicable to common stockholders	$(126,555)	$290	$7,726	$(14,434)	$(23,095)

(Loss)/income per common share
Basic	$(21.23)	$0.06	$1.64	$(4.66)	$(7.47)

Diluted	$(21.23)	$0.03	$0.90	$(4.66)	$(7.47)

Pro forma income per common share(2)
Basic	$1.05		$1.66
Diluted	$0.86		$1.41

(1)	Selling, marketing and administrative expenses includes non-cash stock-based compensation expense as follows:

Nine Months Ended
March 31,		Years Ended June 30,

2005	2004	2004	2003	2002

(unaudited)
(in thousands, except per share amounts)

$283	$514	$686	$880	$1,292

(2)	Please see Note 1 to our financial statements for an explanation of the method used to compute pro forma earnings per common share, basic and diluted, and the number of shares used in computing per share amounts.

	At March 31, 2005

			Pro Forma as
	Actual	Pro Forma(1)	Adjusted(2)

	(unaudited)
	(in thousands)

Balance Sheet Data
Cash and cash equivalents	$46,257	$1,257	$73,445
Working capital	68,219	23,219	95,407
Total assets	110,529	65,529	137,717
Long-term liabilities	2,482	2,482	2,482
Redeemable convertible preferred stock	261,430	261,430	—
Accumulated deficit	(195,181)	(240,181)	(240,181)
Total stockholders’ (deficit) equity	$(182,733)	$(227,733)	$105,885

(1)	Reflects the cash dividend totaling $45 million to our stockholders as if the dividend was declared and paid on March 31, 2005.

(2)	Reflects the pro forma adjustments as noted in (1) above, conversion of our preferred stock into common stock and the completion of the initial public offering.

RISK FACTORS
          Buying shares of our common stock involves risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to purchase shares of our common stock.
Risks Relating to Our Business

We depend heavily on the success of our existing products, Mucinex SE and Mucinex DM, and the strength of the Mucinex brand. If we are unable to continue to successfully commercialize our two current products and build the Mucinex brand, our results of operations and future prospects will suffer.
          Mucinex SE and Mucinex DM are currently our only commercial products. Sales of Mucinex SE accounted for approximately 86% of our revenue in fiscal 2004 and approximately 75% of our revenue for the nine months ended March 31, 2005. Sales of Mucinex DM accounted for approximately 21% of our revenue in the nine months ended March 31, 2005. Within the next year we intend to launch Mucinex D, a product combining long-acting guaifenesin with pseudoephedrine. We anticipate that in the near term our ability to generate revenues and establish our Mucinex brand will depend largely on the continued success of Mucinex SE and Mucinex DM and the successful commercialization of additional products that utilize the Mucinex brand name. Any failure or delay in our efforts to successfully commercialize our products could have a negative impact on our revenues and ability to execute our business strategy.

We do not have our own manufacturing capability and rely on Cardinal Health to manufacture Mucinex SE and Mucinex DM at a single facility. Pursuant to our agreement with Cardinal Health, we have agreed to use Cardinal Health as the exclusive manufacturer of Mucinex SE and Mucinex DM, as well as additional products we develop. Currently, Cardinal Health is unable to manufacture enough product to meet the demand for Mucinex SE and Mucinex DM. If Cardinal Health continues to fail to meet our requirements, our commercialization efforts may be materially harmed.
          We do not have our own manufacturing capability and currently rely on a single third party to manufacture Mucinex SE, Mucinex DM and future products that we develop. We have an exclusive arrangement with Cardinal Health for the manufacture of our products. For a ten-year term beginning April 2004, we agreed to use Cardinal Health as the exclusive manufacturer of our current products and all of our future drug products, unless Cardinal Health is unable to manufacture such products or unable to obtain the means to do so within a reasonable timeframe. As a result of this arrangement, we are unable to diversify our manufacturing sources and are vulnerable to any interruptions in our supply from Cardinal Health.
          In addition, Cardinal Health currently manufactures Mucinex SE and Mucinex DM at a single dedicated facility that has been unable to supply sufficient quantities to meet the demand for these products. At June 29, 2005, we had open orders for our products of approximately $3.3 million. We are working with Cardinal Health to obtain the necessary additional manufacturing capacity by having Cardinal Health install additional manufacturing equipment at the existing, dedicated facility and qualifying with the FDA a second Cardinal Health facility to manufacture our products. If we are unable to increase the manufacturing capacity, or unable to obtain the additional capacity on reasonable economic terms, we may not be able to produce our products in sufficient quantities to meet the demand, which could negatively impact our revenues and operating results. The addition of such capacity on unfavorable terms could also affect our revenue and profitability. In addition, any damage to, or disruption at, Cardinal Health’s facility could halt production of our products and materially harm our business.

          We intend to continue to rely on third parties to manufacture our products. Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including:

•	the possibility that third parties may not comply with the FDA’s current Good Manufacturing Practices, or cGMP, regulations, other regulatory requirements and quality assurance;

•	the possible breach of manufacturing agreements by third parties due to factors beyond our control; and

•	the possibility of termination or nonrenewal of an agreement by a third party, based on their own business priorities, at a time that is costly or inconvenient for us.
          In the event of a supply disruption or a deterioration in our product quality from a third party manufacturer, we would need to rely on alternative manufacturing sources or identify and qualify new manufacturers. We may not be able to identify or qualify such manufacturers in a timely manner, obtain a sufficient allocation of their capacity to meet our requirements or find another manufacturer to provide a suitable source of supply for our products. In addition, alternative vendors must comply with product validation and stability testing, which may involve additional manufacturing expense, or delay in production or regulatory approvals. The consequence of any resulting delays in meeting demand could negatively impact our inventory levels, sales, profitability, and reputation.
          We have the ability under our supply agreement with Cardinal Health to repurchase the Fort Worth, Texas manufacturing assets and operations. We are considering exercising our option to repurchase the manufacturing assets and operations back from Cardinal Health and we may use a portion of the proceeds from this offering for such repurchase. This repurchase may disrupt supply of our products, would involve a substantial amount of time and money to complete and could distract our senior management from the day-to-day operations of our business. We can offer no assurances that we will exercise our option for such repurchase, the timing of such exercise or that such repurchase will be made in accordance with the terms of the option.

We and Cardinal Health depend on a single supplier for guaifenesin, the active ingredient in our Mucinex product line, who has advised us that it cannot deliver the amount of guaifenesin we have requested in the near term, and our current supplier for dextromethorphan, the additional active ingredient in Mucinex DM, is exiting the business.
          Currently, Cardinal Health obtains all of the guaifenesin for our products, the active ingredient in our Mucinex product line, from a single supplier, Boehringer Ingelheim Chemicals, Inc. According to Cardinal Health’s agreement with Boehringer Ingelheim, which lasts through June 2006, Cardinal Health must purchase from Boehringer Ingelheim all of the guaifenesin used in Mucinex SE and at least 90% of the guaifenesin used in our products produced under all subsequent new drug applications, or NDAs. Under its agreement with Boehringer Ingelheim, Cardinal Health may obtain guaifenesin from a third party supplier if, for any reason, Boehringer Ingelheim discontinues supplying guaifenesin or is unable for three continuous months to supply guaifenesin to Cardinal Health. Once Boehringer Ingelheim regains the ability to supply requested amounts of guaifenesin to Cardinal Health, Cardinal Health must again purchase guaifenesin from Boehringer Ingelheim. Upon written notice, Boehringer Ingelheim is entitled unilaterally to adjust the prices that Cardinal Health pays Boehringer Ingelheim by up to 3%. Cardinal Health and Boehringer Ingelheim must mutually agree on any price increase above 3%. If Boehringer Ingelheim is unable to increase manufacturing capacity, they will not be able to meet our future demand for guaifenesin and Boehringer Ingelheim has advised us that in the near term it will not be able to deliver the amount of guaifenesin we have requested. If Boehringer Ingelheim is unable to deliver greater quantities of guaifenesin or we are unable to qualify another supplier of guaifenesin, Cardinal Health will be unable to manufacture sufficient quantities of Mucinex SE and Mucinex DM to meet our requests. Our inability to meet demand for our products would negatively impact our revenues and results of operations.

          The supplier from whom Cardinal Health has historically obtained dextromethorphan, the additional active ingredient in Mucinex DM, reduced their production of this substance in 2004. Cardinal Health was able to obtain an additional supply of dextromethorphan, which we expect will meet our needs through December 31, 2006. Cardinal Health has not qualified an alternative supplier for dextromethorphan, and if an alternative supplier for dextromethorphan is not qualified prior to the depletion of the existing supply of dextromethorphan, we will not be able to supply Mucinex DM.
          The FDA requires that all manufacturers of pharmaceutical ingredients for sale in, or from, the United States achieve and maintain compliance with the cGMP regulations and guidelines. There are a limited number of manufacturers operating under cGMP regulations that are capable of manufacturing either guaifenesin or dextromethorphan. We do not currently have alternative sources for production of either ingredient, and Cardinal Health has a limited ability to enter into relationships with alternative guaifenesin suppliers without terminating its agreement with Boehringer Ingelheim. Cardinal Health may be unable to utilize alternative manufacturing sources for these ingredients or to obtain such manufacturing on commercially reasonable terms or on a timely basis. Any transfer of Cardinal Health’s sources of supply to other manufacturers will require the satisfaction of various regulatory requirements, which could cause Cardinal Health to experience significant delays in receiving adequate supplies of guaifenesin, dextromethorphan or both. Any delays in the manufacturing process may adversely impact our ability to meet commercial demand on a timely basis, which would negatively impact our revenues, reputation and business strategy.

We cannot ensure that the FDA will enforce removal from the market of the existing prescription long-acting guaifenesin combination products similar to Mucinex DM and Mucinex D, and we cannot ensure that products containing long-acting guaifenesin that are competitive with our products will not be introduced into the OTC market.
          As described more fully under the section entitled “Government Regulation,” following its approval of Mucinex SE, the FDA took enforcement action to remove all existing long-acting, single-ingredient guaifenesin single-entity products from the market. We believe that sales of Mucinex SE increased as a result of the FDA’s action and its resulting status as the only drug of its kind to be approved by the FDA for marketing and sale in the United States. The FDA approved Mucinex DM in April 2004 and Mucinex D in June 2004. As of the date of this prospectus, the FDA has not taken any action to remove from the market existing, long-acting guaifenesin and dextromethorphan combination products, which are similar to Mucinex DM, and existing, long-acting guaifenesin and pseudoephedrine combination products, which are similar to Mucinex D. We have no assurance that the FDA will ever undertake this action and we may never achieve the increase in sales we would anticipate if the FDA removed these competing, unapproved products from the market.
          In addition, as described more fully under the section entitled “Government Regulation,” based on our patent position and regulatory requirements, we estimate that the process of developing and obtaining the necessary FDA approvals for competitive long-acting guaifenesin products would take two to three years from the start of this process. However, it is possible that competitors have already begun the process of developing and obtaining FDA approval for products competitive with Mucinex SE or our other products. As a result, we cannot be sure that the effective market exclusivity that we currently enjoy for Mucinex SE, and would enjoy if the FDA removes from the market products similar to Mucinex DM or Mucinex D, will continue for any period of time into the future. If competitive long-acting guaifenesin OTC products are approved, our growth may be slowed or our results of operations may be adversely affected.

Our products and many of our product candidates rely on guaifenesin, which is an expectorant. If our competitors develop a superior expectorant, our products and our patented technology may be rendered obsolete.
          Guaifenesin is a fundamental component in all of our currently marketed products and many of our product candidates. Guaifenesin and the other active ingredients in our products and product candidates have been used for many years. Our competitors may develop new chemicals or compounds that render guaifenesin, our patented delivery system or our products obsolete. We can offer no assurance that our development efforts will be able to lead or keep pace with discoveries or technological advances that yield superior compounds or products, or that we will recover our investment in our products before any such advancements render them obsolete.

We depend on a limited number of customers for a large portion of our sales and demands made by, or the loss of, one or more of these customers could significantly reduce our margins or sales and adversely affect our business and financial results.
          For the nine months ended March 31, 2005, our top five and ten customers accounted for an aggregate of approximately 62% and 82% of our gross sales, respectively. CVS, McKesson Corporation, Walgreens, and Wal-Mart each accounted for greater than 10% of our gross sales for the nine months ended March 31, 2005. We expect that, for the year ended June 30, 2005 and future periods, our top five and ten customers will, in the aggregate, continue to account for a large portion of our sales. In addition, retailers have demanded, and may continue to demand, increased service and other accommodations, as well as price concessions. As a result, we may face downward pressure on our prices and increased expenses to meet these demands, which would reduce our margins. Given the growing trend toward consolidation of retailers, we expect demands by customers and the concentration of our sales in a small number of customers to increase. The loss of one or more of our top customers, any significant decrease in sales to these customers, pricing concessions or other demands made by these customers, or any significant decrease in our retail display space in any of these customers’ stores could reduce our sales and margins and could have a material adverse effect on our business, financial condition and results of operations.

We face substantial competition that may prevent us from maintaining or increasing market share for our existing products and gaining market acceptance of our future products. Our competitors may develop or commercialize products before or more successfully than us.
          Our competitors may develop products that are superior to ours or may more effectively market products that are competitive with ours. We believe that Mucinex SE and Mucinex DM compete primarily with products with strong brand awareness marketed by large pharmaceutical companies such as:

•	Pfizer, Inc. (Sudafed® and Benadryl®);

•	The Procter & Gamble Company (Dayquil® and Nyquil®);

•	McNeil PPC, Inc., an operating company of Johnson & Johnson (Tylenol Cold and Flu® and Motrin Cold and Sinus®);

•	Wyeth (Robitussin®, Dimetapp® and Advil Cold and Sinus®);

•	Novartis AG (Theraflu® and Triaminic®);

•	Schering–Plough Corp. (Claritin®, Coricidin® and Drixoral®); and

•	Bayer AG (Alka Seltzer Plus Cold® and Aleve Cold and Sinus®).
          We also face substantial competition from companies that market private label brands to our largest customers, which are typically sold at lower prices than our products.
          With respect to all of our existing and future drug products, regardless of whether such products are sold by prescription or OTC, we will compete with companies working to develop products and technologies that are more effective, safer or less costly than our products and technologies. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than us, have larger or more skilled sales forces to promote their products and develop more comprehensive protection for their technologies. Many of these competitors have substantially greater financial, technical and human resources than we do. Moreover, additional mergers and acquisitions in the pharmaceutical industry may result in our competitors having an even greater concentration of resources. We may not be able to maintain market acceptance of our products or successfully introduce new products if our competitors develop different or more advanced products, bring such products to market before we do or market their products more effectively in the OTC and prescription markets.

          With respect to our Mucinex SE, Mucinex DM and our other future OTC products, we also compete for brand recognition and product availability at retail stores. In addition, we compete with our competitors on price. Advertising, promotion, merchandising, packaging, and the timing of new product introductions and line extensions also have a significant impact on consumer buying decisions and, as a result, on our sales. The large pharmaceutical companies we compete against in the OTC market have considerably greater financial resources than we do and likely spend more on trade promotions and advertising. These competitors also likely benefit from greater purchasing power, stronger vendor relationships and broader distribution channels.
          Sales of our products also affect in-store position, wall display space and inventory levels in retail outlets. We have not been able to supply sufficient quantities of Mucinex SE and Mucinex DM to meet retail demand in recent months. If we are not able to improve inventory levels of Mucinex SE or Mucinex DM, maintain or improve in-store positioning of our products in retail stores, conduct effective advertising campaigns and other consumer and professional promotional programs, and maintain distribution and supply arrangements on competitive terms, we risk losing market share to our competitors in the OTC market.

We have generated net income for a short time and may not generate net income in the future.
          We have generated net income for only six consecutive quarters and the fiscal year ended June 30, 2004 is the first year we have shown net income. Our ability to maintain profitability depends on our ability to generate revenue from existing products and our ability to successfully develop, obtain regulatory approval for, manufacture, and commercialize our product candidates. Because of the numerous risks and uncertainties associated with our business, we can offer no assurance that we will continue to be profitable.

Adverse publicity associated with us or our products could have a material adverse effect on us.
          We are highly dependent upon consumer perceptions of us, the Mucinex brand and the safety and quality of our products. We could be adversely affected if we or the Mucinex brand is subject to negative publicity. We could also be adversely affected if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to consumers. Also, because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from consumers’ use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our results of operations.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.
          Our business exposes us to the risk of product liability claims that is inherent in the manufacturing, testing and marketing of drugs and related products. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of those products. Although we maintain general liability and product liability insurance in an amount that we believe is reasonably adequate to insulate us from potential claims, this insurance may not fully cover potential liabilities. In addition, our inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercial production and sale of our products, which could adversely affect our business.
                  If we fail to obtain an adequate level of reimbursement for our products by Medicaid, our business may be adversely affected. Additionally, many state Medicaid programs do not cover the costs of our products and we cannot ensure that any Medicaid programs will continue to reimburse us for our products.
          The availability and levels of reimbursement by Medicaid affect the market for both our current and future products. Medicaid continually attempts to contain or reduce the costs of healthcare by challenging the prices charged for pharmaceuticals. For example, we are obligated to provide rebates to the state Medicaid programs on sales of our products to Medicaid beneficiaries. We expect to experience pricing pressures in connection with the sale of our current and future products due to potential increases in rebates and other downward trends in reimbursement aimed at reducing healthcare costs and legislative proposals.
          Medicaid does not generally cover the costs of OTC products. Twenty-five state programs, however, have covered, and continue to cover, the cost of long-acting guaifenesin products, including our products. There is no assurance that any Medicaid program will cover any of our new products or will continue to cover our current products.

Seasonal fluctuations in demand for our current Mucinex products may cause our operating results to vary significantly from quarter to quarter.
          We expect retail demand for our products to be higher between October 1 and March 31 due to the prevalence of cough, cold and flu. As a result, our shipments, and therefore revenues, are expected to be higher between July 1 and March 31 to support the retail demand through that season. We generally expect our revenues during the quarter ended June 30 to be lower than the other quarters. In addition, fluctuations in the severity of the annual cough, cold and flu season may cause our operating results to vary from year to year. Due to these seasonal fluctuations in demand, our operating results in any particular quarter may not be indicative of the results for any other quarter or for the entire year.
Risks Related to Product Development

We may not be successful in our efforts to expand our portfolio of products.
          We intend to expand our portfolio of products by:

•	developing and commercializing line extensions of Mucinex by combining long-acting guaifenesin with other ingredients to address various respiratory conditions;

•	developing and commercializing prescription products to address additional segments of the respiratory market using our platform technology for extended-release guaifenesin; and

•	acquiring or in-licensing additional technologies and additional pharmaceutical products or product candidates in the respiratory therapeutics market.
          Our failure to expand our portfolio of products in both the prescription and OTC respiratory therapeutic markets, or any unexpected delays in launching new products, will impair our ability to execute our growth strategy, which will negatively affect our financial position and results of operations.

We intend to conduct clinical trials on product candidates we develop or acquire in the future, which will be costly, take years to complete and may not ultimately be successful.
          As part of our business strategy, we intend to pursue product candidates that must undergo preclinical studies and clinical trials as a condition to regulatory approval. Preclinical studies and clinical trials are expensive and, because we do not have the ability to conduct our own clinical trials, we will hire third parties to run the trials, which will lessen our control over the process. Clinical trials may take several years to complete and may not be successful. The commencement and completion of clinical trials may be delayed by many factors, including:

•	our inability to obtain materials sufficient for use in preclinical studies and clinical trials;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	inability to demonstrate effectiveness of product candidates during clinical trials;

•	unforeseen safety issues or side effects;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; or

•	varying interpretation of data by the FDA.
          Although we have not been required to conduct extensive clinical trials to obtain FDA approval of our existing products, we expect that many of our future product candidates may require extensive clinical trials. We may not successfully complete clinical trials for our product candidates. Accordingly, we may not receive the regulatory approvals needed to market our product candidates. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for our product candidates would delay or prevent the commercialization of such product candidates, which could negatively impact our financial position.
Regulatory Risks

Products approved for marketing remain subject to regulation. Complying with such regulation can be costly and failure to comply could result in a loss of approvals or suspension of product sales.
          We are subject to extensive regulation by the FDA and, to a lesser extent, by other applicable federal agencies, such as the Consumer Product Safety Commission, the Drug Enforcement Administration, the Federal Trade Commission, or FTC, the Environmental Protection Agency, and state government agencies. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and rules regulate the testing, manufacture, packaging, labeling, storage, record keeping, promotion, distribution, and sale of our products. If we or our manufacturers fail to comply with those regulations, we could become subject to significant penalties or claims, which could materially and adversely affect our operating results or our ability to conduct our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may adversely affect our revenue and the marketing of our products.
          In accordance with the Federal Food, Drug and Cosmetic Act and FDA regulations, the manufacturing processes of our third party manufacturers must also comply with cGMPs. The FDA inspects the facilities of our third party manufacturers periodically to determine if our third party manufacturers are complying with cGMPs. The FDA may implement additional regulations with which we would have to comply, which would increase our expenses.
          Additionally, if we or our third party manufacturers fail to comply with federal or state regulations, we could be required to:

•	suspend manufacturing operations;

•	change product formulations;

•	suspend the sale of products with non-complying specifications;

•	initiate product recalls; or

•	change product labeling, packaging or advertising or take other corrective action.
Any of these actions could materially and adversely affect our financial results.
          Further, our failure to comply with the FDA, FTC or state regulations relating to our product claims and advertising may result in enforcement actions and imposition of penalties or otherwise materially and adversely affect our marketing strategy and product sales.

We may not be able to obtain marketing approval for any of the products resulting from our development efforts and failure to obtain these approvals could materially harm our business.
          All new medicines must be approved by the FDA before they can be marketed and sold in the United States. Successfully completing extensive clinical trials and demonstrating manufacturing capability is typically required to obtain FDA approval, as described more fully under “Government Regulation.” Clinical development is expensive, uncertain and lengthy, often taking a number of years for a NDA to be filed with and ultimately approved by the FDA. Of the large number of drugs in development, only a small percentage result in the submission of a NDA to the FDA and even fewer are approved for commercialization.
          We may need to successfully address a number of challenges in order to complete the development of our future products. For example, to obtain marketing approval for a new product candidate, we and our third party manufacturers will be required to consistently produce the active pharmaceutical ingredient in commercial quantities and of specified quality on a repeated basis. This requirement is referred to as process validation. If we are unable to satisfy this process validation requirement for a future product candidate, through our third party manufacturers or otherwise, we will not receive approval to market such product.
          In addition, the FDA and other regulatory agencies may apply new standards for safety, manufacturing, packaging, and distribution of future product candidates. Complying with such standards may be time consuming or expensive and could result in delays in our obtaining marketing approval for future product candidates, or possibly preclude us from obtaining such approval. Such a delay could also increase our commercialization costs, possibly materially.
          Furthermore, our future products may not be effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use. The FDA and other regulatory authorities may not approve any product that we develop. Even if we do obtain regulatory approval, such regulatory approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such product.

The manufacture and packaging of pharmaceutical products such as our Mucinex product line are subject to the requirements of the FDA. If we or our third party manufacturers fail to satisfy these requirements, our product development and commercialization efforts may be materially harmed.
          As indicated above, an approved drug and its manufacturer are subject to continual review, including review and approval of the manufacturing facilities. Changes in the manufacturing process or procedure, including a change in the location where the product is manufactured or a change of a third party manufacturer, may require prior FDA review or approval or revalidation of the manufacturing process and procedures in accordance with cGMP. This review or revalidation may be costly and time consuming and could delay or prevent the launch or delivery of a product. To effect a change of site, we and the manufacturer must transfer the relevant manufacturing technology to the new site. This process is detailed and time consuming. If we change the manufacturing site, the FDA will likely require us to perform analytical tests to demonstrate that changing the manufacturing location will not affect the characteristics of the product. If we cannot establish to the satisfaction of the FDA that the products manufactured at the new site are equivalent to those manufactured at the prior site, we may not obtain, or may be delayed in obtaining, approval to manufacture our products at the new site. In addition, if we elect to manufacture products at the facility of another third party, we would need to ensure that the new facility and the manufacturing process are in compliance with cGMP. Any such new facility would be subject to a preapproval inspection by the FDA.
          Furthermore, in order to obtain approval by the FDA of new products, we need to complete testing on both the active pharmaceutical ingredient and on the finished product in the packaging we propose for commercial sales. This testing includes testing of stability, identification of impurities and testing of other product specifications by validated test methods. If the required testing is delayed or produces unfavorable results, we may not obtain approval to launch the product or approval may be delayed.

Our current products may cause mild side effects including upset stomach, nausea, vomiting, diarrhea, headache, dizziness, skin rash (including hives), constipation, and drowsiness. If we or others identify additional, more severe side effects associated with our current or future products, we may be required to withdraw our products from the market, perform lengthy additional clinical trials or change the labeling of our products, any of which would hinder or preclude our ability to generate revenues.
          If we or others identify side effects after any of our products are on the market:

•	regulatory authorities may withdraw their approvals;

•	we may be required to reformulate our products, conduct additional clinical trials, change the labeling of our products, or implement changes to obtain new approvals of manufacturers’ facilities;

•	we may recall the affected products from the market;

•	we may experience a significant drop in sales of the affected products;

•	our reputation in the marketplace may suffer;

•	we may become the target of lawsuits, including class action suits; and

•	we may be required to withdraw our products from the market and not be able to re-introduce them into the market.
          Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.

Our products are subject to recalls even after receiving FDA regulatory clearance or approval. Recalls could harm our reputation and business.
          We are subject to ongoing reporting regulations that require us to report to the FDA if our products cause or contribute to a death or serious injury. These reports can lead to stricter safety warnings on product labeling, voluntary company recalls or withdrawal of the product from the market. In addition, if we become aware of adverse event reports, manufacturing defects or insufficient labeling, we may voluntarily elect to recall one of our products. Any recall, which must be reported to and supervised by the FDA, would divert managerial and financial resources and could harm our reputation with all of our customers and with the health care professionals who recommend our products, which may have a material adverse effect on our business.

Mucinex D may be subject to additional governmental regulation.
          Our Mucinex D product contains pseudoephedrine HCl, a FDA-approved ingredient for the relief of nasal congestion. We intend to launch this product in the first quarter of 2006. We understand that pseudoephedrine has been used in the illicit manufacture of methamphetamine, a dangerous and addictive drug. To date, we believe that nine states have enacted regulations concerning the sale of pseudoephedrine, including limiting the amount of these products that can be purchased at one time, or requiring that these products be located behind the counter, with the stated goal of deterring the illicit/illegal manufacture of methamphetamine. In addition, several retailers, in the absence of such regulations, have begun keeping products containing pseudoephedrine behind the counter. If such regulations are adopted throughout the United States or if additional retailers institute similar policies, then our sales of Mucinex D and the maximum strength version of the same product may be negatively impacted.

Risks Related to Managing Growth

We depend on our key personnel and if we are not able to retain them or recruit additional technical personnel, our business will suffer.
          We are highly dependent on the principal members of our management. The continued service of our Chief Executive Officer and President, Michael J. Valentino, is critical to our success. Mr. Valentino is the only member of our management team with whom we have entered into an employment agreement, but he may terminate it on short or no notice.
          The loss of any of our other executive officers, including our Executive Vice President, Chief Financial Officer and Treasurer, David Becker, our Senior Vice President of Research and Development, Helmut Albrecht, our Executive Vice President, Chief Legal and Compliance Officer and Secretary, Walter E. Riehemann, our Executive Vice President, Chief Marketing and Development Officer, Robert Casale, our Vice President of Regulatory Affairs, Susan Witham, or our Executive Vice President, Commercial Operations, John Thievon, could cause disruption in our business. We do not carry key man life insurance on any of our key personnel.
          In addition, our growth will require us to hire a significant number of qualified technical personnel. Intense competition exists among other companies and research and academic institutions for qualified personnel. If we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow our business.

We may undertake strategic acquisitions of technologies and products. Integration of such technologies and products will involve a variety of costs and we may never realize the anticipated benefits of such acquisitions.
          We intend to pursue opportunities to acquire technologies, brands and products that would allow us to leverage our professional sales force or our marketing and development expertise or enhance our product portfolio or brand recognition in the OTC and prescription markets. We have limited experience in identifying and completing such acquisitions. Further, acquisitions typically entail many risks, including risks related to the integration of the technologies and products. In attempting to integrate such technologies and products, we may experience unexpected integration costs and delays, which may divert management and employee attention and disrupt our ability to develop and introduce new products. If we are not able to successfully integrate our acquisitions, we may not be able to realize the intended benefits of the acquisition.
          As a result of acquiring products or entering into other significant transactions, we have experienced, and will likely continue to experience, significant charges to earnings for acquisitions and related expenses, including transaction costs, closure costs or acquired in-process product development charges. These costs may include substantial fees for investment bankers, attorneys, accountants, and financial printing costs. Charges that we may incur in connection with acquisitions could adversely affect our results of operations for particular quarterly or annual periods. In addition, we may lack the required funds or resources to carry out such acquisitions.
Risks Relating to Intellectual Property

If our patent position does not adequately protect our products and future products, others will be able to compete against us more directly, which may harm our business.
          Our patent portfolio includes one U.S. patent, two foreign patents and several patent applications. Our most significant patent is currently the U.S. patent, which contains claims covering a long-acting guaifenesin product, including an immediate release portion and an extended-release portion that yields a certain pharmacokinetic profile. The active ingredients in our products and most of our product candidates, including guaifenesin, dextromethorphan and pseudoephedrine, are chemical compounds that have been in existence for many years and are not covered by patents that claim these chemical compounds. Our patents cover a formulation of a product that delivers guaifenesin with a bi-phasic release pattern. They do not and will not contain compound claims for the chemicals in these products. We cannot be sure that our patents will effectively exclude competitors from introducing similar or equivalent products.
          Our success will depend, in large part, on our ability to obtain additional patents in the United States, maintain our existing patent position and obtain and maintain adequate protection for the other intellectual property incorporated into our products. Our patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. We cannot be sure that we will receive patents for any of our pending patent applications or any patent applications we may file in the future. In addition, our patents may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications or that we were the first to file for protection of the inventions set forth in these patent applications. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and financial results.

If we are unable to protect the intellectual property rights related to our brands, our ability to compete effectively in the markets for our products could be negatively impacted.
          A significant part of our business strategy is to position Mucinex as a preferred brand for relief of respiratory congestion for the OTC cough, cold, allergy, and sinus market. We believe that familiarity with our brand is an important competitive advantage and that the growth and sustainability of our market share for the Mucinex product line will depend to a significant extent upon the goodwill associated with our related trademarks and trade names. We intend to use the trademarks and trade names on our products to convey that the products we sell are “brand name” products, and we believe consumers ascribe value to our brands. We own the material trademark and trade name rights used in connection with the packaging, marketing and sale of our Mucinex products. This ownership prevents our competitors or new entrants to the market from using our brand names. Therefore, we view trademark and trade name protection as critical to our business. Although most of our trademarks are registered in the United States, we may not be successful in asserting trademark or trade name protection. If we were to lose the exclusive right to use the Mucinex brand name or other brand names we establish or acquire in the future, our sales and operating results could be materially and adversely affected. We could also incur substantial costs to prosecute legal actions relating to the use of our trademarks and trade names, which could have a material adverse effect on our business, results of operations or financial condition.
          Additionally, other parties may infringe on our property rights in our trademarks and trade names, which may dilute the value of our brands in the marketplace. Our competitors may also introduce brands that cause confusion with our brands in the marketplace, which could adversely affect the value that our customers associate with our brands and thereby negatively impact our sales. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect these rights through litigation or otherwise. In addition, third parties may assert claims against our trademark and trade name rights, and we may not be able to successfully resolve these claims. In such event, we may lose our ability to use the brand names that were the subject of these claims, which could have a material adverse impact on our sales and operating results. We could also incur substantial costs to defend even those claims that are not ultimately successful, which could materially adversely affect our business, results of operations or financial condition.

If we are unable to protect the confidentiality of our trade secrets and proprietary information, our technology and information may be used by others to compete against us.
          In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We seek to protect this information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. If we do not adequately protect our trade secrets and proprietary information, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and financial results.

Legal proceedings or third party claims of intellectual property infringement may require us to spend time and money and could prevent us from developing or commercializing products.
          Our technologies, products or potential products in development may infringe rights under patents or patent applications of third parties. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing, or sales of the product or product candidate that is the subject of the suit.
          As a result of patent infringement claims, or to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly.
          The pharmaceutical industry has experienced substantial litigation and other proceedings regarding patent and other intellectual property rights. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the USPTO and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Our existing U.S. patent was recently subject to a request for reexamination, and although the United States Patent and Trademark Office, or USPTO, denied the request, the requestor may appeal the denial. If the USPTO invalidates our patent or substantially narrows the claims of our patent such that it no longer protects our products from competition, our business will be materially harmed.
          On April 20, 2005, an anonymous third party filed a request for reexamination of our U.S. patent with the USPTO. On June 23, 2005, the USPTO denied the request for reexamination and found that the third party did not raise a substantial question of patentability based on prior art or other printed publications. The third party who filed the request for reexamination may not appeal the USPTO’s decision to the Board of Patent Appeals, but may seek review of the decision by the Director of the USPTO within one month from the denial. The Director has the authority to commence a reexamination proceeding and has the authority to leave the patent in its present form, narrow the scope of the claims of the patent or cancel all of the claims of the patent. If the third party seeks review of the denial with the Director of the USPTO within one month of the denial and the Director commences a reexamination proceeding, then the USPTO will reconsider the patentability of our delivery system for guaifenesin.
          If the third party seeks review of the decision of the USPTO within one month from denial and the Director of the USPTO commences a reexamination proceeding, we intend to vigorously defend our patent position and believe we will prevail in the reexamination process. We may not be successful, however, in maintaining our patent or the scope of its claims during reexamination and can offer no assurance as to the outcome of a reexamination proceeding. If a reexamination proceeding is commenced and the USPTO does not confirm our patent or substantially narrows the claims of our patent following a reexamination, then our competitive position will be weakened and we may face stronger and more direct competition, which would negatively impact our business and operating results.
Risks Relating to Future Financing Needs

We may need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing or doing so on unattractive terms could adversely affect our marketing and development programs and other operations.
          We will require substantial funds to commercialize our products, launch new products, promote our brand, and conduct development, including preclinical testing and clinical trials, of our potential products. We currently believe that we will generate sufficient revenue through our product sales, together with our net proceeds from this offering, to fund our anticipated levels of operations through at least the next two years. However, our future capital requirements will depend on many factors, including:

•	the success of our commercialization of Mucinex SE and Mucinex DM and the costs associated with related marketing, promotional and sales efforts;

•	the timing of new product launches, product development and advancement of other product candidates into development;

•	potential acquisition or in-licensing of other products or technologies;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the cost of manufacturing activities, including raw material sourcing and regulatory compliance; and

•	the costs involved in establishing and protecting our patent, trademark and other intellectual property rights.
          Additional financing may not be available to us when we need it or on favorable terms. If we are unable to obtain adequate financing on a timely basis, we may be required to significantly curtail one or more of our marketing, development, licensing, or acquisition programs. We could be required to seek funds through arrangements with others that may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience dilution and the terms of any new equity securities may have preferences over our common stock.
Risks Related to This Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
          We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

After this offering, our executive officers, directors and major stockholders will maintain the ability to control all matters submitted to stockholders for approval.
          When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before the completion of this offering, will, in the aggregate, beneficially own shares representing approximately 64.0% of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Provisions in our certificate of incorporation and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.
          Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.
          The affirmative vote of the holders of at least 66 2/3% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 66 2/3% of our shares of capital stock entitled to vote.
          In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment.
          Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, after giving effect to the $45 million cash dividend declared by our board of directors on June 2, 2005 and assuming an initial public offering price of $15.00 per share, you will experience immediate and substantial dilution of $11.53 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering at the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 49% of the aggregate price paid by all purchasers of our stock but will own only approximately 16.9% of our common stock outstanding after this offering.

An active trading market for our common stock may not develop.
          Prior to this offering, there has been no public market for our common stock. Although we have applied for quotation of our common stock on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. Investors may not be able to sell their common stock at or above the initial public offering price.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.
          Our stock price is likely to be volatile. The stock market in general and the market for pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	developments by our competitors;

•	the regulatory status of Mucinex SE, Mucinex DM and our other potential products;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	regulatory developments in the United States;

•	developments or disputes concerning patents or other proprietary rights;

•	our ability to manufacture products to commercial standards;

•	litigation;

•	the departure of key personnel;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

If there are substantial sales of our common stock, our stock price could decline.
          If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining shares to be outstanding upon completion of this offering will be eligible for sale pursuant to Rule 144 upon the expiration of lock-up agreements.
          Upon completion of this offering, holders of an aggregate of approximately 21,422,725 shares of common stock will have rights to require us to register these shares of common stock with the Securities and Exchange Commission. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market.
          Promptly following this offering, we intend to register approximately 5,985,105 shares of common stock that are authorized for issuance under our stock plans. As of June 30, 2005, 1,616,225 shares were subject to outstanding options, all of which were immediately exercisable. Once we register the shares authorized for issuance under our stock plans, they can be freely sold in the public market upon issuance, subject to our repurchase rights, the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

Other than the $45 million cash dividend declared by our board of directors on June 2, 2005, we have not paid cash dividends and do not expect to pay dividends in the future, which means that you may not be able to realize the value of our shares except through sale.
          Other than the $45 million cash dividend declared by our board of directors on June 2, 2005, we have never declared or paid cash dividends. We currently expect to retain earnings for our business and do not anticipate paying dividends on our common stock at any time in the foreseeable future. Because we do not anticipate paying dividends in the future, the only opportunity to realize the value of our common stock will likely be through a sale of those shares. The board of directors will decide whether to pay dividends on common stock from time to time in the exercise of its business judgment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains forward-looking statements. All statements, trend analyses and other information contained in this prospectus relative to markets for our products and trends in our operations or financial results, as well as other statements including words such as “may,” “target,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “project,” and other similar expressions, constitute forward-looking statements. We made these statements based on our plans and current analyses of our business and the pharmaceutical industry as a whole. We caution that these statements may, and often do, vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ from those expressed or implied by the forward-looking statements. Factors that could contribute to these differences include, among other things:

•	general economic conditions and other factors, including our ability to sell our products;

•	customer response to new products and marketing initiatives;

•	increased competition in the sale of our pharmaceutical products and services and the retention of existing customers;

•	regulatory changes or actions, including those relating to regulation of pharmaceutical products; and

•	the other factors discussed under the section entitled “Risk Factors” and elsewhere in this prospectus.
          You should not place undue reliance on any forward-looking statement. The forward-looking statements in this prospectus speak only as of the date of this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, or prospects may have changed since that date. Neither the delivery of this prospectus nor the sale of the common shares means that information contained in this prospectus is correct after the date of this prospectus. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements, the risk factors or other information described in this prospectus, whether as a result of new information, future events, changed circumstances, or any other reason after the date of this prospectus.
          The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements we make in connection with this offering.

USE OF PROCEEDS
          We estimate the net proceeds from our sale of the 5,333,000 shares of common stock in this offering to be approximately $72.2 million at an assumed initial public offering price of $15.00 per share, less the underwriting discount and commissions and estimated offering expenses. We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering. If the underwriters exercise their over-allotment option in full, we estimate our net proceeds will be approximately $87.0 million.
          The principal purposes of this offering are to increase our capitalization and financial flexibility, to provide a public market for our common stock and to facilitate access to public capital markets.
          We intend to use the net proceeds of this offering (not including the over-allotment option) over the next two years approximately as follows:

•	$25.0 million to continue to build the Mucinex brand in the consumer and professional market;

•	$20.0 million to fund the development of two additional OTC products and one new prescription product, each of which combines long-acting guaifenesin with other active ingredients;

•	$12.5 million to develop our recently in-licensed product candidate erdosteine, which we expect will require clinical trials prior to FDA approval; and

•	$14.7 million for potential acquisitions or product in-licensing, as described below.

          We may use a portion of the net proceeds for the acquisition of businesses, products, technologies and the possible repurchase of the Cardinal Health manufacturing assets and operations in Fort Worth, Texas, though we have no agreements or understandings with respect to any acquisition at this time.
          The amounts that we actually expend for these specified purposes may vary significantly depending on a number of factors, including changes in our growth strategy, the success of our product development, the amount of our future revenues and expenses and our future cash flow. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering and may spend such proceeds for any purpose, including purposes not presently contemplated.
          Pending the uses described above, we may invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.
DIVIDEND POLICY
          We declared and paid a stock dividend on our capital stock in October 2000. On June 2, 2005, our board of directors declared a cash dividend totaling $45 million on shares of our common stock and shares of our preferred stock on an “as converted” basis (in accordance with our Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Certificate of Incorporation). On June 2, 2005, the requisite number of stockholders approved such dividend. The record date for the dividend was June 17, 2005. We paid the dividend on June 22, 2005. We currently intend to retain all future earnings to finance our development efforts, the development of our proprietary technologies, the in-licensing or acquisition of specialty pharmaceutical products and trademarks, and the expansion of our business. We do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, and other factors our board of directors deems relevant.

CAPITALIZATION
          The following table sets forth our unaudited capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the $45 million dividend declared on June 2, 2005; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments described above and the conversion of our preferred stock into 16,943,318 shares of our common stock and sale of the 5,333,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $15.00 per share after deducting the estimated underwriting discount and commissions and offering expenses (as described under “Use of Proceeds”).

          You should read this information together with our financial statements and the notes to those statements appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Selected Financial Data” sections of this prospectus.

	March 31, 2005

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(unaudited)
	(in thousands)

Cash and cash equivalents	$46,257	$1,257	$73,445

Redeemable convertible preferred stock:
Series A Convertible Preferred Stock, $0.01 par value, 15,000,000 shares authorized, 4,307,242 shares issued and outstanding, actual and pro forma, no shares issued and outstanding, pro forma as adjusted	$81,500	81,500	—
Series B Convertible Preferred Stock, $0.01 par value, 20,000,000 shares authorized, 5,737,293 shares issued and outstanding, actual and pro forma, no shares issued and outstanding, pro forma as adjusted	73,555	73,555	—
Series C Convertible Preferred Stock, $0.01 par value, 15,000,000 shares authorized, 4,849,048 shares issued and outstanding, actual and pro forma, no shares issued and outstanding, pro forma as adjusted	106,375	106,375	—
Stockholders’ (deficit) equity:
Common stock, $0.01 par value; 100,000,000 shares authorized, 6,145,443 shares issued and outstanding, actual and pro forma; 28,421,761 shares issued and outstanding, pro forma as adjusted	61	61	284
Additional paid-in capital	12,387	12,387	345,782
Accumulated deficit	(195,181)	(240,181)	(240,181)

Total stockholders’ (deficit) equity	(182,733)	(227,733)	105,885

Total capitalization	$78,697	$33,697	$105,885

          The above share data excludes the following:

•	2,413,122 warrants to purchase common stock outstanding as of March 31, 2005 at a weighted average exercise price of $0.66 per share;

•	856,224 warrants to purchase common stock outstanding as of March 31, 2005 at an exercise price of $4.56 per share; and

•	3,568,271 options to purchase common stock outstanding as of March 31, 2005 at a weighted average exercise price of $1.97 per share.

DILUTION
          Our historical net tangible book deficit as of March 31, 2005 was ($189.9) million, or approximately ($30.90) per share based upon 6,145,443 common shares outstanding. Net tangible book value per share represents the amount of stockholders’ equity less the net book value of intangible assets divided by the number of shares of common stock outstanding at that date. Our pro forma net tangible book value as of March 31, 2005 was approximately $26.5 million, or $1.15 per common share, based on 23,088,761 shares of common stock outstanding after giving effect to the conversion of all outstanding preferred stock into shares of our common stock and the payment of the $45 million cash dividend.
          Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the $45 million cash dividend declared on June 2, 2005 and our sale of 5,333,000 shares of common stock in this offering, after deducting the estimated underwriting discount and commissions and offering expenses, assuming an initial public offering price of $15.00 per share, our pro forma net tangible book value as of March 31, 2005 would have been $3.47 per share. This amount represents an immediate increase in net tangible book value of $2.32 per share to existing stockholders and an immediate dilution in net tangible book value of $11.53 per share to purchasers of our common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$15.00
Historical net tangible book value per share as of March 31, 2005	$(30.90)
Increase attributable to conversion of redeemable convertible preferred stock	34.00
Decrease per share attributable to the $45 million cash dividend	(1.95)

Pro forma net tangible book value per share as of March 31, 2005	$1.15
Increase per share attributable to new investors	2.32

Pro forma net tangible book value per share after giving effect to this offering		$3.47

Dilution per share to new investors		$11.53

          Assuming the underwriters exercise in full their over-allotment option, our pro forma net tangible book value at March 31, 2005 would have been approximately $3.85 per share, representing an immediate increase in the pro forma net tangible book value of $2.70 per share to our existing stockholders and an immediate dilution in net tangible book value of $11.15 per share to new investors.
          The following table summarizes, on the pro forma basis discussed, as of March 31, 2005, the differences between existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share of our common stock paid by existing stockholders, after giving effect to the issuance of 5,333,000 shares of our common stock in this offering at an assumed offering price of $15.00 per share, before deducting the estimated underwriting discount and commissions and offering expenses. See “Use of Proceeds.”

	Shares Issued		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	23,088,761	81.2%	$78,363,485	49.5%	$3.39
New investors	5,333,000	18.8	79,995,000	50.5	15.00

Total	28,421,761	100.0%	$158,358,485	100.0%

          If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will be increased to 6,394,000, or approximately 21.7% of the total number of shares of our common stock outstanding after this offering (based on our capitalization as of March 31, 2005).
          The discussion and tables above assume no exercise of stock options or warrants outstanding and no issuance of shares reserved for issuance under our equity incentive plans. As of March 31, 2005, there were:

•	2,413,122 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $0.66 per share;

•	856,224 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $4.56 per share;

•	3,568,271 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $1.97 per share; and

•	an additional 367,157 shares reserved for future stock option grants and purchases under our existing equity compensation plans. In May 2005, our board of directors decided not to grant any additional awards pursuant to this plan after completion of this offering. In lieu thereof, the board of directors reserved 2,737,802 shares of common stock for future issuances under our new 2005 Long-Term Incentive Plan.

SELECTED FINANCIAL DATA
          The following table presents our selected financial information, which you should read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements, the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial information set forth below as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002 has been derived from our audited financial statements included herein. The selected financial information as of June 30, 2002, 2001 and 2000 and for the years ended June 30, 2001 and 2000 have been derived from our audited financial statements, which are not included in this prospectus. The selected financial information as of and for the nine months ended March 31, 2005 and 2004 has been derived from unaudited financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not indicative of future performance.

	Nine Months Ended
	March 31,		Years Ended June 30,

	2005	2004	2004	2003	2002	2001	2000

	(unaudited)
	(in thousands, except per share amounts)
	Restated

Statements of Operations Data
Net sales	$121,059	$48,973	$61,295	$14,038	$13,755	$9,996	$9,964
Cost of goods sold	24,676	8,425	11,928	5,252	4,024	6,134	5,513

Gross margin	96,383	40,548	49,367	8,786	9,731	3,862	4,451
Selling, marketing and administrative(1)	52,671	16,861	23,286	23,310	17,968	12,875	11,119
Product development	4,518	2,378	3,181	4,542	7,419	3,580	2,660
Interest expense	77	2,414	3,403	3,601	—	228	86
Interest income	(519)	(101)	(205)	(29)	(180)	—	—

Income/(loss) before income taxes	39,636	18,996	19,702	(22,638)	(15,476)	(12,821)	(9,414)
Provision/(benefit) for income taxes	15,614	—	(16,124)	—	—	—	—

Net income/(loss)	24,022	18,996	35,826	(22,638)	(15,476)	(12,821)	(9,414)

Accretion of preferred stock	(150,577)	(18,706)	(28,100)	8,204	(7,619)	(6,977)	(4,249)

Net (loss)/income applicable to common stockholders	$(126,555)	$290	$7,726	$(14,434)	$(23,095)	$(19,798)	$(13,663)

(Loss)/income per common share
Basic	$(21.23)	$0.06	$1.64	$(4.66)	$(7.47)	$(8.08)	$(5.27)

Diluted	$(21.23)	$0.03	$0.90	$(4.66)	$(7.47)	$(8.08)	$(5.27)

Pro forma income per common share(2)
Basic	$1.05		$1.66
Diluted	$0.86		$1.41

(1)	Selling, marketing and administrative includes non-cash stock-based compensation expense as follows:

Nine Months Ended
March 31,		Years Ended June 30,

2005	2004	2004	2003	2002	2001	2000

(unaudited)
(in thousands)
$283	$514	$686	$880	$1,292	$1,256	$212

(2)	Please see Note 1 to our financial statements for an explanation of the method used to compute pro forma earnings per common share, basic and diluted, and the number of shares used in computing per share amounts.

		At June 30,
	At March 31,
	2005	2004	2003	2002	2001	2000

	(unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$46,257	$43,391	$9,405	$7,272	$1,507	$166
Working capital	68,219	47,151	5,230	6,766	(3,155)	1,245
Total assets	110,529	71,035	20,382	17,350	9,784	9,801
Long-term liabilities	2,482	2,731	14,873	—	—	3,400
Redeemable convertible preferred stock	261,430	110,851	60,647	68,851	36,620	19,906
Accumulated deficit	(195,181)	(68,626)	(76,352)	(61,918)	(38,823)	(19,033)
Total stockholders’ deficit	$(182,733)	$(56,997)	$(64,169)	$(56,517)	$(34,721)	$(16,180)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. Data presented as of March 31, 2005 and 2004 and for the interim periods then ended is based on our unaudited financial statements presented elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the section entitled “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
          We are a specialty pharmaceutical company focused on late-stage development, commercialization and marketing of OTC and prescription pharmaceuticals for the treatment of respiratory disorders. We currently market two products, Mucinex SE and Mucinex DM.
          Mucinex SE. Mucinex SE is a long-acting, single-ingredient guaifenesin OTC product and the only long-acting guaifenesin product approved by the FDA. The FDA approved Mucinex SE in July 2002.
          Mucinex DM. Mucinex DM is an OTC product containing long-acting guaifenesin and the cough suppressant dextromethorphan, and is the only FDA-approved, long-acting guaifenesin and dextromethorphan combination product. The FDA approved Mucinex DM in April 2004.
          Future Products. We have four additional products that have been approved by the FDA that we intend to market in the future: Mucinex D, an OTC product containing long-acting guaifenesin and the decongestant, pseudoephedrine; a maximum strength long-acting, single-ingredient guaifenesin OTC product (under the Humibid brand name); a maximum strength OTC combination product containing long-acting guaifenesin and dextromethorphan; and a maximum strength OTC combination product containing long-acting guaifenesin and pseudoephedrine. Like Mucinex SE and Mucinex DM, these additional products are the only FDA-approved products of their kind.
          Revenue Growth. Our net revenues have grown from $13.8 million for the year ended June 30, 2002 to $14.0 million and $61.3 million for the years ended June 30, 2003 and 2004, respectively. Our net revenues for the nine months ended March 31, 2004 and 2005 were $49.0 million and $121.1 million, respectively. Our revenue growth has been primarily driven by Mucinex SE sales following its launch in July 2002 and Mucinex DM sales following its launch in August 2004. We believe that the key factors underlying the growth of Mucinex SE and Mucinex DM revenues include:

•	The FDA’s removal of competitive long-acting, single-ingredient guaifenesin prescription products in November 2003. This removal resulted in Mucinex SE being the only long-acting, single-ingredient guaifenesin product available in the United States. Based on data from IMS Health–NPATM, we estimate that, for the 12 months ended June 30, 2003, there were approximately 10.5 million prescriptions filled for long-acting, single-ingredient guaifenesin products. After November 2003, we believe that a majority of prescriptions written for long-acting, single-ingredient guaifenesin resulted in OTC sales of our Mucinex SE product.

•	Our professional marketing efforts to physicians, pharmacists and other healthcare professionals. Our professional sales force targets high-prescribers of long-acting guaifenesin products and encourages them to recommend Mucinex SE and Mucinex DM to their patients. Our professional sales force also educates physicians, pharmacists and other healthcare professionals about the benefits of long-acting guaifenesin. In December 2004, we expanded our professional sales force from 50 to 100 sales representatives.

•	Expansion of our trade sales department and trade development efforts. Our trade sales force calls on national and regional retail accounts and wholesale distribution companies. The primary focus of our trade sales force is to maximize our shelf presence at retail drug, food and mass merchandise stores to support the efforts of our professional sales representatives and consumer advertising campaign. Between December 2003 and March 2005, we grew our trade sales force function from one to six professionals.

•	Consumer Advertising Campaign. Prior to the FDA’s approval of Mucinex SE as an OTC drug, long-acting guaifenesin and combination products were available only by prescription. We launched our consumer advertising campaign in November 2004, and our strategy is to educate customers about the unique benefits of Mucinex to encourage trial of our products.
          Results of Operations. We commenced operations in 1997, and as of June 30, 2003, we had an accumulated deficit of $65.7 million. During the fiscal year ended June 30, 2004, we reported net income of $35.8 million, which included an income tax benefit of approximately $16.1 million related primarily to the reversal of the valuation allowance that had been recorded against the deferred tax asset resulting from accumulated net operating losses. During the nine months ended March 31, 2005, we reported net income of $24.0 million, which reduced the accumulated deficit at March 31, 2005 to $5.9 million.
          Seasonality. We expect retail demand for our products to be higher between October 1 and March 31 due to the prevalence of cough, cold and flu. As a result, our shipments, and therefore revenues, are expected to be higher between July 1 and March 31 to support the retail demand through that season. We generally expect our revenues during the quarter ended June 30 to be lower than the other quarters.
          Future Growth. We believe that our future growth will be driven by professional and consumer marketing efforts to create increased awareness of the Mucinex brand and the benefits of long-acting guaifenesin and new product launches such as Mucinex D and our maximum strength products. Additionally, the FDA may take action to remove from the market the current long-acting guaifenesin products similar to Mucinex DM and Mucinex D, which could have a beneficial impact on our business. We plan to continue to spend significant amounts on the commercialization of our current products, the continuing development of our pipeline products and the in-licensing or acquisition of new product candidates. Our future profitability is dependent upon the successful commercialization of Mucinex SE and Mucinex DM and the introduction of new products such as Mucinex D and Humibid.
          Recent Developments. On June 2, 2005, our board of directors declared a cash dividend totaling $45 million on shares of our common stock and shares of our preferred stock on an “as converted” basis (in accordance with our Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Certificate of Incorporation). On June 2, 2005, the requisite number of stockholders approved such dividend. The record date for the dividend was June 17, 2005. We paid the dividend on June 22, 2005.
Critical Accounting Policies and Estimates
          Our financial statements are presented on the basis of accounting principles that are generally accepted in the United States. We have taken into consideration all professional accounting standards that are effective as of the date of these financial statements. Included within these policies are our “critical accounting policies.” Critical accounting policies are those policies that are most important to the preparation of our financial statements and require management’s most subjective and complex judgments due to the need to make estimates about matters that are inherently uncertain. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operations and financial condition. Our critical accounting policies are described in detail below.
          While our significant accounting policies are more fully described in Note 1 to our financial statements contained in this prospectus, we believe that the following accounting policies relating to revenue recognition, sales returns and allowances, cost of goods sold (Cardinal Health profit share), income taxes, and stock-based compensation charges are most critical in fully understanding and evaluating our reported financial results.
          Revenue Recognition. We recognize revenue when title and risk of loss have transferred to the customer, when estimated provisions for product returns, rebates, chargebacks, and other sales allowances are reasonably determinable and when collection is reasonably assured. Accruals for these provisions are presented in the financial statements as reductions to sales.
          Sales Returns and Allowances. When we sell our products, we reduce the amount of revenue recognized from such sale by an estimate of future product returns and other sales allowances. Other sales allowances include cash discounts, rebates, including Medicaid rebates, chargebacks, sales incentives, and royalties relating to products sold in the current period. Factors that are considered in our estimates of future product returns include an estimate of the amount of product in the trade channel, competitive products, the remaining time to expiration of the product, and the historical rate of returns. Consistent with industry practice, we maintain a return policy that allows our customers to return product within a specified period prior to and subsequent to the expiration date. Factors that are considered in our estimates regarding other sales allowances include historical payment experience in relationship to revenues, estimated customer inventory levels and current contract prices and terms with both direct and indirect customers and product royalty rates. If actual future payments for product returns and other sales allowances exceed the estimates we made at the time of sale, our financial position, results of operations and cash flow would be negatively impacted. There have been no material changes to our estimates in the periods presented.
          The following table shows, at each balance sheet date, the balances of liabilities and accounts receivable valuation accounts resulting from sales returns and allowances:

		June 30,
	March 31,
	2005	2004	2003

Product returns	$6,439	$3,622	$3,000
Chargebacks	2,572	2,332	394
Rebates and other	2,604	1,000	255

Accrued returns, chargebacks, rebates and other (1)	$11,615	$6,954	$3,649

Cash discounts (2)	$570	$143	$49
Trade promotions (2)	$2,908	$988	$—

(1)	Accrued returns, chargebacks, rebates and other sales allowances are reported in total under current liabilities on the Balance Sheet.

(2)	Cash discounts and trade promotions are reported as valuation allowances against accounts receivable on the Balance Sheet.

          The following table summarizes the activity of accrued returns and other sales allowances:

		Other		Total Accrued
		Sales		Rebates and Other
	Returns	Allowances		Sales Allowances

Balance at June 30, 2002	$1,200	$50		$1,250
Provision made to sales during the period	3,428	1,057		4,485
Payments/ credits	(1,628)	(458)		(2,086)

Balance at June 30, 2003	3,000	649		3,649

Provision made to sales during the period	3,303	7,396	(a)	10,699
Payments/ credits	(2,681)	(4,713	)(a)	(7,394)

Balance at June 30, 2004	3,622	3,332		6,954

Assumed liability for Humibid returns	3,000	—		3,000
Provision made to sales during the period	1,727	5,101		6,828
Payments/ credits	(1,910)	(3,257)		(5,167)

Balance at March 31, 2005	$6,439	$5,176		$11,615

(a)	Includes approximately $1.0 million related to a retroactive 32% price reduction that was announced and completed during fiscal year 2004.

Product Returns. Our products generally have a 24 month expiration period and our policy is to accept returns for expired product up to 12 months after the expiration date. At March 31, 2005, product returns liability includes $5.6 million for products and formulations that we currently do not market (AlleRxtm, Aquatab and Humibid). In connection with the acquisition of the Humibid trademark, we assumed an estimated liability of $3.0 million for product returns.

Based upon internal records and industry data, we believe that approximately $7.0 million exists in the sales channel for products that we currently do not market. The entire $7.0 million could potentially be returned by our customers to us for credit. However, based upon recent consumer consumption data as reported by IRI, IMS Health and our estimates of the remaining expiration life of such products in the channel, we believe that approximately $1.4 million of the $7.0 million will ultimately be purchased by consumers. Therefore, our accrued liability for returns of products that we currently do not market is approximately $5.6 million at March 31, 2005. Based on the above, our estimated return rate is 80% for product in the sales channel. In establishing this estimate, we analyze consumer purchase trends by product for the most recent two quarters and compare such trends to actual product returns during the same periods. Based upon these trends, we adjust our estimates of the amount of product that will ultimately be returned for credit. We believe that our estimates are reasonable and changes, if any, from those estimates would be within the range of 10%. If actual consumer purchases varied from our $1.4 million estimate at March 31, 2005 by 10%, our income before taxes would be impacted by $140,000.

For products that we currently market (Mucinex SE and Mucinex DM) at March 31, 2005, our liability for product returns is approximately $0.9 million. As compared to products and formulations that we currently do not market, our estimates for return of currently marketed products is significantly lower. Such estimate is based upon retail and non-retail sales data as reported by IRI and IMS Health Incorporated, or IMS Health, our estimates of the amount of product in the sales channel, historical and recent returns activity, and the fact that we were on back-order for Mucinex SE and Mucinex DM at March 31, 2005. The IRI data provides weekly retail unit sales by stock keeping units, or SKUs, received on a national basis. IMS Health data provides aggregate weekly prescriptions and tablet information, which is not specific by SKU. Based upon internal records and industry data, we believe that approximately $44.0 million of Mucinex SE and Mucinex DM exists in the sales channel at March 31, 2005. The entire $44.0 million could potentially be returned by our customers to us for credit. However, based upon recent consumer consumption data as reported by IRI and IMS Health, low levels of Mucinex SE and Mucinex DM returns historically, current sales order levels, estimated expiration life of the product in the sales channel and the fact that we were on backorder for both products at March 31, 2005, we estimate that approximately $43.1 million will ultimately be purchased by consumers. Therefore, our liability for product returns for Mucinex SE and Mucinex DM is approximately $0.9 million at March 31, 2005. Based on the above, our estimated return rate for product in the sales channel is 2%. Based upon industry information, we believe that the product returns for marketed products similar to ours range between 1% and 3% of sales. Considering our historical low rate of returns for Mucinex SE and Mucinex DM, we believe that a range of 1% to 3% is a reasonable range of what may ultimately be returned. If our actual returns of currently marketed products vary from the 2% estimated return rate and results in either a 1% or 3% return rate, our income before taxes could increase or decrease by up to $440,000.

Chargebacks. Chargebacks represent the difference between our published selling price per unit and the contractual prices under government contracts.

Sales of our products to our customers are generally based on our published list price. Some of our customers sell our products to certain government agencies that are entitled to a discount from our published list price. The discount under government agency contracts has historically approximated 26%. At the time we sell our product to our customers, we estimate the amount that they will sell to their customers who are entitled to a discount (or chargeback) pursuant to a government agency contract.

At March 31, 2005, the chargeback liability did not increase in proportion to the increase in sales activity. We believe that our increase in sales volume has not been attributed to government purchases but rather as a result of retail consumer demand largely driven by our consumer advertising campaign. Therefore, chargebacks have become a lower percentage of our total sales during the nine months ended March 31, 2005. Our liability for chargebacks relies primarily on two estimates. The most significant of those estimates involves the lag time between the date we ship product to our customer and the date the chargeback is presented to us for credit. This lag factor varies by customer and depends upon the individual customers’ buying patterns and inventory holding patterns, which can fluctuate from quarter to quarter due to seasonality or other customer factors. The other estimate relates to the percentage of product sales that will ultimately be subject to chargeback. This percentage also varies by customer. Since we believe the lag factor is the most significant of the estimates, we evaluate the range of possible outcomes at each balance sheet date by performing analyses that considers changes to the lag factor in one month increments. If our estimates of the lag factor at March 31, 2005 varied by one month from actual future results, our income before taxes would be impacted by approximately $528,000.

Rebates and Other Sales Allowances. We offer mail-in and point-of-sale rebates to retail consumers, rebates to certain states covering Mucinex under their Medicaid programs, and other sales allowances. The liability for rebates is based upon historical and current rebate redemption and utilization rates. For mail-in and point-of-sales rebates we utilize third party processing companies. Such companies have experience in predicting rebate redemption rates based upon the value of the rebate in relation to the retail purchase price of the product. Other sales allowances include expected customer deductions for shortages and damages and product royalties, which amounts are not material. Considering the multiple of estimates made by us as well as estimates prepared by third party companies that are necessary in evaluating the required liability balance for the various activities within this consolidated account, we believe that this liability account could fluctuate by up to 20%. Therefore, if our March 31, 2005 balance of

$2.6 million varied within a range of 20% from the actual future results, our income before taxes would be impacted by up to $520,000.

Cash Discounts. Our standard invoice terms are 2%, net 30 days. Based upon historical experience, we estimate that customer cash discounts will approximate 2% of our accounts receivable balance.

Trade Promotions. During fiscal year 2004, we began offering industry-standard trade promotion allowances to our trade customers. Currently, our trade promotion allowances approximate 4% of our published selling prices for Mucinex SE and Mucinex DM. Based upon our historical experience, we believe that this rate is appropriate for estimating this accrued liability. As a result of the increase in sales volume during the nine months ended March 31, 2005, the valuation allowance against our accounts receivable balance has increased.

          Cardinal Health Profit Share. In April 2004, we sold substantially all of our manufacturing assets, raw materials and in-process inventory located in Fort Worth, Texas to Cardinal Health. Pursuant to our supply agreement with Cardinal Health, Cardinal Health manufactures and supplies all of our existing drug products. Under this supply agreement, Cardinal Health is required to segregate direct manufacturing costs from indirect manufacturing costs. As finished goods are completed and shipped to a warehouse we designate, Cardinal Health bills us for the actual direct manufacturing costs incurred plus a mark-up. This mark-up is merely provided for interim billing and cash flow purposes and the actual amount payable to Cardinal Health is calculated at the end of each calendar quarter under a profit sharing formula. Profit for this purpose is calculated as net sales less the actual direct manufacturing cost of products sold during the calendar quarter and less freight and other logistics costs. The resulting profit is subject to profit sharing rates that decline as the total value of this profit increases. At the end of each calendar quarter, a reconciliation is completed and a billing adjustment is made to the extent that the actual profit share differs from the total mark-up paid to Cardinal Health during the calendar quarter.
          The accounting policy with regard to this arrangement is to record the actual direct manufacturing cost and the effective profit share amount as inventory, as that is our final cost to purchase the inventory. The difference between the billed mark-up and the effective profit share amount are reflected on the balance sheet as a receivable from or payable to Cardinal Health. At March 31, 2005, we have a receivable from Cardinal Health of $3.9 million as a result of the mark-up billed by Cardinal Health exceeding the contract year effective profit share amount.
          The receivable of $3.9 million at March 31, 2005 is calculated as follows:

Contract Year
Ended March 31, 2005

(in millions)
Total profit share payments to Cardinal Health	$13.4
Profit share earned by Cardinal Health — FY 2004(1)	1.4
Profit share earned by Cardinal Health — FY 2005(1)	7.6
Profit share included in ending inventory(2)	0.5

Excess profit share payments made to Cardinal Health	$3.9

(1)	Earned profit share is included in costs of goods sold.

(2)	Included in ending inventory at March 31, 2005.

(3)	Excess profit share payments are included in prepaid expenses and other assets at March 31, 2005.
          Inventory at June 30, 2004 included $982,000 of profit share. The use of the final profit share rate for the contract year ended March 31, 2005 would have reduced cost of goods sold at June 30, 2004 by approximately $475,000. The actual profit share rate for the contract year ended March 31, 2005 was reduced due to the sales increase that resulted from the consumer advertising campaign that began in November of 2004.
          Each month, as product is sold, the actual direct manufacturing cost plus an estimate of the profit share amount earned by Cardinal Health is charged to cost of sales. The estimated profit share amount considers for each contract year (i) our projected net product sales and gross profit, (ii) the projected profit share and (iii) the contractual minimum profit share amount.
          Assuming our net sales per unit and the actual direct manufacturing cost per unit are constant during the contract year, an increase in unit sales will result in a lower effective profit share amount per unit for the contract year. Conversely, if unit sales are lower than our initial estimates, the effective profit share per unit increases. At each contract year-end (March 31), a final reconciliation is performed and estimates are adjusted to the actual results.
          Income Taxes. Income taxes are accounted for in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Our net deferred tax assets relate primarily to net operating loss carryforwards, or NOL, research credits and sales reserves. In assessing the reliability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment requires significant judgment and estimates. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We consider our history of losses, scheduled reversal of deferred tax assets and liabilities and projected future taxable income over the periods in which the deferred tax items are deductible. In addition, Internal Revenue Code Sections 382 and 383 contain provisions that may limit the NOL available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. During fiscal year 2004, we utilized approximately 50% of our NOLs. Given this utilization, as well as projections for taxable income during fiscal 2005, the entire valuation allowance was reversed at June 30, 2004.
          Stock-Based Compensation. We account for stock-based compensation in accordance with the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, or SFAS 123, for stock-based employee compensation. We use the graded-vesting methodology to record the stock-based compensation expense over the vesting period, which generally ranges from three to five years. This methodology results in a greater amount of expense recognized towards the beginning of the vesting period as opposed to the straight-line method. Because subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing methods do not necessarily provide a reliable single measure of the fair value of our stock options.
          Accretion of Preferred Stock. We adjust the carrying value of our Series A redeemable convertible preferred stock, or Series A Preferred Stock, our Series B redeemable convertible preferred stock, or Series B Preferred Stock, and our Series C redeemable convertible preferred stock, or Series C Preferred Stock, to redemption value. For Series A and Series B Preferred Stock, redemption value equals fair value. For Series C Preferred Stock, redemption value equals the greater of 200% of the original per share purchase price or fair value. All classes of preferred stock are redeemable at the option of the holder on specified dates. Accretion of Series C Preferred Stock up to liquidation value is recorded as a reduction of net income applicable to common stockholders. To the extent that the fair value is greater than the accreted liquidation value at the balance sheet date, the preferred stock is adjusted to reflect the fair market value with the offset charged to accumulated deficit in stockholders’ equity and reflects a reduction of net income applicable to common stockholders. Upon the closing of this offering, our redeemable convertible preferred stock will automatically convert into shares of common stock and, as a result, there will be no further accretion and the preferred stock amount will be credited to common stock and additional paid-in capital.

          We incurred approximately $870 and $1,196 of issuance costs in connection with the issuance of Series A and B Preferred Stock, respectively. Such costs have been recorded as a reduction of the carrying amount of the preferred stock and are being accreted through a charge to accumulated deficit up to the original redemption date, using the effective interest method and are included in net income applicable to common stockholders. There were no issuance costs associated with the Series C Preferred Stock.
          Significant Factors, Assumptions and Methodologies Used in Determining Fair Value. Determining fair value of our stock requires making complex and subjective judgments. During the 12 months ended March 31, 2005, we granted 595,121 options with an exercise price ranging from $2.22 to $11.40 with the deemed fair value of the underlying common stock equal to the exercise price. Although we did not obtain valuations by an unrelated valuation specialist, management performed and our board of directors approved contemporaneous estimates of the fair value of our common stock. Management’s valuations considered a number of factors including:

•	Trailing 12 month sales;

•	Key milestones;

•	Comparable company and industry analysis;

•	Third party preferred stock investments and the impact of those investments on the common stock value;

•	Third party offer to acquire the business; and

•	Anticipated initial public offering price per share and the timing of the initial public offering.
          These valuations are based on a number of estimates and assumptions and the adjustment of any of the factors could result in an estimate of fair value that would be materially different than the one we determined.
Operating Expenses
          Product Development. Our product development expenses have historically consisted of formulation and analytical development work with existing and well established drugs and pharmaceutical ingredients, the development of scale-up and manufacturing data and stability programs, human pharmacokinetic studies to establish bioavailability and bioequivalence data for our products versus reference drugs, as well as the preparation and filing of NDAs.
          Generally, our formulation, chemistry and analytical manufacturing controls and stability work has been performed utilizing our own employees and since April 2004, in cooperation with Cardinal Health. Product development expenses include salary and benefits, raw materials and supplies, facilities, depreciation, and other allocated expenses associated with the performance of the above work and functions. Pharmacokinetic studies, clinical trials and certain support functions in preparing protocols, reports and other regulatory documents are performed by scientific consultants and third party contract research organizations.
          Selling, Marketing and Administrative. Selling, marketing and administrative expenses include professional sales and marketing, consumer marketing, trade sales and distribution activities, and administrative expenses.
          Our professional selling and marketing expenses are comprised primarily of (i) our professional sales representatives and the related management function, which includes salary, commission, benefits (including stock-based compensation), and business related expenses, (ii) physician samples, (iii) sales force training, (iv) sales force information technology, and (v) market research and advertising agency costs.

          Our consumer marketing expenses are comprised of costs related to (i) media, including television, radio and print advertising, (ii) market research, (iii) website operations, (iv) commercial production, and (v) internal management personnel. Substantially all of the costs associated with our consumer marketing expenses are paid to an outside advertising agency.
          Our trade sales and distribution expenses are primarily comprised of costs associated with our national and regional trade sales personnel and their related territory operations and outsourced warehouse and shipping operations paid to Cardinal Health.
          Administrative expenses include salaries and benefits (including stock-based compensation), professional fees and facility costs. We estimate that our administrative expenses will increase to support our growing development, sales and marketing efforts. We also expect to incur additional costs associated with operating as a public company.
Results of Operations

Nine Months Ended March 31, 2005 Compared to Nine Months Ended March 31, 2004
          Net Sales. Net sales increased by $72.1 million to $121.1 million for the nine months ended March 31, 2005, as compared to $49.0 million for the nine months ended March 31, 2004. The increase in net sales during the nine months ended March 31, 2005 is primarily due to (i) Mucinex SE being the exclusive long-acting, single-ingredient guaifenesin product available in the United States for the full nine months ended March 31, 2005, as compared to only four months during the nine-month period ended March 31, 2004, (ii) the launch of our consumer advertising campaign in November 2004 and (iii) the launch of Mucinex DM, which was partially offset by a reduction in other product sales. Other products consist of the AlleRxtm and Aquatab product lines, which were discontinued in February 2005 and August 2004, respectively. Net sales during the nine months ended March 31, 2005 approximated 89% of gross sales as compared to approximately 84% for the nine months ended March 31, 2004. The favorable increase in net sales as a percentage of gross sales is a result of lower product return rates for Mucinex SE and Mucinex DM and a lower percentage of sales being subject to chargebacks.
          We discontinued the manufacture and sale of our Aquatab product lines to focus on building the Mucinex brand.
          In February 2005, we acquired the Humibid trademark and transferred our AlleRxtm product line in exchange for the Humibid name. We believe the Humibid name is more in line with our growth strategy than the AlleRxtm product line.
          The following table sets forth our net sales for the nine months ended March 31, 2005 and March 31, 2004.

	Nine Months Ended
	March 31,

Product	2005	2004	Increase/(Decrease)

	(in thousands)
Mucinex SE	$90,684	$41,065	$49,619
Mucinex DM	25,828	—	25,828
Other products	4,547	7,908	(3,361)

Net Sales	$121,059	$48,973	$72,086

          Cost of Goods Sold. Cost of goods sold increased $16.3 million to $24.7 million for the nine months ended March 31, 2005, as compared to $8.4 million for the nine months ended March 31, 2004. Cost of goods sold increased in dollar terms primarily as a result of the increase in Mucinex SE sales and the launch of Mucinex DM. As a percentage of net sales, cost of goods sold during the nine months ended March 31, 2005 represented 20%, as compared to 17% for the same period in 2004. Cost of goods sold increased as a percentage of net sales primarily as a result of the outsourcing of product manufacturing to Cardinal Health. For the nine months ended March 31, 2005, cost of goods sold includes $7.6 million of profit share earned by Cardinal Health, which was partially offset by volume-related manufacturing cost reductions. No profit share was earned by Cardinal Health in the same period last year as the agreement did not become effective until April 1, 2004.
          Selling, Marketing and Administrative. Selling, marketing and administrative expenses increased $35.8 million to $52.7 million for the nine months ended March 31, 2005, as compared to $16.9 million for the nine months ended March 31, 2004. The increase during the nine months ended March 31, 2005 is primarily due to (i) approximately $23.3 million of spending on the consumer advertising campaign, (ii) approximately $2.0 million of additional expense related to distribution and shipping on the increased volume, (iii) approximately $11.2 million associated with various sales and marketing programs such as the hiring of 50 additional sales representatives in December 2004, professional marketing and market research expenses, expansion of the trade sales department, sales training and meetings, and implementation of a sales force automation system for our 100-person sales force, and (iv) $1.6 million of incremental general and administrative expenses primarily related to new headcount, information technology and performance bonuses. Stock-based compensation is reflected within selling, marketing and administrative expenses and decreased by $231,000, or 45%, to $283,000 for the nine months ended March 31, 2005, as compared to $514,000 reported during the nine months ended March 31, 2004. The decrease is primarily due to a lower number of stock options granted during the nine months ended March 31, 2005, as compared to the same period ended March 31, 2004 and a reduction in the minimum value per stock option used in calculating the stock compensation expense.
          In June of 2005, our board of directors approved and we paid bonuses to certain employees totaling approximately $6.9 million, which included an additional discretionary performance bonus of $4.1 million. At March 31, 2005, $1.6 million was accrued and the remaining $5.3 million will be expensed during the quarter ended June 30, 2005.
          In July 2005, we decided not to go forward with the development and license agreement with PD. To terminate this agreement, we paid $500,000 which will be expensed to selling, marketing and administrative expenses as of June 30, 2005. In addition, we will write-off the related intangible asset with a net book value of $900,000 to selling, marketing and administrative expenses as of June 30, 2005.
          Product Development. Product development expenses increased by $2.1 million, or 90%, to $4.5 million during the nine months ended March 31, 2005, as compared to $2.4 million for the nine months ended March 31, 2004. The increase for the nine months ended March 31, 2005 is primarily attributable to continued development of our Mucinex line extensions and other development projects.
          Interest Expense. Interest expense decreased by $2.3 million, or 97%, to $77,000 during the nine months ended March 31, 2005, as compared to $2.4 million for the nine months ended March 31, 2004. The decrease in interest expense is a result of our 8% Convertible Secured Promissory Notes due 2005, or the 8% Convertible Notes, being converted into our Series C Preferred Stock on June 30, 2004. The 8% Convertible Notes earned interest at the rate of 8% annually and also required us to record non-cash interest expense for the beneficial conversion feature and the warrants to purchase common stock that were granted in connection with the issuance of the 8% Convertible Notes.
          Interest Income. Interest income increased $418,000 to $519,000 during the nine months ended March 31, 2005, as compared to $101,000 for the nine months ended March 31, 2004. The increase during the nine months ended March 31, 2005 is primarily due to our average cash balance of approximately $44.8 million during the nine months ended March 31, 2005, as compared to approximately $20.8 million during the nine months ended March 31, 2004.
          Income Taxes. Income tax expense for the nine months ended March 31, 2005 was $15.6 million. We had no income tax expense for the nine months ended March 31, 2004. Our effective tax rate for the nine months ended March 31, 2005 was 39% compared to 0% for the nine months ended March 31, 2004. At March 31, 2004, we did not believe that we had a sufficient earnings history to reduce the valuation allowance that had been recorded against our deferred tax assets that had accumulated primarily as a result of net operating losses for income tax purposes. At June 30, 2004, we had approximately $25.7 million of net NOL that is subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code.

          Accretion of Preferred Stock. Accretion of our redeemable convertible preferred stock for the nine months ended March 31, 2005 was $150.6 million, as compared to $18.7 million for the nine months ended March 31, 2004. The $131.9 million increase in the nine months ended March 31, 2005 reflects the adjustment to accrete the redeemable convertible preferred stock to fair value. Upon the closing of this offering, our redeemable convertible preferred stock will automatically convert into shares of common stock and, as a result, there will be no further accretion.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003
          Net Sales. Net sales increased by $47.3 million to $61.3 million during the fiscal year ended June 30, 2004, as compared to $14.0 million during the fiscal year ended June 30, 2003. During fiscal year 2004, Mucinex SE net sales increased approximately $48.4 million to $52.9 million primarily as a result of our exclusive market position in the long-acting, single-ingredient guaifenesin market and the promotional efforts of our professional sales force. Our other products, which have been discontinued, decreased primarily as a result of our former Aquatab product line being negatively impacted by generic competition. Net sales during the fiscal year ended June 30, 2004 approximated 82% of gross sales as compared to 73% during fiscal year 2003. The favorable increase in net sales percentage during fiscal year 2004 is a result of the increase in Mucinex SE sales that have a significantly lower rate of returns as compared to products sold during fiscal year 2003.
          Cost of Goods Sold. Cost of goods sold increased by $6.7 million to $11.9 million during the fiscal year ended June 30, 2004, as compared to $5.3 million during the fiscal year ended June 30, 2003. The increase in cost of goods sold from fiscal year 2003 to fiscal year 2004 primarily resulted from an increase in our unit sales of Mucinex SE. As a percentage of net sales, cost of goods sold decreased to 20% during the fiscal year ended June 30, 2004 from 37% during the fiscal year ended June 30, 2003, primarily as a result of greater manufacturing efficiencies related to increased production and the lack of a one-time inventory charge of approximately $1.0 million recorded during fiscal year 2003. During fiscal year 2002, we manufactured Mucinex SE inventory in anticipation of the FDA’s removal of the competitive unapproved products. However, as the FDA granted the competitive manufacturers an effective seventeen-month grace period, allowing them to remain on the market until November 30, 2003, approximately $1.0 million, or approximately 20 million tablets, of Mucinex SE inventory expired and was written off in fiscal 2003. Cost of goods sold includes $1.4 million of profit share earned by Cardinal Health from inception of the agreement on April 1, 2004 through June 30, 2004.
          Selling, Marketing and Administrative. Selling, marketing and administrative expenses were essentially flat at $23.3 million during the fiscal year ended June 30, 2004 and 2003. This result is primarily due to: (i) employing ten fewer sales representatives during fiscal 2004 as compared to fiscal 2003; (ii) a reduction in Mucinex SE sample expense during fiscal 2004 due to focusing our production efforts on saleable trade product; and (iii) settlement of a lawsuit with CellTech Pharmaceuticals, Inc., or CellTech, during fiscal year 2003. These expense reductions were offset by increases related to: (i) the relocation of our headquarters from Texas to New Jersey during April 2004; (ii) accrued management bonuses due to meeting operating objectives; and (iii) increased headcount in administration and trade sales departments. Stock-based compensation is reflected within selling, marketing and administrative expenses and decreased by $194,000, or 22%, to $686,000 for the fiscal year ended June 30, 2004, as compared to $880,000 for the fiscal year 2003. This decrease is primarily due to the reduction in the minimum value per option used in calculating the stock compensation expense for fiscal 2004.
          Product Development. Product development expenses decreased $1.4 million, or 30%, to $3.2 million during the fiscal year ended June 30, 2004, as compared to $4.5 million for the fiscal year ended June 30, 2003. This decrease is primarily the result of a reduction in expenses associated with the later stages of development for Mucinex D and Mucinex DM during fiscal 2004, as compared to the completion of the clinical costs and NDA preparation costs for such products during fiscal 2003.
          Interest Expense. Interest expense decreased by $198,000, or 5%, to $3.4 million during the fiscal year ended June 30, 2004, as compared to $3.6 million for the fiscal year ended June 30, 2003. Fiscal year 2004 interest expense included approximately $1.7 million of stated interest related to the 8% Convertible Notes that were converted to Series C Preferred Stock on June 30, 2004 and approximately $1.4 million of non-cash debt discount amortization related to the beneficial conversion feature and the warrants to purchase common stock that were issued in connection with the 8% Convertible Notes. Fiscal year 2003 interest expense was comprised of approximately $340,000 of stated interest related to the 8% Convertible Notes and our 10% Convertible Promissory Notes due 2003, or the Bridge Notes, and approximately $3.2 million of non-cash debt discount amortization related to the warrants issued to purchase common stock in connection with the Bridge Notes and the 8% Convertible Notes.
          Interest Income. Interest income increased by $176,000 to $205,000 for the fiscal year ended June 30, 2004, as compared to $29,000 for the fiscal year ended June 30, 2003. This is primarily a result of our average cash balance increasing by approximately $18.1 million to approximately $26.4 million during fiscal year 2004, as compared to $8.3 million during fiscal year 2003. Our average cash balance increased primarily as a result of the funding under the 8% Convertible Notes between May and August 2003 as well as our improved profitability during fiscal year 2004, as compared to a net loss in fiscal year 2003.
          Income Taxes. Income tax benefit for the fiscal year ended June 30, 2004 was approximately $16.1 million and resulted in an effective income tax rate of (82%). At June 30, 2004, after having achieved three consecutive quarters of before-tax profit and based on financial projections for fiscal year 2005, the valuation allowance that offset our deferred tax asset was eliminated. At June 30, 2004, our NOL of approximately $25.7 million was subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code. At June 30, 2003, we had a NOL of approximately $51.7 million.
          Accretion of Preferred Stock. Accretion of our redeemable convertible preferred stock for the year ended June 30, 2004 was $28.1 million, as compared to a reversal of accretion of $8.2 million for the year ended June 30, 2003. The $36.3 million increase in the year ended June 30, 2004 reflects the adjustment to accrete the redeemable convertible preferred stock to fair value. Upon the closing of this offering, our redeemable convertible preferred stock will automatically convert into shares of common stock and as a result, there will be no further accretion.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002
          Net Sales. Net sales increased by $283,000, or 2%, to $14.0 million during the fiscal year ended June 30, 2003, as compared to $13.8 million for the fiscal year ended June 30, 2002. This increase primarily resulted from the launch of Mucinex SE, which was substantially offset by the reduction in sales of our other products due to generic competition on the Aquatab line of products. During July 2002, we launched Mucinex SE and reported $4.5 million of net sales for fiscal year 2003. We believe Mucinex SE sales were limited due to the unapproved prescription products remaining in the marketplace for all of fiscal year 2003. Net sales of our other products, which as of February 15, 2005 have been discontinued, decreased by $4.2 million, or 31%, to $9.5 million for the fiscal year ended June 30, 2003, as compared to $13.8 million for the fiscal year ended June 30, 2002. The decrease was primarily the result of increased generic competition on our former Aquatab product line. Net sales during the fiscal year ended June 30, 2003 approximated 73% of gross sales as compared to 84% during fiscal year 2002. The unfavorable decrease in the net sales percentage during fiscal year 2003 was the result of the recognition of increased product returns exposure that resulted from intense generic competition on our Aquatab product line.
          Cost of Goods Sold. Cost of goods sold increased by $1.2 million, or 31%, to $5.3 million during the fiscal year ended June 30, 2003, as compared to $4.0 million during the fiscal year ended June 30, 2002, despite an increase in sales of only $283,000. The increase primarily resulted from the one-time charge of approximately $1.0 million related to expired Mucinex SE inventory that was expensed as cost of goods sold during fiscal year 2003.
          Selling, Marketing and Administrative. Selling, marketing and administrative expenses increased by $5.3 million, or 30%, to $23.3 million during the fiscal year ended June 30, 2003, as compared to $18.0 million during the fiscal year ended June 30, 2002. This increase primarily resulted from employing approximately 60 professional sales representatives during fiscal year 2003, as compared to approximately 40 professional sales representatives during fiscal year 2002 and incurring an approximate incremental $1.2 million of physician sample expense related to the launch of Mucinex SE. In addition, during fiscal year 2003, our administrative expenses increased as a result of an accrued charge of $2.0 million in connection with the CellTech litigation. Stock-based compensation is reflected within selling, marketing and administrative expenses. We recorded stock-based compensation of $880,000 and $1.3 million during the fiscal years ended June 30, 2003, and 2002, respectively. This decrease was primarily due to the reduction in the minimum value per stock option used in calculating the stock compensation expense for fiscal 2003.
          Product Development. Product development expenses decreased by approximately $2.9 million, or 39%, to $4.5 million during the fiscal year ended June 30, 2003, as compared to $7.4 million during the fiscal year ended June 30, 2002. This decrease is primarily attributable to our fiscal year 2003 expenses being primarily related to completion of the clinical work and NDA preparation fees for Mucinex D, as compared to the more comprehensive and expensive formulation, development and clinical work that was performed for these products during fiscal year 2002.
          Interest Expense. Interest expense for the fiscal year ended June 30, 2003 totaled $3.6 million and was comprised of $340,000 of stated interest related to the 8% Convertible Notes and the Bridge Notes and approximately $3.2 million of non-cash debt discount amortization related to the beneficial conversion feature and the warrants issued to purchase common stock in connection with the Bridge Notes and the 8% Convertible Notes. We had no interest expense during fiscal year 2002.
          Interest Income. Interest income decreased $151,000 to $29,000 for the fiscal year ended June 30, 2003, as compared to $180,000 for the fiscal year ended June 30, 2002. The decrease is primarily due to a reduction in our average cash balances available for investing during fiscal year 2003, as compared to fiscal year 2002. During fiscal year 2002, our cash balances were higher primarily as a result of our $25.8 million Series B Preferred Stock financing that closed in July 2001.
          Accretion of Preferred Stock. Accretion of our redeemable convertible preferred stock for the year ended June 30, 2003 was a reversal of accretion of $8.2 million, as compared to $7.6 million for the year ended June 30, 2002. The $15.8 million decrease in the year ended June 30, 2003 reflects the adjustment to accrete the redeemable convertible preferred stock to fair value at June 30, 2003. Upon the closing of this offering, our redeemable convertible preferred stock will automatically convert into shares of common stock and as a result, there will be no further accretion.
Liquidity and Capital Resources
          From inception through June 30, 2003, we financed our operations primarily through the net proceeds from private placements of common stock, redeemable convertible preferred stock, notes convertible into redeemable convertible preferred stock, a revolving bank line of credit, and revenues generated by our products. Total funding we received under sales of equity securities and convertible notes, from inception to March 31, 2005, totaled approximately $78.4 million. Beginning with the quarter ended December 31, 2003, we have reported positive before tax profit in each quarter.
          As of March 31, 2005, we had approximately $46.3 million of cash and cash equivalents and working capital of $68.2 million, which includes a current deferred tax asset of $7.1 million related primarily to the future benefit of our net operating losses for tax purposes.
          On June 2, 2005, our board of directors declared a cash dividend totaling $45 million on shares of our common stock and shares of our preferred stock on an “as converted” basis (in accordance with our Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Certificate of Incorporation). On June 2, 2005, the requisite number of stockholders approved such dividend. The record date for the dividend was June 17, 2005. We paid the dividend on June 22, 2005. On a pro forma basis, our cash balance at March 31, 2005 would have been approximately $1.3 million.

          In addition to the equity funding described above, we also had access to a revolving line of credit with Silicon Valley Bank that ranged from $3.0 million to $5.0 million between 2001 and November 2004. As of December 31, 2004, our revolving line of credit with Silicon Valley Bank had expired. We have not had any outstanding balances under the revolving line of credit since May 2003. We are currently evaluating our need for a line of credit.
          Purchases of our finished product inventory from Cardinal Health are paid at an amount equal to Cardinal Health’s actual manufacturing cost plus a mark-up. The mark-up payments to Cardinal Health are trued up each March 31st to the actual profit share amount. Any excess of the mark-up payments over the actual profit share amount are refunded to us. Conversely, if the actual profit share amount exceeds the payments paid to Cardinal Health during the contract year, the shortfall would be paid to Cardinal Health. For the first contract year-ended March 31, 2005, our mark-up payments exceed the actual profit share amount by $3.9 million, which is included on the balance sheet under prepaid expenses and other assets. The purpose of the mark-up payments is to provide Cardinal Health with an interim cash flow prior to the actual profit share calculation. The mark-up percentages are defined in the Cardinal Health supply agreement as follows:

Contract Year Ending	Mark-Up Percentage

March 31, 2005	75%
March 31, 2006	50%
March 31, 2007(1)	30%

(1)	For contract years March 31, 2007 through 2015.
          Consequently, our liquidity will be impacted on an interim basis by the difference between the stated mark-up percentages per the Cardinal Health supply agreement and the effective mark-up percentage resulting from the contract year-end profit share calculation.
          We expect to increase our selling, marketing and administrative, and our product development expenses. We anticipate our selling and marketing expenses to increase as we seek to (i) continue to switch long-acting guaifenesin and combination prescription products into OTC sales of Mucinex products, (ii) expand the market for long-acting guaifenesin and combination products and (iii) increase our share of the OTC cough, cold, allergy, and sinus markets. Therefore, we believe that we may need to increase our number of professional sales representatives beyond the current 100 and increase our consumer advertising spending. We anticipate that our administrative expenses will increase to support our current growth plans and position as a public company. Our product development expenses will likely increase as a result of our current plans to (i) expand the Mucinex product line with OTC and prescription line extensions and (ii) in-license or acquire specialty pharmaceutical respiratory products and trademarks that may require additional development expenditures to achieve FDA marketing approval. We believe that our cash outflows related to acquiring products and entering into licensing agreements may increase as we pursue our product portfolio expansion initiative. Additionally, if sales of our current products continue to increase and/or we increase the number of products in our portfolio, we may find it necessary to consider alternative manufacturing capabilities, which may include the acquisition of manufacturing facilities and equipment and participating in capital expenditures under contract manufacturing relationships.
          We believe the proceeds from this offering, together with our cash and cash equivalents, will be sufficient to meet our anticipated operating needs for at least the next two years. We continually evaluate new opportunities for late-stage or currently-marketed complementary product candidates and, if and when appropriate, intend to pursue such opportunities through the acquisitions of companies, products or technologies and our own development activities. Our ability to execute on such opportunities in some circumstances may be dependent, in part, upon our ability to raise additional capital on commercially reasonable terms. There can be no assurance that funds from these sources will be available when needed or on terms favorable to us or our stockholders. If additional funds are raised by issuing equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or such equity securities may provide for rights, preferences or privileges senior to those of the holders of our common stock.
Cash Flows
          Nine months ended March 31, 2005 compared to nine months ended March 31, 2004. Net cash provided by operating activities was $5.9 million and $18.6 million for the nine months ended March 31, 2005 and 2004, respectively. The decrease in net cash provided by operations during the nine months ended March 31, 2005 was primarily due to the increase in accounts receivable and a prepayment of our consumer advertising expenses prior to March 31, 2005, which was partially offset by an increase in net income, accounts payable and income taxes payable as well as a reduction to the deferred tax assets.
          Net cash used in investing activities was $3.6 million and $227,000 for the nine months ended March 31, 2005 and 2004, respectively. The increase in net cash used in investing activities was primarily for leasehold improvements and information technology equipment installed at our new corporate headquarters located in Chester, New Jersey and the deposit relating to the AlleRxtm transaction.
          Net cash provided by financing activities was $538,000 and $4.4 million during the nine months ended March 31, 2005 and 2004, respectively. During the nine months ended March 31, 2004, we received $4.6 million of cash from issuances of the 8% Convertible Notes. During the nine months ended March 31, 2005, the proceeds from financing activities were limited to the exercise of options and warrants to purchase common stock.
          Fiscal Year ended June 30, 2004 compared to fiscal year ended June 30, 2003. Net cash provided by operations was $25.8 million for the fiscal year ended June 30, 2004, as compared to net cash used in operations of $13.6 million during the fiscal year ended June 30, 2003. The increase in cash provided by operations of $39.4 million was primarily a result of our net income for fiscal 2004 of $35.8 million versus a net loss of $22.6 million during fiscal year 2003. The increase in net income was tempered by the non-cash impact of the reversal of the income tax valuation allowance of $16.8 million and the payment of a $2.0 million litigation settlement.
          Net cash provided by investing activities was $3.8 million during the fiscal year ended June 30, 2004, as compared to net cash used by investing activities of $402,000 during the fiscal year ended June 30, 2003. The increase in cash provided by investing activities of $4.2 million was primarily due to the proceeds of $5.6 million during fiscal year 2004 related to the sale of our manufacturing assets to Cardinal Health and was offset by a $1.3 million payment made during fiscal year 2004 related to a license agreement entered into with Pharmaceutical Design L.L.C., or PD.
          Net cash provided by financing activities was $4.4 million and $16.1 million for the fiscal years ended June 30, 2004 and 2003, respectively. The decrease in net cash provided by financing activities of $11.7 million was primarily due to the sale of $16.3 million of the 8% Convertible Notes during fiscal year 2003, as compared to only $4.6 million during fiscal year 2004.
          Fiscal Year ended June 30, 2003 compared to fiscal year ended June 30, 2002. Net cash used in operating activities was $13.6 million and $12.2 million for the fiscal years ended June 30, 2003 and 2002, respectively. The increase of cash used in operations of $1.4 million was primarily due to a $7.1 million increase in the net loss for fiscal year 2003, as compared to fiscal year 2002, which was partially offset by an increase of $3.2 million of non-cash expenses primarily related to beneficial conversion interest and an increase in operating liabilities in excess of operating assets of approximately $1.3 million and the $2.0 million accrual for the CellTech litigation settlement in fiscal 2003.
          Net cash used in investing activities was $402,000 and $1.9 million for the fiscal years ended June 30, 2003 and 2002, respectively. The decrease in net cash used by investing activities of $1.5 million was primarily due to a $1.0 million reduction in purchases of manufacturing equipment and $500,000 payment made to extend the JMED Pharmaceuticals, Inc., or JMED, license during fiscal year 2003.

          Net cash provided by financing activities was $16.1 million and $19.8 million for the fiscal years ended June 30, 2003 and 2002, respectively. During fiscal year 2003, we sold approximately $16.3 million of the 8% Convertible Notes and Bridge Notes. During fiscal year 2002, we sold approximately $21.4 million of Series B Preferred Stock and immediately paid off our revolving bank line of credit of approximately $2.0 million.
Commitments and Contractual Obligations
          Our major outstanding contractual obligations relate to operating leases, raw material purchase commitments, minimum profit share payments to Cardinal Health under the Cardinal Health supply agreement, royalty payments on our Mucinex and Humibid products, and payments under consulting agreements with former employees. These contract obligations as of June 30, 2004 are as follows:

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Operating leases(1)	$5,531	$829	$1,727	$1,438	$1,537
Purchase obligations(2)	3,225	1,545	1,680	—	—
Cardinal Health profit share(3)	8,545	2,545	6,000	—	—
Royalty payments(4)	4,650	550	1,600	1,500	1,000
Consulting payments(5)	271	271	—	—	—

Total	$22,222	$5,740	$11,007	$2,938	$2,537

(1)	Includes the minimum rental payments for our corporate office building in Chester, New Jersey, office equipment leases and automobile lease payments for the sales force.

(2)	Consists of commitments to purchase raw materials.

(3)	Represents minimum profit share commitments to Cardinal Health under the supply agreement.

(4)	Represents minimum royalty payments to CellTech and Cornerstone.

(5)	Includes payments for consulting arrangements with former employees.
          In April 2004, we entered into a ten-year supply agreement with Cardinal Health under which Cardinal Health has the exclusive right to manufacture and supply all of our existing and future drug products, unless Cardinal Health is unable to manufacture such products or unable to obtain the means to do so within a reasonable time frame. Under the supply agreement, we are committed to pay Cardinal Health a minimum profit share of $4.0 million, $3.0 million and $3.0 million during the contract years ending March 31, 2005, 2006 and 2007, respectively. As of March 31, 2005, we exceeded the contract minimum for the contract year ending March 31, 2005. We are considering exercising our option to repurchase the Forth Worth, Texas manufacturing assets and operations back from Cardinal Health and we may use a portion of the proceeds from this offering for such repurchase. We can offer no assurances that we will exercise our option, the timing of such exercise or that such repurchase will be made in accordance with the terms of the option.
          In March 2004, we entered into a development and license agreement with PD, an affiliate of JMED, in which we licensed intellectual property related to potential product candidates that combine our FDA-approved formulations with other readily available respiratory therapeutics in a kit format. Pursuant to this agreement, we paid PD $1.3 million. In July 2005, we elected to terminate this development and license agreement and paid $500,000 to PD.
          In December 2004, we entered into an agreement with JMED for the right to assign the AlleRxtm license agreement to Cornerstone Biopharma, Inc., or Cornerstone, and we paid JMED $2.0 million for that right to assign the AlleRxtm license agreement in January 2005. In connection with the PD license agreement, JMED was granted the right to convert its on-going royalty interest in the AlleRxtm product into our common stock in the event of a public offering or change of control. The assignment of the JMED agreement to Cornerstone provided that JMED had the right to exchange its royalty interest for our common stock, as outlined under the PD license agreement. The valuation of the on-going royalty was scheduled to be performed prior to March 31, 2005. The parties have waived the March 31, 2005 deadline and are currently working toward obtaining a valuation. To the extent that the final appraisal exceeds the $2.0 million previously paid, JMED will have the right to convert such excess into our common stock at the public offering price. Upon conversion of JMED’s royalty interest into our common stock, we will become the recipient of future royalties earned under the license agreement. If JMED does not elect to convert the excess royalty interest into our common stock, JMED will continue to collect royalties under the license agreement, and we will be paid 40% of such royalties up to a maximum of $1.0 million. We have agreed to guarantee the royalty payments due to JMED from Cornerstone through the date of a change of control or public offering.
          In February 2005, we entered into an agreement with Cornerstone in which we received the Humibid trademarks from Cornerstone and Cornerstone received the AlleRxtm assets from us. Additionally, the parties released each other from all claims and damages in a lawsuit that we filed against Cornerstone in 2004. As part of this arrangement, we are contractually obligated to assume the financial responsibility for the first $1.0 million of returned AlleRxtm product that was sold by us prior to February 15, 2005 and returned to Cornerstone during the 18 month period beginning February 15, 2005. Conversely, Cornerstone is financially responsible for the first $1.0 million of Humibid product returns for the same 18-month period. After the $1.0 million threshold is met, we will have the responsibility for all Humibid product returns whether sold by us or Cornerstone and Cornerstone will bear the same liability for AlleRxtm products. In connection with this agreement, we are obligated to pay to Cornerstone a royalty ranging from 1% to 2% of net Humibid sales for a period of three years after February 15, 2005, with an annual minimum royalty payment of $50,000. We have recorded a $3.0 million returns liability in connection with this transaction.
          In connection with the settlement that we reached with CellTech during April 2004, we agreed to pay to CellTech royalties on sales of our Mucinex products, subject to an annual maximum of $500,000 and an annual minimum of $200,000 until December 31, 2013.
          During fiscal year 2004, Cardinal Health’s supplier of dextromethorphan, an active ingredient in Mucinex DM, notified Cardinal Health that they will be exiting the dextromethorphan manufacturing business. At such time, Cardinal Health requested of the supplier, and the supplier agreed, to commit to supplying Cardinal Health with an approximate four-year supply of dextromethorphan. However, based upon our recent Mucinex DM sales activity, we believe that as of March 31, 2005, the remaining supply will meet our needs through December 31, 2006. Cardinal Health has made a commitment to the dextromethorphan supplier and is obligated to take delivery of the material over the course of three years beginning in September 2004. We have provided Cardinal Health with a letter agreement, dated September 30, 2004, stating that we will reimburse Cardinal Health for Cardinal Health’s cost in obtaining any unused quantities of dextromethorphan at the first to occur of (i) expiration of the material or (ii) six years from the date of the letter agreement. Furthermore, we are actively pursuing alternative sources of material suppliers for dextromethorphan. As of March 31, 2005, the remaining commitment is approximately $2.6 million.
          Cardinal Health obtains all of the guaifenesin for our products from a single supplier, Boehringer Ingelheim. According to Cardinal Health’s agreement with Boehringer Ingelheim, which expires in June 2006, Cardinal Health must purchase all of the guaifenesin used in Mucinex SE and at least 90% of the guaifenesin used in our products produced under all subsequent NDAs.
Off-Balance Sheet Arrangements
          We do not have any off-balance sheet arrangements.
Quantitative and Qualitative Disclosures about Market Risk
          Our excess cash is invested in short-term U.S. government securities, high quality money market instruments and corporate debt. These instruments have various short-term maturities. We hold no derivative financial instruments and we do not currently engage in hedging activities. Accordingly, due to the maturity and credit quality of our investments, we are not subjected to any substantial risk arising from changes in interest rates, currency exchange rates and commodity and equity prices. We do not have any outstanding debt.
Recent Accounting Pronouncements
          SFAS No. 150. In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS No. 150 essentially requires issuers to classify as liabilities certain types of financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. Our preferred stock is contingently redeemable at the option of the holder and therefore is classified outside of stockholders’ equity.
          FASB Interpretation No. 46. In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include the assets, liabilities and the results of operations of the variable interest entity in its financial statements. In December 2003, the FASB issued a revision to FIN 46 to address certain implementation issues. We do not have any variable interest entities. Accordingly, the adoption of FIN 46 and FIN 46 (revised) had no impact on our results of operations, financial position or cash flows.

MARKET, RANKING AND OTHER DATA
          The data included in this prospectus regarding market share, historical sales, market size, and ranking, including our position and the position of our competitors within these markets, are based on data generated by the independent market research firms Information Resources, Inc., or IRI, and IMS Health Incorporated, or IMS Health.
          IRI data reports non-prescription retail sales in the food, drug and mass merchandise markets. IRI data for the mass merchandise market, however, does not include Wal-Mart, which ceased providing sales data to IRI in 2001. Although Wal-Mart represents a significant portion of the mass merchandise market for us, as well as our competitors, we believe that Wal-Mart’s exclusion from IRI data does not significantly change our market share or ranking relative to our competitors. As used in this prospectus, the OTC cough, cold, allergy, and sinus market includes both the cold, allergy, sinus and the cough syrup segments as reported by IRI. We believe our current and future products compete against products comprising both of these segments as reported by IRI.
          IMS Health reports data from various sources including drug manufacturers, wholesales, retailers, pharmacies, mail order, long-term care facilities, and hospitals. We rely on IMS Health-NPAtm for prescription and sales data related to our products and IMS Health-National Sales Perspectivestm for sales information related to the non-retail sector of our business. This prescription and non-retail data is not reported in the data we receive from IRI.

BUSINESS
Overview
          We are a specialty pharmaceutical company focused on the late-stage development, commercialization and marketing of over-the-counter, or OTC, and prescription pharmaceuticals for the treatment of respiratory disorders. We currently market two OTC products under our Mucinex brand and expect to launch four additional products that are already approved by the U.S. Food and Drug Administration, or the FDA, over the next two years.
          Mucinex SE, launched in July 2002, is a long-acting, single-ingredient guaifenesin product. Guaifenesin is an expectorant that thins bronchial secretions and makes coughs more productive. Guaifenesin has an established clinical acceptance. Mucinex DM, launched in August 2004, combines long-acting guaifenesin with the cough suppressant dextromethorphan. According to IRI, for the 52-week period ended May 15, 2005, Mucinex was the seventh best-selling brand of the 169 brands in the cough, cold, allergy, and sinus market, based on retail dollar sales.
          For the fiscal year ended June 30, 2004, our revenues were $61.3 million and our net income was $35.8 million (including a tax benefit of $16.1 million related primarily to the future benefit of our net operating loss). This represents a 337% growth in revenues over the fiscal year ended June 30, 2003. For the nine months ended March 31, 2005, our revenues were $121.1 million and our net income was $24.0 million, representing a 147% increase in revenues over the nine months ended March 31, 2004.
          The FDA has approved additional long-acting guaifenesin products that we have developed. Mucinex D, approved in June 2004, combines long-acting guaifenesin with the decongestant pseudoephedrine. Also, the FDA has approved three maximum strength products: a single-ingredient guaifenesin product; a guaifenesin/dextromethorphan combination product; and a guaifenesin/pseudoephedrine combination product. Each of these maximum strength products has twice the amount of active ingredients as its Mucinex counterpart. We expect to launch Mucinex D and Humibid, our maximum strength, single-ingredient guaifenesin product, in the first quarter of 2006, and the remaining maximum strength formulations in the second half of 2006. We are currently working on the development of two additional OTC products and one new prescription product, each of which combines long-acting guaifenesin with other active ingredients.
          All of our Mucinex products and their maximum strength versions are based on our patented delivery system for guaifenesin. Our delivery system has an immediate release component to provide rapid relief from excess mucus and an extended-release component to provide a 12-hour effect. We intend to utilize this delivery system technology in other OTC and prescription products to treat additional respiratory disorders.
          Mucinex SE, Mucinex DM and Mucinex D and their maximum strength versions are the only long-acting guaifenesin products approved by the FDA. The FDA’s policy is to remove unapproved products from the market once a similar product has been approved. Following approval of Mucinex SE, the FDA took enforcement action to remove all other long-acting, single-ingredient guaifenesin products from the market in December 2003. Based on IMS Health-NPAtm data, we estimate that, for the 12 months ended June 30, 2003, approximately 10.5 million prescriptions were dispensed for competing long-acting, single-ingredient guaifenesin products. Mucinex SE is now the only product available to meet this demand, and we believe that we have switched the majority of these prescriptions to OTC sales of Mucinex SE. Based on IMS Health-NPAtm data, we estimate that, for the 12 months ended June 30, 2003, approximately 14.5 million prescriptions were dispensed for products containing long-acting guaifenesin in combination with dextromethorphan or pseudoephedrine. If the FDA removes competitive unapproved products under its policy, Mucinex DM and Mucinex D, when introduced, would be the only products available to meet this demand. If the FDA removes these unapproved products from the market, we believe a majority of the prescriptions currently dispensed for those products would be switched to OTC sales of Mucinex DM and Mucinex D.

          We believe the approval of Mucinex SE, Mucinex DM and Mucinex D as OTC products represents an opportunity to introduce long-acting guaifenesin and combination products into a larger OTC market where guaifenesin was previously only available in short-acting form. We believe, based on IRI data, that the current OTC cough, cold, allergy, and sinus market is approximately 17 times the size of the prescription market for products similar to our approved products, based on units sold for the 12 months ended June 30, 2003.
          We employ a dual marketing approach to take advantage of the former prescription status of the long-acting guaifenesin market and the OTC opportunity. Our 100-person professional sales force attempts to educate physicians and other healthcare professionals about the benefits of long-acting guaifenesin products and encourages these physicians and other healthcare professionals to recommend our products to their patients. Our sales force also seeks to educate pharmacists about our products and encourage them to recommend Mucinex to customers. We launched a consumer advertising campaign to reach the consumer market through television, print and radio advertising to increase consumer trial and awareness of the Mucinex brand. Our focused positioning is embodied in our tag line “Mucinex In, Mucus Out” and our message is communicated through an animated character called “Mr. Mucus.”
          The following graph plots the retail tablet sales of Mucinex SE for each four-week period, based on data from IRI, showing the effects of the FDA’s removal of products competitive with Mucinex SE from the market and our consumer advertising campaign. The graph also shows an estimate of the number of people in the United States who experienced flu or cold symptoms in the preceding seven days, as reported by Surveillance Data Inc., showing the development of the flu and cold season.
The Respiratory Therapeutics Market
          Market Overview. Respiratory disorders include serious conditions such as emphysema, pneumonia, chronic obstructive pulmonary disease, or COPD, and chronic bronchitis for which patients seek professional medical treatment, as well as less serious disorders, including the common cold, sinusitis, bronchitis, and allergy, which patients often diagnose and treat by themselves. Likewise, respiratory therapeutics range from prescription pharmaceuticals prescribed by a physician to OTC pharmaceuticals that are purchased by the consumer, often as the result of a physician’s or pharmacist’s recommendation. According to IMS Health-NPAtm and IMS Health-National Sales Perspectivestm, in 2004, the prescription market in the United States for all respiratory disorders was approximately $13.4 billion while the prescription cough and cold market in the United States was approximately $1.3 billion. According to IRI, consumers spent approximately $2.8 billion on OTC cough, cold, allergy, and sinus remedies during the 52 weeks ended May 15, 2005.
          Respiratory disorders have different causes and symptoms, but the production of excess or thick mucus is a common factor in many respiratory disorders. Mucus often exacerbates respiratory disorders such as acute respiratory infections, bronchitis, common cold, cough, and sinusitis. Guaifenesin, the principal active ingredient in our products, is the only FDA-approved expectorant. It helps loosen mucus and thin bronchial secretions to rid the bronchial passageways of bothersome mucus and make coughs more productive. Guaifenesin is available in both long-acting and short-acting formulations and as a single ingredient or in combination with other active ingredients. Long-acting formulations are typically in tablet form and dosed every 12 hours. Short-acting or immediate release formulations are often in liquid form and are dosed every 4 to 6 hours. Historically, the long-acting formulations were available in the United States by prescription only, while short-acting formulations were available OTC.
          The Long-Acting Guaifenesin Market. Physicians prescribe single-ingredient and combination long-acting guaifenesin products to address the excess mucus associated with respiratory disorders such as acute respiratory infections, bronchitis, common cold, cough, and sinusitis. Based on data from IMS Health-NPAtm, we estimate that approximately 25 million prescriptions were dispensed for long-acting, single-ingredient and combination guaifenesin products containing dextromethorphan or pseudoephedrine for the 12 months ended June 30, 2003. According to IMS Health-National Disease and Therapeutic Indextm, these prescriptions were often written in combination with an antibiotic.

Estimated
Number of
Prescriptions

(in millions)
Single-ingredient Guaifenesin	10.5
Guaifenesin and Dextromethorphan HBr (Cough Suppressant)	3.0
Guaifenesin and Pseudoephedrine HCl (Decongestant)	11.5
          We believe that, based on data from IMS Health-NPAtm, approximately 91% of all prescriptions for long-acting, single-ingredient and combination guaifenesin were historically filled with generic drugs. Branded long-acting guaifenesin products were not actively promoted despite the fact that doctors routinely prescribed certain brand names. We believe that the brand name with the most recognition in the market was Humibid, for which approximately 2.8 million prescriptions were written during 2003, according to IMS Health-NPAtm. We acquired the Humibid brand in February 2005.
          The OTC Cough, Cold, Allergy, and Sinus Market. According to the American Lung Association, adults contract two to four colds per year primarily between September and May. The OTC “cough, cold, allergy, and sinus” market includes products that consumers purchase over the counter to address mild respiratory disorders such as the common cold, cough and allergic rhinitis. These mild respiratory disorders often have multiple symptoms including nasal, sinus and bronchial congestion, cough, runny nose, and fever. Many of these products contain more than one active ingredient in order to be effective against several different cough and cold symptoms. Guaifenesin, in short-acting formulations, is an ingredient in many of these cough and cold OTC products.
          Familiar brand names in the OTC cough, cold, allergy, and sinus market include Vicks® (Dayquil®/ Nyquil®), Tylenol®, Benadryl®, Sudafed®, Claritin®, and Robitussin®. These products generally contain active ingredients such as acetaminophen, dextromethorphan, diphenhydramine, guaifenesin, loratidine, phenylephrine, and pseudoephedrine. This market is fairly fragmented with seven brands, including our Mucinex products, accounting for approximately 52% of dollar sales during the 52-week period ended May 15, 2005, according to IRI. During this same period, according to IRI, private label products represented 23% of this market. We believe, based on IRI data, that the OTC cough, cold, allergy, and sinus market is approximately 17 times the size, in terms of units, of the 25 million prescription market for products similar to our approved products.
Our Competitive Strengths
          Mucinex SE is the Only Long-Acting, Single-Ingredient Guaifenesin Product Available in the United States. In December 2003, the FDA removed all competing long-acting, single-ingredient guaifenesin products from the U.S. market. As a result, Mucinex SE is now the exclusive FDA-approved, long-acting, single-ingredient expectorant available in the United States. Due to our exclusive position and professional and consumer promotional efforts, net sales of Mucinex SE increased from $4.5 million during the fiscal year ended June 30, 2003 to $52.9 million during the fiscal year ended June 30, 2004.
          Strength of the Mucinex Brand. On November 15, 2004, we launched a television, print and radio advertising campaign to build awareness of the Mucinex brand in the consumer market. The table below identifies brand rank and market share by dollar sales for the leading brands in the OTC cough, cold, allergy, and sinus market, as reported by IRI for the 52, 12 and four weeks ended May 15, 2005.

	Brand Rank (1)			Market Share (1)

	52 Weeks	12 Weeks	4 Weeks	52 Weeks	12 Weeks	4 Weeks
Brand	Ended	Ended	Ended	Ended	Ended	Ended

Private label				23.1%	22.2%	23.2%
Claritin®	1	1	1	9.7	11.5	16.1
Tylenol®	2	2	2	9.7	9.5	8.7
Vicks®	3	3	4	9.2	8.5	6.7
Robitussin®	4	4	5	7.5	7.2	6.0
Benadryl®	5	6	3	5.8	5.6	6.9
Sudafed®	6	7	7	5.8	5.6	5.4
Mucinex	7	5	6	4.4	6.3	5.6
Theraflu®	8	8	13	2.2	2.0	1.3
Alka Seltzer Plus®	9	10	12	2.2	1.9	1.4
Advil®	10	9	9	2.1	1.9	1.8
Triaminic®	11	12	10	2.0	1.9	1.7
Dimetapp®	12	13	11	1.8	1.7	1.7
Others	13 through 169	13 through 160	13 through 151	14.5	14.0	13.6

Total				100.0%	100.0%	100.0%

(1)	Includes products sold in the OTC cough, cold, allergy, and sinus market and does not include other products marketed under these brand names.
          In June 2004, Mucinex SE was recognized by NACDS Marketplace as the best new product in the “Healthcare/ OTC” category. Later in 2004, Mucinex SE was voted the #1 new product in the “Cough/ Cold/ Allergy” category at the Retail Excellence Awards hosted by Drug Store News. We believe professional and consumer awareness of the Mucinex brand provides a significant foundation for our planned Mucinex line extensions and will help us grow our market share and achieve long-term profitability.
          Our Patented Guaifenesin Delivery System Provides a Platform for the Introduction of Additional Respiratory Products. All of our current products utilize our patented delivery system, which has an immediate release component of guaifenesin to match the effects of an immediate release product and an extended-release component for long-lasting effect. We intend to utilize this technology in products that combine guaifenesin with other ingredients to address other respiratory ailments. We are currently developing three additional products that utilize our patented guaifenesin delivery system and combine long-acting guaifenesin with other active ingredients.
          Integrated Effort in Both the Prescription and OTC Marketplace. We believe that our experience in the late-stage development of OTC and prescription products and in marketing products to both consumers, in the case of OTC products, and healthcare professionals, in the case of prescription and OTC products, gives us a unique perspective on product development opportunities and commercialization strategies. We consider factors such as the expected timing of regulatory approvals, costs of effective promotion and likely competitive landscape in determining how to best position and most efficiently bring our products to market. We believe this perspective allows us to identify and evaluate new products and determine whether they are most suitable for the prescription or OTC market. We believe that our dual market perspective combined with our professional sales force and the versatility of our guaifenesin delivery system technology enables us to integrate our efforts in the prescription and OTC marketplaces.
          Experienced Senior Management Team with Proven Ability to Develop and Grow Brands. Our senior management team has over 60 years of combined prescription and consumer pharmaceutical experience in product and brand development, commercialization, marketing, and sales. Members of our senior management team have launched and/or managed many well known brands within the OTC cough, cold, allergy, and sinus market, including Sudafed®, Benadryl®, Actifed®, Theraflu®, Triaminic®, Pediacare®, Tavist®, and Sinutab®. Members of our team also have managed or been involved in the development and marketing of well known prescription brands, including Accupril®, Asacol®, Dilantin®, Helidac®, Lopid®, and Otrivin®. We believe that this combined consumer and pharmaceutical experience is unique among specialty pharmaceutical companies of similar size.
Our Business Strategy
          Our goal is to be a leading specialty pharmaceutical company with a focus on respiratory therapeutics by building market-leading brands in the OTC and prescription markets. The key elements of our strategy to achieve this goal are to:

•	Continue to Switch Prescriptions for Long-Acting Guaifenesin into Sales of Our Products. Based on data from IMS Health-NPAtm, during the 12 months ended June 30, 2003, an estimated 10.5 million long-acting, single-ingredient guaifenesin prescriptions were written by physicians and dispensed by pharmacists. As a result of the FDA’s removal of all competing long-acting, single-ingredient guaifenesin products from the U.S. market in December 2003, Mucinex SE is now the only long-acting guaifenesin product available in the United States. Despite the FDA’s removal of the unapproved products from the market, physicians continue to write prescriptions for these products. In order to switch prescriptions for these guaifenesin products to physician recommendations for Mucinex SE and Mucinex DM, our 100-person internal professional sales force details our Mucinex products to the approximately 25,000 physicians who have traditionally written the majority of long- acting guaifenesin prescriptions.

•	Expand the Market by Educating Healthcare Professionals about the Benefits of Long-Acting Guaifenesin. The prescription market for long-acting guaifenesin historically consisted primarily of generic products. As a result, physicians, pharmacists and other healthcare professionals were not regularly detailed about the benefits of long-acting guaifenesin. Our sales force seeks to educate these professionals as to the therapeutic value of long-acting guaifenesin in an effort to expand the market for our current and future products. We have also organized a panel of leading physicians specializing in respiratory care to study the use of long-acting guaifenesin products and to further establish the products as valuable therapeutic agents in the field.

•	Build the Mucinex Brand in the Consumer Market. While guaifenesin in short-acting (immediate release) formulations is a common ingredient in numerous OTC cough, cold and sinus remedies, long-acting guaifenesin was available only by prescription until the FDA’s approval of Mucinex SE as an OTC product. According to IRI, for the 52-week period ended May 15, 2005, the retail OTC market for cough, cold, allergy, and sinus remedies was approximately $2.8 billion. Our consumer advertising strategy is to educate consumers about the unique benefits of Mucinex and encourage consumers to try our products. We seek to position Mucinex as the preferred brand for relief from congestion due to excess mucus, a symptom common to most respiratory ailments. Our current advertising campaign features an animated character called “Mr. Mucus” and the tag-line “Mucinex In, Mucus Out.” We believe this campaign will expand consumer awareness of Mucinex and create a sustainable brand. A recent survey we sponsored demonstrates that after use of a Mucinex product, 82% of those surveyed indicate that they will definitely or probably purchase a Mucinex product again.

•	Launch New Products Under Our Existing Brands. We seek to capture a larger share of the OTC cough, cold, allergy, and sinus market by launching new products under our Mucinex and Humibid brands. Our first three line extensions are Mucinex DM, Mucinex D and Humibid, which incorporate our patented technology for long-acting guaifenesin. We intend to launch Mucinex D and Humibid in the first quarter of 2006 and the maximum strength versions of our guaifenesin combination products in the second half of 2006.

•	Develop Prescription Respiratory Products. We are currently considering a number of product candidates for the prescription market and recently in-licensed erdosteine, a regulator of mucus production. In addition, by applying our patented technology, we plan to develop products that combine long-acting guaifenesin with prescription active ingredients. We will use our existing professional sales force to market these products to physicians we currently target.

•	Continue to In-License or Acquire Pharmaceutical Respiratory Products and Brands. We intend to expand our product portfolio by selectively in-licensing or acquiring prescription or OTC products in the respiratory market. We will focus on prescription products in the later stages of development that can be sold through our existing sales force. We will focus on prescription products in the later stages of development and OTC brands that we believe can be expanded in the cough, cold, allergy, and sinus market. As part of this strategy, we acquired the Humibid brand, historically a strong brand in the long-acting prescription guaifenesin marketplace. We believe this brand will provide us with a platform from which to launch the maximum strength version of our products and to take advantage of the awareness the Humibid brand enjoys among physicians, pharmacists and other healthcare professionals. In addition, we are evaluating licensing respiratory prescription products available outside the United States and may seek FDA approval to introduce them in the U.S. market. For example, we recently in-licensed erdosteine, which is currently approved for use in Europe, South Africa and Asia for treatment of respiratory infections, bronchitis and COPD. We expect to begin clinical trials in fiscal year 2006, pending the filing of an investigational new drug application with the FDA.
Our Products

12 Months Ended
March 31, 2005
Product	Active Ingredients	Launch Year	Net Sales

(in millions)
Mucinex SE	600 mg guaifenesin	2002	$102.5
Mucinex DM	600 mg guaifenesin/
	30 mg dextromethorphan HBr	2004	25.8
Mucinex D	600 mg guaifenesin/
	60 mg pseudoephedrine HCl	2006*	—
Humibid	1200 mg guaifenesin	2006*	—
Maximum Strength DM	1200 mg guaifenesin/
	60 mg dextromethorphan HBr	2006*	—
Maximum Strength D	1200 mg guaifenesin/
	120 mg pseudoephedrine HCl	2006*	—

*	Proposed launch year
          Mucinex SE. Mucinex SE is an extended-release, bi-layer tablet containing 600 mg of guaifenesin. Mucinex SE helps loosen phlegm (mucus) and thin bronchial secretions to rid the bronchial passageways of bothersome mucus and make coughs more productive. In July 2002, we received FDA approval of a new drug application, or NDA, for Mucinex SE. For the fiscal year ended June 30, 2004 and the nine months ended March 31, 2005, our net sales for Mucinex SE were $52.9 million and $90.7 million, respectively. According to IRI, for the 52-week period ended May 15, 2005, our Mucinex SE 40 count and 20 count SKUs ranked number two and one, respectively, among more than one thousand SKUs in the cough, cold, allergy, and sinus market (in terms of retail dollar sales). In June 2004, Mucinex SE was recognized by NACDS Marketplace as the best new product in the “Healthcare/ OTC” category. Later in 2004, Mucinex SE was voted the #1 new product in the “Cough/ Cold/ Allergy” category at the Retail Excellence Awards hosted by Drug Store News.
          Mucinex DM. Mucinex DM combines the expectorant properties of Mucinex SE with the cough suppressant dextromethorphan. In April 2004, the FDA approved our NDA for Mucinex DM, which is the only long-acting guaifenesin and dextromethorphan combination product approved by the FDA. We launched Mucinex DM during August 2004 and, March 31, 2005, we have achieved net sales of $25.8 million. According to IRI, for the 12-week period ended May 15, 2005 our Mucinex DM 40 count and 20 count SKUs were the number 17 and three, respectively, SKUs (in terms of retail dollar sales).
          Mucinex D. Mucinex D adds the decongestant pseudoephedrine to the expectorant properties of Mucinex SE. In June 2004, the FDA approved our NDA for Mucinex D, which is the only long-acting guaifenesin and pseudoephedrine combination product approved by the FDA. We intend to begin marketing Mucinex D in the first quarter of 2006.
          Maximum Strength Guaifenesin Product Line. We have also received FDA approval for extended-release formulations of guaifenesin, guaifenesin/dextromethorphan and guaifenesin/pseudoephedrine at twice the strength of the approved Mucinex formulations. We believe that Humibid was the most recognized brand in the former prescription long-acting guaifenesin market. According to IMS Health-NPATM, during 2003, approximately 2.8 million prescriptions were written for Humibid. In the first quarter of 2006, we intend to launch the maximum strength version of our single-ingredient guaifenesin product under the Humibid brand and target the physician community that continues to prescribe Humibid. We also intend to launch the remaining maximum strength combination formulations in the second half of 2006.
          The FDA’s Removal of Competing Products. Mucinex SE, Mucinex DM and Mucinex D and their maximum strength versions are the only long-acting guaifenesin products approved by the FDA. The FDA’s policy is to remove unapproved products from the market once a similar product has been approved. Following approval of Mucinex SE, the FDA took enforcement action to remove other long-acting, single-ingredient guaifenesin products, all of which were unapproved products. As a result, Mucinex SE is currently the exclusive alternative to what we estimate, based on IMS Health-NPATM data, were formerly 10.5 million prescriptions dispensed for long-acting, single-ingredient guaifenesin products. Prior to the FDA’s enforcement action, physicians continued to prescribe and pharmacies continued to dispense long-acting, single-ingredient guaifenesin as prescription products, and we believe less than 5% of the prescriptions written resulted in retail sales of Mucinex SE, despite Mucinex SE being the only FDA-approved product. After the FDA’s enforcement action, we believe that a majority of physician prescriptions for long-acting, single-ingredient guaifenesin were switched to retail sales of Mucinex SE. If the FDA were to enforce its policy on products containing long-acting guaifenesin in combination with dextromethorphan or pseudoephedrine, all of which are unapproved, we believe a majority of the estimated 14.5 million prescriptions, based on IMS Health-NPATM data, currently dispensed for those products would be switched to OTC sales of Mucinex DM and Mucinex D, when introduced.
          Product Pipeline. We are developing additional OTC and prescription products for the respiratory market utilizing our patented delivery system for guaifenesin. We are currently working on the development of three additional products combining guaifenesin with other active ingredients to treat prevalent respiratory disorders. We have developed formulations for these products and one of the products is undergoing clinical testing. In addition, we are actively reviewing opportunities to in-license or acquire prescription products for the respiratory markets. For example, we recently in-licensed erdosteine, which is currently approved for use in Europe, South Africa and Asia for treatment of respiratory infections, bronchitis and COPD.
Our Sales and Marketing Strategy
          We utilize a dual marketing strategy for our Mucinex products. We seek to capitalize on the historic prescription nature of the market for long-acting, single-ingredient and combination guaifenesin products by continuing to develop physician and pharmacist support for long-acting guaifenesin and combination products. We also introduced our Mucinex products to consumers in an effort to expand the available market and capture a meaningful share of the OTC cough, cold, allergy, and sinus market, which, we believe, based on IRI data, is approximately 17 times the size, in terms of units, of the 25 million prescription market for products similar to our approved products.
          Professional Marketing. Our physician marketing efforts focus primarily on primary care and respiratory specialist physicians such as allergists and otolaryngologists, or ear, nose and throat doctors. We estimate, based on IMS Health-NPATM data, that, for the 12 months ended June 30, 2003, approximately 13.5 million prescriptions were dispensed for prescription single-ingredient and combination guaifenesin products similar to our Mucinex SE and Mucinex DM. We believe approximately 25,000 physicians wrote 60% of these prescriptions. With our 100-person sales force, we are able to effectively market Mucinex SE and Mucinex DM to approximately 80% of these physicians and encourage them to write recommendations for our products. In addition, many physicians continue to write prescriptions for long-acting, single-ingredient guaifenesin despite its OTC status. This trend continues even though the former prescription products have been removed from the market as a result of the FDA action. We believe these prescriptions routinely result in pharmacist-directed sales of Mucinex.
          Because the prescription market for long-acting guaifenesin was 91% generic, based on data from IMS Health-NPATM, we believe long-acting guaifenesin was not actively promoted. Our professional marketing campaign attempts to educate physicians, pharmacists and other healthcare professionals on the benefits of our products to encourage them to recommend our products to their patients and customers. As we develop additional respiratory products, we intend to utilize and further expand our sales force to market these products to physicians. We have also organized a panel of leading physicians specializing in respiratory care to study the use of long-acting guaifenesin products and to further establish the products as valuable therapeutic agents in the field.
          Consumer Marketing. In November 2004, we launched our advertising campaign featuring “Mr. Mucus” and utilizing the tag line “Mucinex In, Mucus Out.” The launch of this campaign coincided with the traditional onset of the cough and cold season in the United States. We believe this campaign communicates the effectiveness of Mucinex in relieving chest congestion by removing excess mucus and will expand consumer awareness of the Mucinex brand. One way we gauge the effectiveness of our advertising campaign is by measuring aided brand awareness. Aided brand awareness is a consumer’s ability to identify our product after being told the product’s name. Based on research we sponsored, aided brand awareness has increased from 14% prior to the launch of our advertising campaign to 55% for the four weeks ended March 5, 2005. Retail sales have continued to climb steadily throughout the season.

Trade Sales and Distribution
          Our customers consist of drug wholesalers, retail drug stores, mass merchandisers, and grocery stores in the United States. We believe that each of these channels is important to our business and we continue to seek opportunities for growth in each sector. The following table sets forth the percentage of gross sales for all of our customers for the last two fiscal years and the nine months ended March 31, 2005 across our major distribution channels:

	Percentage of Gross Sales

	Nine Months
	Ended March 31,
Channel of Distribution	2005	2004	2003

Wholesale Drug	34.62%	69.49%	89.83%
Drug	33.91	18.70	6.59
Mass	17.00	6.96	1.82
Food	13.63	4.16	1.71
Other	0.83	0.68	0.05
          Certain drug wholesale customers distribute our products in non-retail institutions, such as federal facilities, long-term care facilities, hospitals, clinics, and HMOs. For the 12 months ended March 31, 2005, based on IMS Health-National Sales PerspectivesTM data, we believe approximately 15% of our sales were directed to non-retail channels.
          Our top 10 customers account for approximately 91% of our gross sales for the fiscal year ended June 30, 2004 and 82% of our gross sales for the nine months ended March 31, 2005. The following table sets forth a list of our primary distribution channels and our principal customers for each channel:

Channel of Distribution	Customers

Wholesale Drug	AmerisourceBergen Cardinal Health McKesson*

Drug	CVS* Brooks/Eckerd Rite Aid Walgreens*

Food	Albertsons Kroger Safeway

Mass	Kmart Target Wal-Mart*

*	Represents customers who each accounted for greater than 10% of our gross sales for the nine months ended March 31, 2005.
          Our trade sales force calls on national and regional retail accounts and wholesale distribution companies. The primary focus of our trade sales force is to maximize our shelf presence at retail drug, food and mass merchandise stores to support the efforts of our professional sales representatives and consumer advertising campaign. For the more fragmented food channel and for smaller chains and individual stores, we rely on a national network of regional brokers to provide retail support. Our trade sales force performs analysis that helps both our sales representatives and our customers understand sales patterns and create appropriate promotions and merchandising aids for our products.
          Between December 2003 and May 2005, we expanded our trade sales force from one to eight professionals. During that same time frame, we have expanded our shelf presence at food, drug and mass merchandiser stores. We believe a product’s importance to major retailers and attractiveness to consumers can be measured by the All Commodity Volume Index, or ACV, as reported by IRI. ACV measures the weighted sales volume of stores that sell a particular product out of all the stores that sell products in that market segment generally. We believe that ACV is a measure of a product’s importance to major retailers. In the case of our products, ACV measures the percentage of retailers that sell our products out of all retailers that sell cough, cold, allergy, and sinus remedies (on a weighted sales volume basis). The following table summarizes our ACV for each of our products:

	ACV 4 Weeks Ended May 15,

	2005			2004

	Drug	Food	Food/Drug/Mass	Drug	Food	Food/Drug/Mass

Mucinex SE	92.4%	56.0%	79.0%	71.9%	16.2%	44.7%
Mucinex DM	84.2	43.9	64.4	0.0%	0.0%	0.0%
          In April 2004, we entered into a three-year exclusive distribution and logistics agreement with Cardinal Health. Under this agreement, Cardinal Health is responsible for warehouse inventory operations, logistics, shipping, billing, and customer collections on a fee-for-service basis.
Government Regulation
          The manufacturing and marketing of both prescription and OTC pharmaceutical products in the United States are subject to extensive regulation by the federal government, primarily the FDA, under the Federal Food, Drug and Cosmetic Act, or FDCA, the Controlled Substance Act and other federal statutes and regulations.

FDA Approval Process
          Most drug products obtain FDA marketing approval pursuant to a new drug application, or NDA, or an abbreviated new drug application, or ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA or 505(b)(2) application, which enables the applicant to rely, in part, on the safety and efficacy data of an existing product, or published literature, in support of its application. Our existing products were approved pursuant to Section 505(b)(2) NDAs, as further described below. While we may seek approval of future products through any of these processes, we expect to seek approval for most of our future products using NDAs and Section 505(b)(2) NDAs.

•	New Drug Applications. NDAs are the standard applications required for new drug products and require extensive original clinical data demonstrating the safety and efficacy of the product candidate. Typically, NDAs require three phases of human clinical trials. In Phase I, the product candidate is introduced into humans and tested for safety, dose ranges and pharmacokinetics. In Phase II, the product candidate is introduced into a slightly larger patient population to assess efficacy for specific indications, assess response rates tolerance, determine optimal dose, and identify safety risks and adverse effects. In Phase III, the product candidate is introduced in an expanded patient population at multiple geographically dispersed sites to further test for safety and clinical efficacy. In addition, prior to beginning the human clinical trial work required for either a NDA or Section 505(b)(2) NDA, an applicant must obtain approval to begin this clinical testing by submitting an Investigational New Drug application, or IND, to the FDA, which includes the results of preclinical animal studies.

•	Abbreviated New Drug Applications. An ANDA is a type of application in which approval is based on a showing of “sameness” to an already approved drug product. ANDAs do not contain full reports of safety and effectiveness as required in NDAs but rather demonstrate that their proposed products are “the same as” reference products with regard to their conditions of use, active ingredients, route of administration, dosage form, strength, and labeling. ANDA applicants are also required to demonstrate the bioequivalence of their products to the reference product. Bioequivalence generally means that there is no significant difference in the rate and extent to which the active ingredients enter the blood-stream and become available at the site of drug action.

•	505(b)(2) Applications. If a proposed product represents a change from an already approved product, and therefore does not qualify for an ANDA, the applicant may be able to submit a Section 505(b)(2) NDA or 505(b)(2) application. A 505(b)(2) application is made pursuant to Section 505(b)(2) of the FDCA and is a NDA that relies on one or more investigations conducted by a party other than the applicant in connection with an existing approved product. The FDA has determined that 505(b)(2) applications may be submitted for products that represent changes from approved products in conditions of use, active ingredients, route of administration, dosage form, strength, or bioavailability. A 505(b)(2) applicant must reference an approved product as well as the related safety data on which it proposes to rely. The applicant must also provide the FDA with any additional clinical data necessary to demonstrate the safety and effectiveness of the product with the proposed changes. Consequently, while an applicant avoids duplication of preclinical and certain clinical safety and efficacy studies through the use a 505(b)(2) application, the applicant is usually required to perform at least one additional human clinical study in support of the application.

          In seeking approval for a drug through a NDA or 505(b)(2) application, applicants are required to list with the FDA each patent with claims that cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug are then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations list, commonly known as the Orange Book. Applicants that file an ANDA or 505(b)(2) application must certify, with respect to each product referenced in their applications, that no patent exists in the Orange Book for that reference product, that the listed patents have expired, that the application may be approved upon the date of expiration of the listed patents, or that the patents listed in the Orange Book for the reference product are invalid or will not be infringed by the marketing of the applicant’s product. When an applicant submits an application containing a certification that a reference product’s patents are invalid or not infringed, the applicant must also provide notice to the owner of the reference product’s patent. If the owner of the reference product determines in good faith that the applicant’s product would infringe a valid patent listed in the Orange Book for the reference drug and files suit within 45 days of receiving notice of the application, the owner of the reference product is entitled to a one-time stay of up to 30 months to resolve the issue through litigation. During that time, the FDA will not approve the applicant’s application. The FDA may approve the proposed product at the end of 30 months or upon an earlier court determination that the patent is invalid or not infringed.
          In addition, the FDA must inspect and find that manufacturing facilities comply with cGMP before it will approve a drug application. After the FDA approves a drug application, if any material change in the manufacturing process, equipment or location occurs that would necessitate additional data, then the FDA must review and approve such change before the product may be marketed.
          Even after approval by the FDA, all marketed products and their manufacturers continue to be subject to annual reporting, facility inspection and continued governmental review. Subsequent discovery of previously unrecognized problems or failure to comply with applicable regulatory requirements could result in restrictions on manufacturing or marketing of the product, product recall or withdrawal, fines, seizure of product, or criminal prosecution, as well as withdrawal or suspension of regulatory approvals. In addition, the advertising of all marketed OTC products are subject to the Federal Trade Commission and state consumer protection regulations.
          Some products intended for OTC marketing require FDA approval through one of the three processes described above. Many OTC drugs, however, may be commercially distributed without prior FDA approval by following the FDA’s OTC monographs. The OTC monographs classify certain drug ingredients as safe for specified uses and establish categorical requirements for the marketing of drugs containing such ingredients without pre-approval. Our existing products containing a new formulation of sustained release guaifenesin are not OTC monograph drugs and were approved pursuant to Section 505(b)(2) NDAs, as described above.
          Approval of Our Existing Guaifenesin Products. The following table sets forth when the FDA approved the 505(b)(2) applications for our existing guaifenesin products:

505(b)(2)
Application or
Supplement
Product	IND Filing	Submission	FDA Approval

Mucinex SE	June 1998	June 2000	July 2002
Humibid	June 1998	August 2002	December 2002
Mucinex DM	September 2000	June 2003	April 2004
Maximum strength guaifenesin/
dextromethorphan HBr
combination	September 2000	June 2003	April 2004
Mucinex D	September 2000	January 2003	June 2004
Maximum strength guaifenesin/
pseudoephedrine HCl
combination	September 2000	January 2003	June 2004
          While all of these products have been approved for marketing, we have only launched Mucinex SE and Mucinex DM to date. We expect to launch Mucinex D and Humibid in the first quarter of 2006 and the remaining maximum strength formulations in the second half of 2006.
          In 2002, the FDA approved our 505(b)(2) application for Mucinex SE as an OTC long-acting guaifenesin product. Prior to our 505(b)(2) application for Mucinex SE, only short-acting guaifenesin products had been marketed OTC, while long-acting guaifenesin products were marketed as prescription drugs despite their lack of formal approval by the FDA. Under the Durham Humphrey Act of 1951, the FDA established that no drug may simultaneously be sold as a non-prescription product and as a prescription product at the same dose for the same indication. Any products that violate this rule are subject to FDA regulatory action and removal from the market.
          On October 11, 2002, the FDA issued 66 warning letters to the manufacturers, distributors, marketers, and retailers of single-ingredient guaifenesin extended-release products. The letters stated that such prescription products require FDA approval, and without FDA approval, they could no longer be marketed legally. A number of the manufacturers and distributors that received a warning letter from the FDA filed a “Citizens Petition,” which is similar to an appeal, with the FDA requesting that the agency either elect not to enforce existing regulatory policies requiring removal of the drugs from the market or delay such enforcement. On February 25, 2003, the FDA issued a letter in response to the Citizens Petition to the 66 recipients of the original warning letter, reiterating that following the FDA’s approval of Mucinex SE in July 2002, all other single-ingredient guaifenesin extended-release drug products may no longer be marketed legally. The FDA decided, however, to allow a grace period for such drugs to be removed from the market as follows:

•	the warning letter recipients were required to cease manufacturing unapproved single-ingredient guaifenesin extended-release products no later than May 21, 2003;

•	no distribution (including distribution by secondary wholesalers or other distributors) could occur after October 23, 2003; and

•	no retail sales could occur after November 30, 2003.
          Historically, long-acting prescription guaifenesin products and, according to the FDA, several thousand other drugs were marketed without FDA approval. Resource limitations prevented FDA enforcement actions against many unapproved prescription and OTC drugs. In October 2003, the FDA published a draft compliance policy guide articulating its existing informal policy regarding drugs marketed in the United States that do not have required FDA approval. According to this policy, the FDA will exercise its discretion in taking enforcement action against unapproved drugs once the FDA has approved a similar drug, whether the similar drug is prescription or OTC. In publishing the draft policy guide, the FDA publicly affirmed the actions it took relating to long-acting, single-ingredient guaifenesin products. As of this date, however, the FDA has only taken regulatory action to remove from the market single-ingredient, extended-release guaifenesin. Mucinex DM and our maximum strength, long-acting guaifenesin and dextromethorphan combination product, as well as Mucinex D and our maximum strength, long-acting guaifenesin and pseudoephedrine combination product, have also received approval pursuant to Section 505(b)(2) NDAs. We are hopeful the FDA will take similar action on extended-release guaifenesin in combination products. However, there can be no assurance that the FDA will do so or when any such action may take place.

Effective Market Exclusivity for Long-Acting, Single-Ingredient Guaifenesin Products
          The FDA’s action to remove all existing long-acting, single-ingredient guaifenesin products from the market has enabled Mucinex SE to obtain a period of effective market exclusivity. This regulatory position results in two barriers to entry for potential competitors. First, we believe that a third party product that is sufficiently similar to Mucinex SE to be eligible for approval through the ANDA process would infringe our patent covering our extended-release delivery system for guaifenesin. Second, we believe that the process of developing a drug with a different pharmacokinetic profile and obtaining FDA approval of such drug through a NDA or 505(b)(2) application would take two to three years from the start of such process. If the FDA removes from the market products similar to Mucinex DM, Mucinex D and their maximum strength counterparts, third parties seeking to introduce similar products will face the same barriers to entry.
Other Regulation
          The Prescription Drug Marketing Act, or the PDMA, imposes requirements and limitations upon the provision of drug samples to physicians, as well as prohibits states from licensing distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include minimum standards for storage, handling and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations. The FDA and the states are still implementing various sections of the PDMA.
          Manufacturers of marketed drugs must comply with other applicable laws and regulations required by the FDA, the Drug Enforcement Administration, the Environmental Protection Agency, and other regulatory agencies. Failure to do so could lead to sanctions, which may include an injunction that would suspend manufacturing, the seizure of drug products and the refusal to approve additional marketing applications. Manufacturers of controlled substances are also subject to the licensing, quota and regulatory requirements of the Controlled Substances Act. Failure to comply with the Controlled Substances Act and the regulations promulgated thereunder could subject us to loss or suspension of those licenses and to civil or criminal penalties.
Reimbursement
          In the United States, sales of pharmaceutical products depend in part on the availability of reimbursement to the patient from third-party payors, such as government health administrative authorities, managed care providers and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services and examining their cost-effectiveness. Generally, such payors do not cover OTC products.
          Medicaid, a state health program for certain low-income individuals, does not generally cover the cost of OTC products. Under Medicaid, however, 25 state programs have and continue to cover the cost of long-acting guaifenesin products, including our products. Any of these states could decide not to cover our products at any time. In addition, we are obligated to pay rebates on sales of our products to Medicaid beneficiaries. We estimate that sales to Medicaid beneficiaries represented approximately 6% of retail sales of Mucinex SE during the nine months ended March 31, 2005 and 13% for the fiscal year ended June 30, 2004.
Manufacturing
          The Cardinal Health Supply Agreement. In April of 2004, we sold our Fort Worth, Texas manufacturing assets to Cardinal Health and entered into a ten-year supply agreement with Cardinal Health. Under the supply agreement, Cardinal Health provides us with finished goods for a share of our profit. The profit sharing structure provides that as our gross profit (before the profit share) increases, Cardinal Health’s percentage share of the gross profit decreases. The agreement runs on a contract year that ends March 31. Pursuant to the agreement, we are committed to pay Cardinal Health a minimum profit share of $4.0 million, $3.0 million and $3.0 million during the contract years ending in 2005, 2006 and 2007, respectively. For the contract year ended March 31, 2005, we exceeded the contract year minimum of $4 million. For the contract year-end March 31, 2005, we paid Cardinal Health total mark-up payments of approximately $13.4 million. This amount exceeded the actual amount due to Cardinal Health by $3.9 million, which is included in prepaid expenses and other assets on the March 31, 2005 balance sheet. Additionally, Cardinal Health has the exclusive right to manufacture our current products and a right to manufacture any new drug products we intend to market. If, however, Cardinal Health fails to supply us with our current and future drug products, we may use an alternate manufacturer for our supply of such products until Cardinal Health is able to resume production. In addition, if our actual requirement for drug products exceeds the amount that Cardinal Health is able to manufacture, we may use an alternate manufacturer to meet our excess demand. We may also rely on a third party manufacturer for any future drug products that Cardinal Health lacks the ability to manufacture.
          Currently, Cardinal Health primarily manufactures finished products for us at the Fort Worth facility. We have validated an additional Cardinal Health facility for the first step of the manufacturing process. We are evaluating other secondary suppliers in the event of a catastrophe at a Cardinal Health facility or other disruption to manufacturing. Packaging is currently being done in Fort Worth, at an alternate Cardinal Health site and by an additional third party. We continue to evaluate alternative sites and will validate such sites as necessary to provide a steady supply of product.
          We have the ability under our supply agreement with Cardinal Health to repurchase the Fort Worth, Texas manufacturing assets and operations and we are considering exercising such option. To exercise this option, we must give Cardinal Health 12 months’ advance written notice of our intent to exercise and pay Cardinal Health $5.0 million plus the net book value of the assets. We can offer no assurances that we will exercise our option for such repurchase, the timing of such exercise or that such repurchase will be made in accordance with the terms of the option.
          Raw Material Sourcing Arrangements. Cardinal Health currently uses one supplier for certain raw materials used in its manufacturing process. Cardinal Health depends on Boehringer Ingelheim for guaifenesin and Boehringer Ingelheim has the exclusive right through July 2006 to supply guaifenesin for Mucinex SE and 90% of the guaifenesin Cardinal Health uses in Mucinex DM, Mucinex D and our future products. Cardinal Health and Boehringer Ingelheim have mutually agreed to a 7.5% per kilogram price increase effective April 1, 2005. Under its supply agreement for guaifenesin, Cardinal Health may obtain guaifenesin from a third party supplier if, for any reason, Boehringer Ingelheim discontinues supplying guaifenesin or is unable for three continuous months to supply guaifenesin to Cardinal Health. Once Boehringer Ingelheim regains the ability to supply guaifenesin to Cardinal Health, Cardinal Health resumes its obligation to purchase guaifenesin from Boehringer Ingelheim. Boehringer Ingelheim has advised us that in the near term it will not be able to deliver the amount of guaifenesin we have requested. If Boehringer Ingelheim is unable to deliver greater quantities of guaifenesin or we are unable to qualify another supplier of guaifenesin, Cardinal Health will be unable to manufacture sufficient quantities of Mucinex SE and Mucinex DM to meet our requests. We are currently qualifying another supplier of guaifenesin. We anticipate that this second supplier will be able to supply guaifenesin in the first quarter of 2006.

          In addition, Cardinal Health depends on one supplier for dextromethorphan HBr. During fiscal 2004, Cardinal Health’s supplier of dextromethorphan HBr notified Cardinal Health that they will be exiting the dextromethorphan HBr manufacturing business. At such time, Cardinal Health obtained a commitment from the supplier to provide Cardinal Health with a limited supply of dextromethorphan HBr. Based upon our sales of Mucinex DM, we believe this commitment will provide us with an adequate supply through December 31, 2006. We are actively pursuing secondary suppliers of dextromethorphan HBr and guaifenesin as well as other active and inactive ingredients.
Intellectual Property
          Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing on our proprietary rights. We protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation, and in-licensing opportunities to develop and maintain our proprietary position.
          We have been granted a U.S. patent that expires in April 2020, which contains claims encompassing a guaifenesin product having an immediate-release portion and an extended-release portion. Both Mucinex SE and Humibid utilize our patented technology in a bi-layered tablet providing both immediate and long-acting guaifenesin to patients. The two tablet layers combine the benefits of the fast onset of action of immediate-release guaifenesin with the convenient dosing and reliable 12-hour blood levels produced by the extended-release guaifenesin tablet layer. The same bi-phasic guaifenesin release pattern also applies to our currently-approved Mucinex products and most likely any future combination product line extensions. None of the extended-release prescription products for which we performed dissolution testing met the 12-hour blood levels that we were required to meet to obtain approval of our NDAs. The active ingredients in our products and most of our product candidates, including guaifenesin, dextromethorphan and pseudoephedrine, are chemical compounds that have been in existence for many years and, therefore, are not patentable.
          On April 20, 2005, an anonymous third party filed a request for reexamination of our U.S. patent with the USPTO. The third party asserted that the USPTO should not have issued our patent because prior art existed that rendered the claims of our patent obvious and therefore unpatentable. On June 23, 2005, the USPTO denied the request for reexamination and found that the third party did not raise a substantial question of patentability based on prior art or other printed publications. The third party who filed the request for reexamination may not appeal the USPTO’s decision to the Board of Patent Appeals, but may seek review of the decision by the Director of the USPTO within one month from the denial. The Director has the authority to commence a reexamination proceeding and, upon completion of the proceeding, may leave the patent in its present form, narrow the scope of the claims of the patent or cancel all of the claims of the patent.
          If the third party seeks review of the decision of the USPTO within one month from denial and the Director commences a reexamination proceeding, we intend to vigorously defend our patent position and believe we will prevail in the reexamination process. We may not be successful, however, in maintaining our patent or the scope of its claims during reexamination and can offer no assurance as to the outcome of a reexamination proceeding.
          We have filed patent applications in a number of foreign countries and we currently are seeking additional U.S. patent protection for each of our FDA-approved products and on May 5, 2005, the USPTO issued a Notice of Allowability for one of our applications that covers both our single-ingredient guaifenesin products and our combination products. We anticipate, but cannot be sure, that the USPTO will issue a patent with the claims set forth in the Notice of Allowability in due course. During the course of its review, the USPTO considered the prior art cited by the third party in its request for reexamination and nonetheless issued the Notice of Allowability.

          Adams, A Adams Respiratory Therapeutics, Humibid, Mucinex, and Mr. Mucus are our registered trademarks or are the subject of pending trademark applications. In addition, we have registered Mucinex in Canada and Mexico.
          In April 1999, we entered into a sublicense agreement with JMED, which gave us an exclusive license to manufacture and market AlleRxtm in exchange for royalty payments to JMED. Subsequently, we granted JMED the right to exchange its on-going royalty interest in the sublicense agreement into our common stock in the event of a public offering or change of control. In December 2004, we received the right to assign our sublicense agreement with JMED to Cornerstone. Pursuant to our 2004 assignment agreement with JMED, we paid JMED $2.0 million. Additionally, the assignment agreement provided that prior to March 31, 2005, a valuation would be performed on JMED’s on-going royalty interest in the sublicense agreement. If the appraisal exceeds the $2.0 million previously paid, JMED has the right to exchange its excess royalty interest into our common stock at the public offering price. If JMED chooses to convert its royalty interest into our common stock, we obtain the right to receive the future royalties earned under the sublicense agreement. However, if JMED chooses not to convert its excess royalty interest into our common stock, JMED will continue to collect the royalties and we will receive 40% of such royalties up to $1.0 million. Under the assignment agreement, we also agreed to guarantee the royalty payments due to JMED from Cornerstone through the date of this public offering. The parties have waived the March 31, 2005 deadline and are currently working toward obtaining a valuation.
          Pursuant to a February 2005 agreement with Cornerstone, Cornerstone assigned the rights to the Humibid trademark to us in exchange for our assignment of the AlleRxTM assets to Cornerstone. We had previously discontinued the manufacture and sale of our Aquatab product lines to focus on building the Mucinex brand. The Aquatab products had minimal sales and were not part of our long-term strategy. We believe the Humibid name is more in line with our growth strategy than the AlleRxTM product line. Under this agreement, we each agreed to release the other party from all claims and damages in a lawsuit that we filed against Cornerstone in 2004. Additionally, we assumed the financial obligation for up to $1.0 million of AlleRxTM products sold by us prior to February 15, 2005 and returned to Cornerstone within the subsequent 18 months. Cornerstone assumed the same financial obligation with respect to Humibid product returns during that period. Once the $1.0 million threshold is met, we bear the responsibility for Humibid product returns and Cornerstone bears the same responsibility for AlleRxTM returns. In addition, the agreement provides that we will pay Cornerstone a royalty ranging from 1% to 2% of net Humibid sales for a period of three years beginning February 15, 2005, subject to an annual minimum of $50,000. We have not yet made any payments to Cornerstone under this agreement.
Competition
          We currently compete in the OTC pharmaceutical market and we intend to compete in the prescription market. The pharmaceutical industry in which we operate is characterized by rapidly advancing technologies and intense competition. Our competitors include pharmaceutical companies, biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies, and research institutions. All of these competitors currently engage in or may engage in the future in the development, manufacture and commercialization of new pharmaceuticals, some of which may compete with our present or future products.
          We believe our current primary competitors in the OTC pharmaceutical market are:

•	Pfizer, Inc. (Sudafed® and Benadryl®);

•	The Procter & Gamble Company (Dayquil® and Nyquil®);

•	McNeil Consumer and Specialty Pharmaceuticals, a division of McNeil-PPC, Inc., which is an operating company of Johnson & Johnson (Tylenol Cold and Flu® and Motrin Cold and Sinus®);

•	Wyeth (Robitussin®, Dimetapp® and Advil Cold and Sinus®);

•	Novartis Consumer Health, a division of Novartis AG (Theraflu® and Triaminic®);

•	Schering-Plough Corp. (Claritin®, Coricidin® and Drixoral®); and

•	Bayer AG (Alka Seltzer Plus Cold® and Aleve Cold and Sinus®).
          In addition, we and our competitors face substantial competition from private label brands, such as the CVS brand, which are often less expensive.
          The key competitive factors affecting the success of Mucinex are likely to be its consumer awareness, physician and pharmacist acceptance and price.
Properties and Facilities
          Our corporate headquarters are located at 425 Main Street in Chester, New Jersey, and are approximately 13,500 square feet. We have entered into a long-term lease for this facility, which expires in August 2014. Our current annual rent is $339,525 plus expenses. However, our annual rent increases each year of the lease. In addition, we lease approximately 8,500 square feet for our development and customer service operations in Fort Worth, Texas. Our lease agreement for our Fort Worth, Texas operations expires at the earliest to occur of: (i) January 31, 2006; (ii) the date of termination of our supply agreement with Cardinal Health; or (iii) the date on which Cardinal Health discontinues its manufacturing operations at that facility. Under this Fort Worth, Texas lease, we pay $6,118 per month, or $73,418 annually, plus expenses. We outsource our manufacturing and, therefore, do not own any manufacturing facilities.
Employees
          As of June 30, 2005, we had 176 employees. Forty-three of our employees work at our Chester facility and 14 work at our Ft. Worth facility. One hundred thirty-eight of our employees work in sales and marketing. One of our employees is a temporary employee. None of our employees are subject to collective bargaining agreements. We consider our relationships with our employees to be good.
Legal Proceedings
          We are not currently a party to any material legal proceedings.

MANAGEMENT AND BOARD OF DIRECTORS
          The following table sets forth information about our executive officers and directors, as of June 30, 2005.

Name	Age	Position(s)

Michael J. Valentino	51	Chief Executive Officer, President and Director
Helmut Albrecht	50	Senior Vice President, Research and Development
David Becker	39	Executive Vice President, Chief Financial Officer and Treasurer
Robert Casale	46	Executive Vice President, Chief Marketing and Development Officer
Walter E. Riehemann	39	Executive Vice President, Chief Legal and Compliance Officer and Secretary
John S. Thievon	37	Executive Vice President, Commercial Operations
Susan Witham	45	Vice President, Regulatory Affairs
John Q. Adams, Sr.	68	Chairman of the Board of Directors
Steven A. Elms(1)	41	Director
Donald J. Liebentritt(3)	54	Director
Joan P. Neuscheler(1)(2)	46	Director
Harold F. Oberkfell(1)(3)	58	Director
William C. Pate(2)	41	Director
Andrew N. Schiff, M.D.(2)(3)	39	Director

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)	Member of Nominating and Corporate Governance Committee
Executive Officers and Directors
          Michael J. Valentino has been our President, Chief Executive Officer and a Director since 2003. Mr. Valentino has nearly 30 years of experience in the prescription and consumer pharmaceuticals industry. From 2002 to 2003, Mr. Valentino served as President and Chief Operating Officer of the Global Human Pharmaceutical Division of Alpharma Inc. Mr. Valentino was responsible for all of Alpharma’s pharmaceutical operations in 60 countries worldwide. From 2000 to 2002, he served as Executive Vice President, Global Head of Consumer Pharmaceuticals, for Novartis International AG. Mr Valentino was responsible for global development of Novartis’s OTC products. Mr. Valentino was Chairman of the Consumer Health Products Association in 2001 and is currently a member of its board of directors and executive committee. Mr. Valentino has been a member of the board of directors of Myogen, Inc. since March 2005.
          Helmut Albrecht, M.D. joined us in 2004 and serves as our Senior Vice President for Research and Development. Prior to joining us, Dr. Albrecht was Vice President of Global Preclinical and Clinical Development and Drug Safety at Novartis Consumer Health from August 2003 to October 2004, and from November 2000 to August 2003, he served as Vice President for Research and Development for OTC (in North America). Before joining Novartis, Dr. Albrecht held leadership positions in the area of pharmaceutical medicine involving prescription and OTC products as well as dietary supplements at SmithKline Beecham Consumer Health (1996-2000), Procter & Gamble OTC Health Care and P&G Pharmaceuticals, Altana Pharmaceuticals (Byk Gulden Pharma Group) in Germany, and Altana Inc. in Melville, New York. Dr. Albrecht earned a doctorate of medicine, magna cum laude, from the University of Heidelberg. He also holds a Master of Science degree in management and policy, an advanced New York State certificate in health care management from SUNY at Stony Brook and a diploma in pharmaceutical medicine. Dr. Albrecht is a fellow, as well as a previous board member, of the Faculty of Pharmaceutical Medicine.
          David Becker has been our Executive Vice President since May of 2005 and our Chief Financial Officer and Treasurer since 2000 and was our interim Chief Operating Officer from May 2003 to April 2004. Prior to joining us, Mr. Becker was a Senior Manager in the merger and acquisitions practice of Ernst & Young LLP from November 1997 to September 2000. From January 1996 to November 1997, Mr. Becker served as Controller for the Salt Lake City-based start-up company RxAmerica LLC, a pharmacy benefit management and mail-service pharmacy operation. From 1991 to 1995, he served as a financial auditor with Ernst & Young LLP. Mr. Becker began his professional career in 1990 as an audit and tax accountant for the southern California-based accounting firm of Glenn M. Gelman & Associates. Mr. Becker earned a bachelor’s degree in accounting in 1990 from the University of Southern Mississippi and is a certified public accountant and certified treasury professional.
          Robert Casale has been our Executive Vice President, Chief Marketing and Development Officer since May of 2005 and was our Vice President of Business Development and Consumer Marketing from 2004 to May of 2005. Prior to joining us, Mr. Casale was affiliated with Philosophy IB, a management consulting firm, from May 2001 to February 2004. From September 2000 to April 2001, Mr. Casale served as Vice President, Business Development and Strategic Planning, for the Consumer Healthcare Division of Pfizer Inc. and, in that capacity, led development of a strategic plan for the newly merged Pfizer Inc. and Warner-Lambert Company consumer businesses. Mr. Casale began his healthcare career at Warner-Lambert Company, where he held various positions, including Vice President of Marketing for upper respiratory and gastrointestinal consumer products and Global Vice President for Warner-Lambert Company’s OTC gastrointestinal and skin care businesses from July 1993 to August 2000. Mr. Casale received a bachelor’s degree in business administration and English from Rutgers College in 1980 and a Juris Doctorate, with honors, from Rutgers Law School in 1983.
          Walter E. Riehemann has served as our Executive Vice President, Chief Legal and Compliance Officer and Secretary since May of 2005 and was our Vice President, General Counsel and Secretary from 2003 to May of 2005. Prior to joining us, he was with the international law firm of Holland & Knight LLP from 2002 to 2003. From 2000 to 2002, Mr. Riehemann served as President and Chief Executive Officer of Dawson Managers, Inc., a management consulting firm engaged in corporate restructuring and providing interim management services to start-up and troubled companies, and from 1995 to 2000, he served in a variety of positions with RISCORP, Inc., most recently as President and General Counsel. From 1993 to 1995, Mr. Riehemann was an associate with the law firm of Powell Goldstein LLP. Mr. Riehemann earned a bachelor’s degree, cum laude, from Chadron State College in Chadron, Nebraska, in 1987, and a Juris Doctorate, summa cum laude, from The Ohio State University College of Law in 1990.
          John S. Thievon has served as our Executive Vice President, Commercial Operations since May of 2005 and was our Vice President, Sales and Professional Marketing from 2000 to May of 2005. Prior to his current position, Mr. Thievon held various positions with us from January 1999 to May 2000, including Northeast Regional Business Director and Director of Marketing. Prior to joining us, Mr. Thievon held various positions with IMS Health Incorporated, including Account Manager, Account Director, and Director of Sales Training from January 1995 to December 1998, and from 1990 to 1994, he served as a Sales Representative with Ortho Pharmaceuticals Inc. Mr. Thievon graduated from Pace University with a Bachelor of Business Administration degree, with a concentration in marketing.
          Susan Witham joined us in October 2004 and serves as our Vice President of Regulatory Affairs. Prior to joining us, Ms. Witham served as the Vice President, Regulatory Affairs for Columbia Laboratories, Inc. from April 2002 to September 2004, and from September 2000 to April 2002, Ms. Witham served as Global Regulatory Head for Marketed Products and Practices in the Oncology and Metabolism Category at Aventis Pharmaceuticals Corporation. From 1999 through 2000, Ms. Witham served as Rx Director of Regulatory Affairs for Johnson & Johnson Consumer Products Worldwide/ Ortho

Dermatological Drug Products. Previously, Ms. Witham spent 17 years at Novartis Pharmaceuticals Corporation, formerly Sandoz Pharmaceuticals Corporation, where she held several senior positions, including associate director of Drug Regulatory Affairs. Ms. Witham received her Bachelor of Science degree in biology from Bridgewater College.
          John Q. Adams, Sr. has been a director since 1997. He is President of J.Q. Enterprises, a holding company for his interests in real estate and ranching. Mr. Adams has had a long career in the pharmaceutical industry and has owned three companies: Baylor Laboratories, sold to Norwich Eaton Pharmaceuticals; Allerderm, Inc., sold to Virbac Inc. in France; and Adams Laboratories, a private pharmaceutical company focused on respiratory therapy, sold to Medeva Pharmaceuticals, where from 1991 to 1995, Mr. Adams was a director and was also President of Medeva Americas. He later formed our company, which repurchased certain assets from Medeva Pharmaceuticals. Mr. Adams served as our Chairman and Chief Executive Officer until May 2003. He continues to serve as our Chairman and retains memberships and board positions in several professional and philanthropic organizations, including the American College of Allergy and the Vanderbilt University Voice Center. He is also an Honorary Fellow of the American Academy of Otolaryngology-Head and Neck Surgery. Mr. Adams holds a degree in biology from Heidelberg College.
          Steven A. Elms has been a director since 2001. He has served as a Managing Director of Perseus-Soros Management, LLC, an affiliate of Perseus-Soros BioPharmaceutical Fund, LP, a private equity fund since June 2000. For five years prior to joining Perseus-Soros, Mr. Elms was a Principal in the Life Science Investment Banking group of Hambrecht & Quist (now J.P. Morgan). His previous healthcare sector experience includes over two years as a pharmaceutical sales representative and as a consultant for The Wilkerson Group. Mr. Elms serves as director of Bioenvision, Inc. and a number of private biotechnology companies. Mr. Elms received a M.B.A. from Northwestern’s Kellogg Graduate School of Management and a B.A. in Human Biology from Stanford University.
          Donald J. Liebentritt has been a Director since February 2005. He has been the President of Equity Group Investments, L.L.C., or EGI, a private investment firm, since May 2000, and had been Executive Vice President and General Counsel of EGI since 1997. He is also an officer and director of various private affiliates of EGI. He is the President and a member of the Board of Managers of Chai Trust Company, an Illinois registered trust company. Mr. Liebentritt has been the Chief Executive Officer and President since December 2002, a Director since May 2002, and was a Vice President from May 2000 until December 2002, of First Capital Financial, L.L.C., a manager of publicly held investment funds. Mr. Liebentritt has been a director of Home Products International since December 2004, and a director of WRS Infrastructure & Environment, Inc., since December 2003. He has been a director of Children’s Oncology Services, Inc. since October 2003. Mr. Liebentritt is a licensed attorney in the State of Illinois. He received a bachelor’s degree from Loyola University of Chicago in 1972, and his law degree from the University of Chicago in 1976.
          Joan P. Neuscheler has been a Director since 2002. Ms. Neuscheler has 16 years of experience in private equity investing as an officer of Tullis-Dickerson & Co., Inc., a health care-focused venture capital firm. Since July 1998, Ms. Neuscheler has been the President of Tullis-Dickerson & Co., Inc. Prior to joining Tullis-Dickerson, Ms. Neuscheler’s previous experience includes three years in public accounting with Arthur Andersen and five years experience as Chief Financial Officer for Magnant Re Intermediaries, Inc. Ms. Neuscheler is a Director of Essential Group, Inc., a specialty clinical research organization, and a number of privately held companies. She received her B.B.A. and her M.B.A. from Pace University.
          Harold F. Oberkfell has been a director since April 2004. Mr. Oberkfell spent 32 years of his career as an executive with Warner-Lambert Company, retiring in June 2000. Mr. Oberkfell was Vice President and Knowledge Management Officer of Warner-Lambert Company from August 1998 to June 2000 and President of the company’s Latin America/ Asia sector from September 1994 to August 1998. Prior to that, he held positions at the Parke-Davis division of Warner-Lambert Company, including President of Parke-Davis North America and Vice President of Marketing and Sales. His past affiliations include the National Pharmaceutical Council Board of Directors, the Advisory Committee for Rutgers

University Business School, the University of Medicine and Dentistry of New Jersey Foundation Board of Trustees, and the Biomedical Services Committee of the American Red Cross Board of Governors. Mr. Oberkfell currently serves on the Board of Directors of Avanir Pharmaceuticals, Inc.
          William C. Pate has been a director since 2000. Mr. Pate is a Managing Director of Equity Group Investments, L.L.C. (EGI), a privately-held investment firm. Mr. Pate has been employed by EGI or its predecessor in various capacities since 1994. Prior to his tenure at EGI, he was an associate at the Blackstone Group and in the mergers and acquisitions group of Credit Suisse First Boston. Mr. Pate serves as the Chairman of the Board of Directors of Danielson Holding Corporation and serves as a member of the board of directors of certain private affiliates of EGI. He received a Juris Doctorate degree from the University of Chicago Law School and a Bachelors of Arts degree from Harvard College.
          Andrew N. Schiff, M.D. has been a director since 2001. Dr. Schiff joined Perseus-Soros Management, LLC, an affiliate of Perseus-Soros Biopharmaceutical Fund, LP, a private equity firm, in September of 1999 and currently serves as a Managing Director. Over the last 10 years, Dr. Schiff has practiced internal medicine at The New York Presbyterian Hospital, where he maintains his position as a Clinical Assistant Professor of Medicine. He currently serves as a director of Bioenvision, Inc., Myogen, Inc. and Barrier Therapeutics, Inc. Dr. Schiff received his Doctorate of Medicine from Cornell University Medical College and his M.B.A. from Columbia University. His bachelor’s degree in neuroscience was awarded with honors by Brown University.
Election of Officers
          Our board of directors elects our officers on an annual basis and our officers serve until their successors are duly elected and qualified. There are no family relationships among any of our officers or directors.
Committees of the Board of Directors
          Our board currently has three committees: the audit committee, the compensation committee, and the nominating/corporate governance committee.
          We believe that our audit and compensation committees will meet the current requirements of the Sarbanes-Oxley Act of 2002 as they become applicable to us and that our nominating committee will meet the current requirements of the Nasdaq National Market rules and regulations as they become applicable to us. Under current SEC and Nasdaq National Market rules and regulations, within one year of effectiveness only independent directors may serve on audit, compensation and nominating committees. Each member of the compensation and nominating and corporate governance committees meets the definition of independence established by the Nasdaq National Market. Ms. Neuscheler meets the SEC and Nasdaq definitions of independence for membership on the audit committee. The audit committee, compensation committee and nominating committee will adopt written charters that will be available on our website prior to completion of the offering.
          Audit Committee. Our audit committee’s responsibilities include:

•	appointing a firm to serve as independent auditor to audit our financial statements;

•	discussing the scope and results of the audit with the independent auditor, and reviews with management and the independent accountant our interim and year-end operating results;

•	considering the adequacy of our internal accounting controls and audit procedures; and

•	approving (or, as permitted, pre-approves) all audit and non-audit services to be performed by the independent auditor.
          The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee.
          The members of our audit committee are William Pate, Dr. Andrew Schiff and Joan Neuscheler. The board of directors has determined that Ms. Neuscheler is an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K. Dr. Schiff will serve as chairperson of the audit committee.
          Compensation Committee. Our compensation committee’s responsibilities include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans;

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans;

•	evaluating our Chief Executive Officer’s performance in light of corporate objectives; and

•	setting our Chief Executive Officer’s compensation based on the achievement of corporate objectives.
          The members of our compensation committee are Steve Elms, Joan Neuscheler and Harold Oberkfell. Ms. Neuscheler will serve as the chairperson of the compensation committee.
          Nominating and Corporate Governance Committee. Our nominating and corporate governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors and evaluates the performance of our board of directors and of individual directors. The nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.
          The members of our nominating and corporate governance committee are Donald Liebentritt, Dr. Andrew Schiff and Harold Oberkfell. Mr. Oberkfell will serve as chairperson of the nominating and corporate governance committee and as our lead independent director.
Election of Directors
          In accordance with the terms of our certificate of incorporation, our board of the directors is divided into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in fiscal year 2006;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in fiscal year 2007; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in fiscal year 2008.
          The Class I directors will be Donald Liebentritt, John Adams, Sr. and Dr. Andrew Schiff, the Class II directors will be Steve Elms, Joan Neuscheler and William Pate, and the Class III directors will be Harold Oberkfell and Michael Valentino. At each annual meeting of stockholders, or special meeting in lieu thereof, after the initial classification of the board of directors, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. The number of directors may be changed only by resolution of the board of directors or a super-majority vote of the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management.
Director Compensation
          Prior to this offering, Harold Oberkfell and John Q. Adams, Sr. were the only directors who received compensation for their services as director. Harold Oberkfell received $3,000 per board meeting and was awarded a one-time grant of options to acquire 17,550 shares of common stock at an exercise price of $2.22. The option vests ratably over a five year period. Through October 2004, John Q. Adams, Sr. received $20,448 per month for his service as Chairman of the Board of Directors. We pay the lease payment, insurance and taxes on his automobile. In addition, all the options he held as of April 30, 2003 to acquire shares of our common stock under our Long Term Incentive Plan vested.
          On March 30, 2005, the compensation committee of our board of directors adopted a compensation program for non-employee directors, which our full board of directors approved on April 25, 2005. This program will not take effect until completion of this offering. Pursuant to this program, each non-employee director will receive a $75,000 annual retainer payable $25,000 in cash and $50,000 in restricted stock units. These amounts will be credited to directors quarterly beginning with each year’s annual stockholders’ meeting, provided, however, that for the first year, the first installment will begin on the effective date of the program. The restricted stock units will vest in full on the first annual stockholders’ meeting following the date of grant, or earlier in the case of certain terminations or change in control events. Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into our common stock until six months following a director’s termination of board service. Non-employee directors will also receive $1,500 for each board and committee meeting attended in person ($750 for meetings attended by video or telephone conference). The chairperson of the compensation committee and the nominating and corporate governance committee will receive a supplemental $5,000 retainer, and the chairperson of the audit committee will receive a supplemental $7,500 retainer.
          Under this non-employee director compensation program, non-employee directors will also receive additional equity incentives. Each non-employee director who joins our board of directors after the completion of this offering will receive a nonstatutory stock option exercisable for 8,000 shares (if he or she joins the board of directors more than six months prior to the next annual stockholders’ meeting) or 4,000 shares (if he or she joins the board of directors on the date of a stockholders’ meeting or less than six months before the next annual stockholders’ meeting) of common stock with an exercise price equal to the then fair market value per share of our common stock. This stock option will vest in three equal annual installments on the first, second and third anniversaries of his or her date of election or appointment to our board of directors. In addition, at each annual stockholders’ meeting beginning in 2006, each non-employee director will receive a nonstatutory stock option exercisable for 4,000 shares of common stock with an exercise price equal to the then fair market value per share of our common stock such stock options shall fully vest at the first annual stockholders’ meeting following the date of grant, or earlier in the case of certain terminations or change in control events.
Compensation Committee Interlocks and Insider Participation
          During fiscal 2004, Steven A. Elms, Joan P. Neuscheler and William E. Pate served on the compensation committee of the board of directors. None of the compensation committee members was formerly or during fiscal 2004 an officer or employed by us. No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Corporate Governance
          Prior to the completion of this offering, our board will adopt procedures and policies to comply with the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC and the Nasdaq National Market, including a code of conduct and ethics applicable to our officers, directors and employees. Upon completion of this offering, our code of conduct and ethics will be available on our website.
Executive Compensation
          The following table sets forth all compensation awarded to, earned by or paid to our chief executive officer and the four other highest paid executive officers for the fiscal year ended June 30, 2004. We refer to these officers collectively as our “named executive officers”.
Summary Compensation Table

					Long-Term
					Compensation
	Annual Compensation				Awards

				Other	Securities
				Annual	Underlying
Name and Principal Position	Year	Salary	Bonus	Compensation	Options

Michael J. Valentino	2004	$335,336	$750,000	—	1,366,731
Chief Executive Officer, President and Director
Mark Gainor(1)	2004	83,333	—	—	—
Former Chief Executive Officer, President and Director
David Becker	2004	194,226	226,000	—	61,425
Executive Vice President, Chief Financial Officer and Treasurer
John Thievon	2004	161,397	163,000	—	85,995
Executive Vice President, Commercial Operations
Walter E. Riehemann	2004	170,923	163,000	—	122,850
Executive Vice President, Chief Legal and Compliance Officer and Secretary
Robert Casale(2)	2004	75,000	75,000	—	122,850
Executive Vice President, Chief Marketing and Development Officer

(1)	Mr. Gainor served as our interim Chief Executive Officer and President until August 2003 and served on our board of directors until January 2005.

(2)	Mr. Casale began as our Vice President Business Development and Consumer Marketing in March 2004.
          Our board of directors authorizes performance-based bonuses for certain of our senior executive officers and key employees. The purpose of these performance-based bonuses is to incentivize, motivate and retain senior executive officers and key employees for achievement of goals related to both our performance and the individual’s performance. The board of directors, in its sole discretion, determines the amount and award of such bonuses based on both the individual’s achievement and our achievement of objectives set each year by the individual and the board of directors.

Option Grants in Last Fiscal Year
          The following table lists each grant of stock options during fiscal year 2004 to the named executive officers. No stock appreciation rights have been granted to these individuals.

	Individual Grants				Potential Realizable Value at
					Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation for
	Underlying	Granted to			Option Term(3)
	Options	Employees in	Exercise	Expiration
Name	Granted	Fiscal Year(1)	Price(2)	Date	5%	10%

Michael J. Valentino	1,366,731	65.65%	$0.40	08/11/2013	$32,848,777	$52,629,089
Mark Gainor	—	—	—	—	—	—
David Becker	61,425	2.95	1.42	01/27/2014	1,413,322	2,302,309
John Thievon	15,795	0.76	0.40	10/22/2013	379,625	608,222
	70,200	3.37	1.42	01/27/2014	1,615,226	2,631,210
Walter E. Riehemann	96,525	4.64	0.40	09/22/2013	2,319,935	3,716,914
	26,325	1.26	1.42	01/27/2014	605,709	986,704
Robert Casale	122,850	5.90	1.42	03/01/2014	2,826,645	4,604,619

(1)	The figures representing percentages of total options granted to employees in the last fiscal year are based on a total of 2,081,761 shares underlying options granted to our employees during fiscal year 2004.

(2)	The exercise price of each option granted was equal to the fair market value of our common stock as valued by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

(3)	The amounts shown in the table above as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

•	Multiplying the number of shares of our common stock subject to the option by the assumed initial public offering price per share of $15.00.

•	Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the balance of the term of the option.

•	Subtracting from that result the total option exercise price.
          The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
          The following table sets forth the number of vested and unvested shares covered by options as of June 30, 2004 and the year-end value of options as of June 30, 2004 for the named executive officers. No options were exercised by our named executive officers in 2004.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money
	Options at June 30, 2004		Options at June 30, 2004(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael J. Valentino	501,180	865,551	$7,317,805	$12,638,032
Mark Gainor	—	—	—	—
David Becker	56,160	101,790	820,000	1,423,251
John Thievon	29,133	93,717	425,375	1,296,376
Walter E. Riehemann	—	122,850	—	1,766,751
Robert Casale	6,143	116,707	83,401	1,584,356

(1)	Amounts presented under the caption “Value of Unexercised in-the-Money Options at June 30, 2004” are based on the assumed initial public offering price of $15.00 per share minus the exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.

Employment Agreement with Mr. Valentino
          We employ Mr. Valentino as our Chief Executive Officer and President pursuant to an employment agreement effective August 11, 2003. The employment agreement provides for a five year term of employment, subject to automatic renewals for additional one-year periods. However, either we or Mr. Valentino may cause the agreement to cease to extend automatically by giving notice to the other party within six months prior to the expiration of the term.
          Under the agreement, Mr. Valentino receives a base salary of $31,250 per month, annualized to $375,000, subject to increases upon an annual review by our board of directors. The employment agreement also provides that Mr. Valentino is entitled to participate in all benefit programs, including insurance and retirement plans, available to members of the executive management team. The agreement further provides for:

•	a discretionary annual target bonus based on Mr. Valentino’s performance and our business results, as determined by our board of directors, equal to at least 100% of his base salary but no more than 150% of his base salary if he meets specified performance objectives;

•	a transaction bonus, not to exceed $2,500,000, equal to 2.0% of the transaction price if we carry out a specified corporate transaction, including a merger or consolidation or the sale, transfer or other disposition of a substantial portion of our assets; and

•	the grant of stock options to acquire 1,366,731 shares of common stock, which he is entitled to require us to register for sale under the Securities Act.

          Under the employment agreement, either we or Mr. Valentino may terminate his employment at any time. The employment agreement also terminates upon the death or disability of Mr. Valentino. Upon termination, Mr. Valentino will receive any amounts earned or due but unpaid through the date of termination, including base salary and benefits. Additionally, if Mr. Valentino voluntarily resigns, other than for good reason or disability, he may exercise his vested stock options for three months following the date he terminates his employment. If the agreement terminates by reason of death or disability, Mr. Valentino (or his estate, as the case may be) will be entitled to continued exercisability of his vested stock options for one year following his death or, upon disability, for the remainder of their original terms. He is also entitled to continued benefits that may apply, a prorated target bonus and, in the event of a specified transaction occurring within nine months of termination due to disability, a transaction bonus.
          However, if we terminate his employment without cause or if Mr. Valentino terminates his employment for good reason, Mr. Valentino has the right to receive an additional payment equal to two times the sum of his base salary plus his target discretionary bonus, a transaction bonus if a specified transaction occurs within nine months after termination and the right to the continued exercisability of his vested stock options for the remainder of their original terms.
Confidentiality and Noncompetition Agreement
          As of August 11, 2003, we have also entered into a confidentiality and noncompetition agreement with Mr. Valentino. Under this agreement, Mr. Valentino agrees not to disclose confidential information and, for a period of 24 months following the termination of Mr. Valentino’s employment, not to compete with us or recruit our employees.
Termination and Change of Control Agreements
          We have entered into income security agreements with David Becker, Helmut Albrecht, Walter Riehemann, John Thievon, Robert Casale, and Susan Witham. If we terminate any of these individuals without cause or if any of these individuals resigns for good reason (as defined in the agreements) within one year after a change in control, he or she will receive severance benefits in an amount equal to his or her earned but unpaid salary, any awarded but unpaid bonus from the previous fiscal year and one year of annual base salary. In addition, the individual and his or her dependents will continue to receive health benefits for one year following the date of termination. The income security agreements also provide that these individuals agree not to disclose confidential information or for one year after termination, compete with us or recruit our employees.
Equity Benefit Plans

1999 Long-Term Incentive Plan
          On July 21, 1999, our board of directors adopted our 1999 Long-Term Incentive Plan, which has been approved by our stockholders.
          Purpose. The plan provides incentives to employees for the purpose of attracting able persons to become employees and encouraging employees to continue their employment and to contribute to our growth and success.
          Form of Awards. The incentive plan authorizes the granting of awards to employees and consultants in the following forms:

•	options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under section 422(b) of the Internal Revenue Code of 1986, as amended; and

•	restricted stock, which is subject to restrictions on transferability and other restrictions set by the board of directors.
All awards must be evidenced by a written award agreement, which will include the provisions specified by the board of directors.
          Authorized Shares. The number of shares reserved and available for issuance under the incentive plan is 4,036,504 shares. In the event of a subdivision or consolidation of stock, payment of a stock dividend, recapitalization, or other change in outstanding common stock, the share authorization limits described above will be adjusted proportionately, and the board of directors may adjust awards to preserve their benefits or potential benefits.
          In the event that any outstanding award for any reason is cancelled or forfeited, terminates, expires or lapses, any shares subject to the award will again be available for issuance under the incentive plan, subject to the board’s discretion. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the incentive plan’s share limit. In addition, if shares that would be acquired upon exercise of an award are withheld to pay the exercise price of the award, only the net number of shares actually issued upon exercise will count against the incentive plan’s share limit.
          Administration. The incentive plan is administered by the board of directors, which has the authority to:

•	designate participants;

•	determine the type and size of awards to be granted to each participant and the terms, conditions and restrictions of awards;

•	establish, adopt or revise any rules, regulations or guidelines to administer the incentive plan; and

•	take all other actions necessary or advisable to operate or administer the plan.
Our board of directors may also delegate its responsibility and authority to administer the incentive plan to a committee appointed by the board. One member of the committee, however, will be appointed by and serve at the pleasure of S.Z. Investments, L.L.C., an affiliate of EGI, one of our principal stockholders.
          Stock Options. The board of directors will determine the term and conditions of each stock option. In the case of incentive stock options, to the extent that the aggregate fair market value of our common stock with respect to which incentive stock options may be exercisable for the first time by an awardee during any calendar year under all of our plans exceeds $100,000, the incentive stock options will be treated as nonqualified stock options. Additionally, any incentive stock option granted to a holder of 10% or more of the combined voting power of all classes of our stock must (a) have an option price of at least 110% of the fair market value of the common stock subject to the option and (b) not be exercisable after five years from the date of the grant. Only employees are eligible to receive incentive stock options and no incentive stock options may be granted after July 21, 2009.
          Unless otherwise provided in an award agreement, the following termination provisions apply with respect to an option award:

•	upon the death, disability or retirement of a participant, all of his or her outstanding options may be exercised, to the extent then vested, no more than one year after such termination;

•	if a participant’s employment is terminated without cause, all of his or her outstanding options may be exercised, to the extent then vested, no more than three months from the date of termination;

•	if a participant resigns from employment, all of his or her outstanding options may be exercised, to the extent then vested, no more than 30 days from the date of termination; and

•	if a participant is terminated for cause, he or she forfeits all outstanding options and the right to exercise such options, regardless of their vested status.
          Restricted Stock. The board of directors, in its sole discretion, determines the restriction period applicable to any award of restricted stock. However, such restriction period generally lasts for five years, with the period expiring each year for 20% of the shares awarded.
          A recipient of a restricted stock award has the right to receive dividends, to vote his or her restricted shares and to enjoy other stockholder rights during the restriction period. However, the participant may not sell, assign, transfer, pledge, or otherwise dispose of the restricted stock during the restriction period. In addition, the board of directors may prescribe additional terms, conditions, restrictions, and limitations applicable to an award of restricted stock at the time of such award.
          Corporate Transactions. In the event of a corporate transaction involving us, including specified mergers, reverse mergers or the sale of all or substantially all of our assets, each outstanding option becomes exercisable in full, all stock restrictions are deemed satisfied and we have the right to cancel any and all outstanding options by a cash payment.
          Termination. Our board of directors may at any time suspend, terminate or amend the incentive plan without stockholder approval. However, any amendment is subject to stockholder approval if the amendment increases the maximum number of shares available under the incentive plan or changes the class of participants eligible to participate in the incentive plan.
          Upon termination of the plan, the plan’s terms and provisions will continue to apply to awards granted prior to the termination. No termination or amendment of the incentive plan may materially adversely affect an award previously granted under the plan without the consent of the participant holding such award.
          Our board of directors has decided not to grant any additional awards pursuant to this plan after completion of this offering.

2005 Incentive Plan
          Our board of directors, and our stockholders have adopted, the 2005 Incentive Plan, or the Incentive Plan. This equity-based incentive plan is intended to promote our success and enhance our value by linking the personal interests of our employees, officers, directors and consultants to those of our stockholders, and by providing such persons with an incentive for outstanding performance.

          The Incentive Plan authorizes the granting of awards to employees, officers, directors and consultants in the following forms:

•	options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under the U.S. tax code (the exercise price of any option granted under the Incentive Plan cannot be less than the fair market value per share on the date of grant);

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the fair market value per share on the date of grant (with limited exceptions);

•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals;

•	restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the compensation committee;

•	stock units, which represent the right to receive shares of stock in the future, and which may, but need not, be subject to vesting restrictions on terms set by the compensation committee;

•	dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and

•	other stock-based awards in the discretion of the compensation committee, including unrestricted stock grants.
          The number of shares reserved and available for issuance under the Incentive Plan is 2,737,802 shares. The maximum number of shares that may be issued upon exercise of incentive stock options granted under the Incentive Plan is 2,737,802. In the event that any outstanding award expires for any reason or is settled in cash, any unissued shares subject to the award will again be available for issuance under the Incentive Plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the Incentive Plan’s share limit. If the full number of shares subject to an option is not issued upon exercise for any reason, only the net number of shares actually issued upon exercise will count against the Incentive Plan’s share limit.
          In the event of a corporate transaction involving us (including any stock dividend, stock split, merger, spin-off, or related transaction), the share authorization limits of the Incentive Plan will be adjusted proportionately, and the compensation committee may adjust outstanding awards to preserve their benefits or potential benefits.
          The Incentive Plan will be administered by our compensation committee. The compensation committee has the authority to: designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards; establish, adopt or revise any rules and regulations to administer the Incentive Plan; and make all other decisions and determinations that may be required under the Incentive Plan. Our board of directors may at any time administer this Incentive Plan. If so, it will have all the powers of the compensation committee.
          All awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the compensation committee.
          Under section 162(m) of the U.S. tax code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2008, or until the Incentive Plan is materially amended, if earlier, awards granted under the Incentive Plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the Incentive Plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders.
          Unless otherwise provided in an award certificate or other applicable agreement, if we experience a change in control and an award is not assumed by the surviving company or equitably converted or substituted, then as of the date of the change in control:

•	any options, stock appreciation rights, and other awards in the nature of rights that may be exercised will become fully vested and exercisable;

•	any time-based award will become fully vested and exercisable; and

•	any performance-based award will be deemed earned at the target level if the change in control occurs during the first half of the performance period, or based on actual performance against target if the change in control occurs during the second half of the performance period, and, in either such case, there would be a prorata payout to participants within 30 days of the change in control.
          With respect to awards that are assumed by the surviving company or otherwise equitably converted or substituted in connection with a change in control, if the participant’s employment is terminated without cause or, in some cases, if the participant resigns for good reason, within two years after the change in control, then:

•	any options, stock appreciation rights, and other awards in the nature of rights that may be exercised will become fully vested and exercisable;

•	all of his or her time-vesting awards will become fully vested and exercisable; and

•	all of his or her performance-based awards will be deemed earned at the target level if the change in control occurs during the first half of the performance period, or based on actual performance against the target if the change in control occurs during the second half of the performance period, and, in either such case, there would be a prorata payout to such person within 30 days after his or her termination of employment.
          Regardless of whether an event has occurred as described above, the compensation committee may in its sole discretion at any time determine that, upon the death, disability, retirement or termination of service of a participant, or the occurrence of a change in control, all or a portion of such participant’s options, stock appreciation rights and other awards in the nature of rights that may be exercised will become fully or partially exercisable, that all or a part of the restrictions on all or a portion of the participant’s outstanding awards will lapse, and/or that any performance-based criteria with respect to any awards held by that participant will be deemed to be wholly or partially satisfied, in each case, as of such date as the compensation committee may, in its sole discretion, declare. The compensation committee may discriminate among participants or among awards in exercising its discretion.
          Our board of directors or the compensation committee may at any time terminate or amend the Incentive Plan, but any amendment would be subject to stockholder approval if, in the reasonable judgment of the board of directors or the compensation committee: the amendment would materially increase the number of shares available under the plan; expand the types of awards available under the plan; materially expand the class of participants eligible to participate in the plan; materially extend the term of the plan; or otherwise constitute a material change requiring stockholder approval under applicable laws or the applicable requirements of the Nasdaq National Market.
          No termination or amendment of the Incentive Plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination. The compensation committee may amend or terminate outstanding awards, but those amendments may require the consent of the participant and, unless approved by our stockholders or otherwise permitted by the antidilution provisions of the Incentive Plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.
          We estimate that, as of the completion of the offering, approximately 200 employees, officers, directors and consultants will be eligible to participate in the Incentive Plan. Any awards will be made at the discretion of the compensation committee. Therefore, we cannot presently determine the benefits or amounts that will be received by any individuals or groups pursuant to the Incentive Plan in the future. As of the date of this prospectus, we have not granted any awards under the Incentive Plan.

Adams Laboratories, Inc. Retirement Savings Plan
          Since January 1, 2004, we have maintained the Adams Laboratories, Inc. Retirement Savings Plan, which is a 401(k) tax-qualified, defined contribution plan subject to regulation under the Employee Retirement Income Security Act of 1974, or ERISA. Each plan year, we may make employer matching contributions, contribute a uniform percentage of salary or make an employer profit-sharing contribution, in our discretion.
Limitation of Liability and Indemnification of Officers and Directors
          Upon the closing of this offering, we will reincorporate in the State of Delaware and adopt and file a certificate of incorporation and bylaws. Our certificate of incorporation and bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. In addition, the certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors. We maintain liability insurance that insures our directors and officers against certain losses and that insures us against our obligations to indemnify our directors and officers.
          In addition, we have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines, and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees, or agents in which indemnification would be required or permitted. We believe provisions in our certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

PRINCIPAL AND SELLING STOCKHOLDERS
          The following table sets forth information regarding the beneficial ownership of our common stock, as of June 30, 2005, by the following individuals or groups:

•	Each of our directors;

•	Each of our named executive officers;

•	All of our directors and executive officers as a group;

•	Each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding common stock; and

•	Each of our stockholders selling shares in this offering.
          Except as indicated by footnote, and except for community property laws where applicable, we believe, based on information provided to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC. The percentage of beneficial ownership before the offering is based on 26,271,214 shares of common stock deemed outstanding as of June 30, 2005, after giving effect to the conversion of our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock into our common stock in connection with this offering.

	Before Offering			After Offering

	Number of		Shares	Number of
Name and Address(1)	Shares(2)	Percent	Offered	Shares(2)	Percent

EGI(3)(24)	7,891,533	30.04%	—	7,891,533	24.97%
Perseus-Soros BioPharmaceutical Fund, LP(4)(24)	6,697,376	25.49	1,339,000	5,358,376	16.95
Tullis-Dickerson & Co., Inc.(5)	2,285,947	8.70	—	2,285,947	7.23
Talon Opportunity Fund, L.P.(6)(24)	1,461,143	5.56	—	1,461,143	4.62
Marquette Venture Partners(7)(24)	1,447,573	5.51	—	1,447,573	4.58
John Adams, Jr.(8)(24)	1,248,737	4.73	249,000	999,737	3.15
Merrill Lynch Ventures L.P. 2001(9)(24)	790,584	3.01	158,000	632,584	2.00
Directors and Executive Officers:
Michael J. Valentino(10)	820,148	3.03%	—	820,148	2.53%
David Becker(11)	91,734	*	—	91,734	*
Robert Casale(12)	34,814	*	—	34,814	*
Walter E. Riehemann(13)	24,570	*	—	24,570	*
John Thievon(14)	54,591	*	—	54,591	*
John Q. Adams, Sr.(15)	1,403,927	5.34	—	1,403,927	4.44
Steven A. Elms(16)	—	—	—	—	—
Mark Gainor(17)(24)	443,099	1.69		443,099	1.40
Donald J. Liebentritt(18)	—	—	—	—	—
Joan P. Neuscheler(19)	2,285,947	8.70	—	2,285,947	7.23
Harold F. Oberkfell(20)	3,510	*	—	3,510	*
William C. Pate(21)	—	—	—	—	—
Andrew N. Schiff, M.D.(22)	—	—	—	—	—
All Directors and Executive Officers as a group (15 persons)(23)	5,162,340	18.91		5,162,340	15.82%

*	Less than 1%.

(1)	Unless otherwise specified, the address of each beneficial owner listed in the table below is c/o Adams Respiratory Therapeutics, Inc. 425 Main Street, Chester, New Jersey 07920.

(2)	Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act and generally includes voting and investment power with respect to securities, subject to community property laws, where applicable.

(3)	Includes: (i) 2,099,950 shares of common stock held by EGI-Fund (99) Investors, L.L.C.; 1,470,570 shares of common stock held by EGI-Fund (00) Investors, L.L.C.; 432,895 shares of common stock held by EGI-Fund (01) Investors, L.L.C.; and 3,445,019 shares of common stock held by EGI-Fund (02-04) Investors, L.L.C.; and (ii) 443,099 shares of common stock owned directly by MJG Partners, L.P., or MJG Partners, with respect to which EGI-Fund (99) Investors, L.L.C. may contractually direct the exercise of voting power but as to which such entity disclaims beneficial ownership. The address of EGI is 2 N. Riverside Plaza, 6th Floor, Chicago, Illinois 60606. Chai Trust Company, L.L.C. has voting, dispositive and/ or investment powers over such shares. The members of the board of managers of Chai Trust Company, L.L.C. are Bert Cohen, JoAnn Zell Gillis, Kellie Zell Harper, Robert Levin, Donald J. Liebentritt, Leah Zell Wanger and Matthew Zell.

(4)	Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, LP. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseuspur, LLC is the managing member of Perseus BioTech Fund Partners, LLC. Frank Pearl is the sole member of Perseuspur, LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP and has voting, dispositive and/or investment power over such shares. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC. George Soros is the Chairman of Soros Fund Management LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP and has voting, dispositive and/or investment power over such shares. The address of Perseus-Soros BioPharmaceutical Fund, LP is 888 Seventh Avenue, 29th Floor, New York, New York 10106.

(5)	Includes: (i) 709,852 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 433,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; and (iii) 1,142,972 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P. TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P. are each managed by Tullis-Dickerson & Co., Inc. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono have the voting and/or dispositive power over such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein. The address of Tullis-Dickerson & Co., Inc. is 2 Greenwich Plaza, 4th Floor, Greenwich, Connecticut 06830.

(6)	Includes: (i) 382,634 shares of common stock held by Talon Adams, LLC; and (ii) 1,078,509 shares of common stock held by Talon Opportunity Fund, L.P. Talon Adams, LLC and Talon Opportunity Fund, L.P., are investment partnerships managed by Talon Partnership Management, LLC, an entity affiliated with Talon Asset Management, Inc. Terry Diamond has voting, dispositive and/or investment powers over such shares. Mr. Diamond disclaims beneficial ownership of the shares owned by the above entities except to the extent of his pecuniary interest therein. The address of Talon Opportunity Fund, L.P. is One North Franklin, Suite 900, Chicago, Illinois 60606.

(7)	Includes: (i) 956,008 shares of common stock held by Marquette Venture Partners III, L.P.; and (ii) 491,565 shares of common stock held by MVPIII Support Fund, L.P. Marquette Venture Partners III, L.P. and Marquette Venture Partners Support Fund, L.P. are wholly-owned subsidiaries of Marquette Venture Partners. Lloyd D. Ruth, Jr. has voting, dispositive and/or investment powers over such shares. Mr. Ruth disclaims beneficial ownership of the shares owned by the above entities except to the extent of his pecuniary interest therein. The address of Marquette Venture Partners is 676 N. Michigan Avenue, Chicago, Illinois 60611.

(8)	Includes: (i) 133,709 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 2005; (ii) 12,949 shares of common stock held in trust for John Q. Adams, III of which Mr. Adams, Jr. is a co-trustee; (iii) 12,949 shares of common stock held in trust for Jessica Nicole Adams of which Mr. Adams, Jr. is a co-trustee; (iv) 10,530 shares of common stock held in trust for Amanda J. Milner of which Mr. Adams, Jr. is a co-trustee; and (v) 25,901 shares of common stock held in trust for John Q. Adams, Jr. John Adams, Jr. is the son of John Adams, Sr. and served as our President until June 2003. The address of John Q. Adams, Jr. is 164 Black Thorn Drive, Jonesborough, Tennessee 37659.

(9)	Merrill Lynch Ventures L.P. 2001 is or may be deemed to be an affiliate of a registered broker-dealer. The address of Merrill Lynch Ventures L.P. 2001 is 4 World Financial Center, 23rd Floor, New York, New York 10080.

(10)	Includes 820,148 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 2005.

(11)	Includes: 91,734 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 2005.

(12)	Includes 34,814 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 2005.

(13)	Includes 24,570 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 2005.

(14)	Includes (i) 53,703 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 2005, and (ii) 888 shares held by his wife.

(15)	Includes 127,680 shares of common stock that are held by A&B Investment Partnership, of which Mr. Adams, Sr. is a partner and controls 50% of such entity.

(16)	Steven A. Elms is a managing director of Perseus-Soros Management, LLC, an affiliate of Perseus-Soros BioPharmaceutical Fund, LP, or PSBF. Mr. Elms does not have voting or dispositive power with respect to any of the shares owned by PSBF.

(17)	MJG Partners, a partnership controlled by Mr. Gainor, directly owns the listed shares. Mr. Gainor previously served as our Chief Executive Officer and President and was a member of our board of directors.

(18)	Donald J. Liebentritt is President of Equity Group Investments, L.L.C. or EGI. Mr. Liebentritt does not have voting or dispositive power with respect to any of the shares owned by EGI.

(19)	Includes: (i) 709,852 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 433,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; and (iii) 1,142,972 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P. TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P. are each under the common management of Tullis-Dickerson & Co., Inc. of which Ms. Neuscheler is the President. Ms. Neuscheler disclaims beneficial ownership of the listed shares, except to the extent of her proportionate pecuniary interest therein.

(20)	Includes 3,510 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 2005.

(21)	William C. Pate is a managing director of EGI. Mr. Pate does not have voting or dispositive power with respect to any of the shares owned by EGI.

(22)	Dr. Andrew Schiff is a managing director of Pereus-Soros Management, LLC, an affiliate of PSBF. Dr. Schiff does not have voting or dispositive power with respect to any of the shares owned by PSBF.

(23)	Includes an aggregate of: 1,024,495 shares subject to options that are exercisable within 60 days of June 30, 2005.

(24)	All Selling Stockholders acquired the shares in private placements and were accredited investors in those purchases. The Selling Stockholders purchased the shares in the ordinary course of business and at the time of purchase, had no agreements or understanding to distribute the securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Private Placements of Securities to Related Parties
          On July 9, 2001, we issued an aggregate of 5,661,353 shares of Series B Preferred Stock at a price of $4.56 per share and warrants to purchase an aggregate of 932,163 shares of Series B Preferred Stock at an exercise price of $4.56. All shares of our Series B Preferred Stock will automatically convert into an aggregate of 5,661,353 shares of common stock and the warrants to purchase Series B Preferred Stock will automatically become warrants to purchase 932,163 shares of common stock upon the closing of this offering.
          Between November 2002 and August 2003, we issued an aggregate of $21,134,998 in 8% Convertible Notes and Bridge Notes together with warrants to purchase an aggregate of 4,967,751 shares of common stock at an exercise price of $0.03 per share. These notes converted into shares of Series C Preferred Stock. All shares of our Series C Preferred Stock will automatically convert into an aggregate of 4,849,047 shares of common stock.
          The following table summarizes the participation by our five percent stockholders in these private placements.

					Warrants
	Aggregate				for
	Consideration		Warrants for	Series C	Common
Purchaser(1)	Paid	Series B Stock	Series B Stock	Stock	Stock

EGI(2)	$9,518,253	303,757	75,939	1,697,449	1,747,570
Perseus-Soros Biopharmaceutical Fund, LP	23,472,114	3,290,628	329,062	1,519,771	1,557,913
Tullis-Dickerson(3)	7,949,104	1,096,876	109,687	533,863	545,522
Talon Opportunity(4)	3,011,866	298,852	51,678	308,208	318,266
Marquette Venture Partners(5)	1,488,549	71,474	17,868	235,607	255,958

(1)	See “Principal and Selling Stockholders” for more information on shares held by certain of these purchasers.

(2)	Includes EGI-Fund (01) Investors, L.L.C., and EGI-Fund (02-04) Investors, L.L.C.

(3)	Includes Tullis-Dickerson Capital Focus III, L.P., TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.

(4)	Includes Talon Opportunity Fund, L.P. and Talon Adams, LLC

(5)	Includes Marquette Venture Partners III, L.P. and MVP III Support Fund, L.P.
          In connection with these private placements, we entered into agreements with our investors providing for registration rights with respect to the shares sold in these transactions. See “Description of Capital Stock – Registration Rights of Stockholders.” In addition, in connection with the above transactions, we also entered into stockholders agreements with all of the investors participating therein providing for, among other things, restrictions on transfer, rights of first refusal, co-sale rights, and rights to elect directors. These stockholders agreements and the rights described above shall terminate upon closing of this offering.
Employment Agreements
          We have entered into an employment agreement with Mr. Valentino. See “Management and Board of Directors – Employment Agreement with Mr. Valentino.”

Income Security Agreements
          We have entered into income security agreements with each of David P. Becker, Helmut H. Albrecht, Robert Casale, Walter E. Riehemann, John Thievon, and Susan Witham. See “Management and Board of Directors – Termination and Change of Control Agreements.”
Separation Agreement
          We have entered into a separation and independent advisor agreement with John Q. Adams, Sr., a director and the founder of our company. Mr. Adams resigned his position as Chief Executive Officer as of April 30, 2003. We retained him as a consultant through October 2004 and paid him $20,448 per month. We pay the lease payment, insurance and taxes on his automobile. In addition, all the options he held as of April 30, 2003 to acquire shares of our common stock under our Long Term Incentive Plan vested.
Indemnification Agreements
          We have entered into indemnification agreements with each of our directors and officers. See “Management and Board of Directors – Limitation of Liability and Indemnification of Officers and Directors.”
Stock Option Grants
          We have granted options to purchase shares of our common stock to our executive officers and directors. See “Management and Board of Directors – Director Compensation,” “Management and Board of Directors – Executive Compensation” and “Management and Board of Directors – Option Grants in Last Fiscal Year.”
Director Compensation
          Please see “Management and Board of Directors – Director Compensation” for a discussion of payments made and options granted to our directors.

DESCRIPTION OF CAPITAL STOCK
          Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.01 par value, and 50,000,000 shares of preferred stock, $0.01 par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.
Common Stock
          General. As of June 30, 2005, there were 26,271,214 shares of common stock outstanding and 222 stockholders of record, which assumes conversion of our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock into our common stock. After this offering, there will be 31,604,214 shares of our common stock outstanding, or 32,665,214 shares outstanding if the underwriters exercise their over-allotment option in full.
          Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and they do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.
          Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.
          Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
          Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock.
          Assessment. All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred Stock
          Upon the closing of this offering, a total of 50,000,000 shares of undesignated preferred stock will be authorized, none of which will be outstanding. The board of directors will have the authority, without further action by the stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional, or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights, and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds, and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock and may have the effect of delaying, deferring or preventing a change in control of our company.

Warrants
          Upon completion of this offering, we will have outstanding warrants to purchase 403,459 shares of our common stock at a weighted average exercise price of $4.37 per share. These warrants have a term ranging from five to ten years, with the first warrants expiring in October 2005 and the last warrants expiring in August 2013. The warrants do not provide for an extension of these terms and are not callable. The warrants provide for adjustment in the event of specified mergers, reorganizations, reclassifications, stock dividends, stock splits, or other changes in our corporate structure.
Options
          As of June 30, 2005, options to purchase 3,247,303 shares of common stock at a weighted average exercise price of $1.68 per share were outstanding. The options expire on the first to occur of: (i) ten years from the date of grant; (ii) one year from the date of termination of employment for retirement, death or disability; (iii) immediately upon termination of employment for cause; or (iv) three months from the date of termination of employment for any other reason. The expiration date of the options cannot be extended.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law
          Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.
          Undesignated Preferred Stock. Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
          Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by our President, our Chief Executive Officer or by a resolution adopted by a majority of our board of directors.
          Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.
          Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.
          Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of at least 66.67% of our outstanding common stock. For more information on the classified board, see the section entitled “Management and Board of Directors – Election of Directors.” This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.
          Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
          Special Vote Required for Certain Business Combinations. Our certificate of incorporation provides that business combinations by “interested stockholders” generally require the approval by either the holders of at least 66.67% of our then outstanding common stock or the majority of our “continuing directors.” An “interested stockholder” in this provision is defined as a person who, together with affiliates and associates, owns, or within two years prior to the determination of interested stockholder status did own, 15% or more of our common stock. A “continuing director” is a director who is not affiliated with the interested stockholder seeking to complete the business combination and who was a director before such stockholder became an interested stockholder. Like the Delaware anti-takeover statute, this provision in our certificate of incorporation may have the effect of limiting certain transactions that would otherwise be in the best interests of our stockholders.
          Amendment of Certain Provisions in Our Organizational Documents. The amendment of any of the above provisions, except for the undesignated preferred stock provision, would require approval by holders of at least 66.67% of our then outstanding common stock.
          The provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitations of Liability and Indemnification Matters
          We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: any breach of their duty of loyalty to the corporation or the stockholders; acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
          Our bylaws also provide that we will indemnify our directors and executive officers and we may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines, and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer or at our request.

Registration Rights of Stockholders
          We have entered into two registration rights agreements in connection with our private placements. Our stockholders who purchased Series A and Series B Preferred Stock are entitled to certain registration rights with respect to the shares of common stock issuable upon conversion of shares of Series A and Series B Preferred Stock pursuant to an agreement dated July 9, 2001. We entered into a second registration rights agreement with EGI-Fund (02-04) Investors, L.L.C., Perseus-Soros Biopharmaceutical Fund, LP, Tullis-Dickerson Capital Focus III, L.P., TD Origen Capital Fund, L.P., and TD Lighthouse Capital Fund, L.P. in connection with their purchase of promissory notes convertible into Series C Preferred Stock on May 19, 2003. Following completion of this offering, and subject to limitations specified in the agreements, the registration rights under these agreements include:

•	Our stockholders who purchased shares of Series A and Series B Preferred Stock have the ability to require us to register the common stock issuable upon conversion of such securities and the other shares of common stock held by EGI, PSBF, Marquette, Tullis-Dickerson and Merrill Lynch. After giving effect to this offering, approximately 57% of our outstanding shares will be subject to registration rights pursuant to this agreement upon completion of this offering. EGI and PSBF each are entitled to request up to two long-form registration statements, and Marquette, Tullis-Dickerson, Merrill Lynch, and Talon each are entitled to request one long-form registration statement. In addition, the holders of not less than 379,442 shares of Series A Preferred Stock issued pursuant to a purchase agreement for Series A Preferred Stock on November 30, 2000, other than Talon, are entitled to one long-form registration. Holders of at least 25% of the shares of common stock issued upon conversion of Series A Preferred Stock and Series B Preferred Stock, with certain exceptions, are also entitled to request a short-form registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act. Such stockholders’ right to demand registration is subject to the right of the board of directors to postpone it for up to 60 days in certain circumstances. Upon conversion, holders of approximately 13,125,994 shares of our common stock will have the right to require registration of these shares.

•	In addition, under our second registration rights agreement, Tullis-Dickerson Capital Focus III, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., EGI-Fund (02-04) Investors, LLC, and Perseus-Soros Biopharmaceutical Fund, LP may require that we register all or part of the common stock issuable upon conversion of shares of any of the Series C Preferred Stock and other shares of common stock held by these stockholders for sale under the Securities Act. EGI and PSBF each are entitled to request up to two long-form registration statements and Tullis-Dickerson is entitled to request one long-form registration statement. In addition, as soon as practicable following the 180th day after completion of this offering, we must file a short-form registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of all of the common stock issued upon conversion of shares of any of the Series C Preferred Stock and other shares of common stock held by these stockholders. Such stockholders’ right to demand registration is subject to the right of the board of directors to postpone it for up to 60 days in certain circumstances and to limit the number of number of shares to be registered. Holders of approximately 9,816,799 shares of our common stock will have the right to require registration of these shares.

•	If we propose to register any of our securities, other than pursuant to a demand registration or a registration on Form S-4 or S-8, we must include in such registration certain additional shares. The right of certain stockholders to include shares in a piggyback registration is subject to the right of the underwriters to limit the number of shares included in the offering.
          We will pay all fees, costs and expenses of such registrations, subject to certain exceptions.

          On April 16, 1999, May 26, 1999 and January 18, 2000, we issued a total of six warrants that included registration rights to purchase an aggregate of 225,931 shares of common stock. If we propose to register any of our securities, other than pursuant to this offering or a registration on Form S-4 or S-8, we must give notice to these warrant holders and include in such registration all the securities with respect to which we have received written requests for inclusion. The right of these warrant holders to include shares in such a registration is subject to the right of the underwriters to limit the number of shares included in the offering. We will pay all fees, costs and expenses of such registrations, subject to certain exceptions.
          Following the completion of this offering, Mr. Valentino is also entitled to certain registration rights pursuant to his employment agreement with us dated August 11, 2003. Mr. Valentino has the ability to request that we register the common stock issuable upon the exercise of stock options granted to him pursuant to his employment agreement. As of March 31, 2005, Mr. Valentino had been granted options to purchase 1,366,731 shares of common stock pursuant to this employment agreement.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock is Wachovia Bank, N.A.
Nasdaq National Market
          We have applied to have our common stock quoted on the Nasdaq National Market under the symbol “ARxT”.

SHARES ELIGIBLE FOR FUTURE SALE
          Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.
Sales of Restricted Shares
          Upon the closing of this offering, we will have outstanding an aggregate of approximately 31,604,214 shares of common stock. Of these shares, 7,079,000 shares of common stock to be sold in this offering, or 8,140,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144, including Rule 144(k), or Rule 701, each of which is discussed below. In addition, upon completion of this offering, we will have outstanding stock options held by employees and directors for the purchase of 3,247,303 shares of common stock.
          All of our officers and directors and substantially all of our stockholders are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus.
          As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market as follows:

•	815,697 shares will be eligible for sale on the date of this prospectus;

•	92,353 shares will be eligible for sale under Rule 144 or Rule 701 ninety days after the date of this prospectus; and

•	20,658,262 shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning after expiration of the lock-up period pursuant to Rule 144, Rule 144(k) or Rule 701.

          We expect the remaining 2,958,888 shares to become eligible for future sale in the public market pursuant to Rule 144 at varying times after one year from the date of this prospectus.
Rule 144
          In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 316,042 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
          Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon completion of the 180-day lock-up period, substantially all of our outstanding restricted securities will be eligible for sale under Rule 144.

Rule 144(k)
          Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.
          Upon the expiration of the lock-up period (excluding the shares to be sold in this offering), unless held by our affiliates, approximately 19,961,748 shares of common stock will be eligible for sale under Rule 144(k).
Rule 701
          In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144 but without compliance with various restrictions, including the holding period, contained in Rule 144. Subject to the lock-up period, approximately 417,721 shares of common stock will be eligible for sale in accordance with Rule 701.
Lock-up Agreements
          The holders of substantially all of our currently outstanding stock have agreed that, subject to the exceptions described in the “Underwriters” section, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exchangeable for common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
Registration Rights
          Upon completion of this offering, the holders of an aggregate of approximately 21,422,725 shares of our common stock plus shares issuable upon exercise of our outstanding warrants will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see “Description of Capital Stock – Registration Rights.”

Stock Options
          We intend to file a registration statement under the Securities Act covering up to 3,247,303 shares of common stock reserved for issuance under our 1999 Long-Term Incentive Plan and up to 2,737,802 shares of common stock reserved for issuances under our 2005 Long-Term Incentive Plan. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements described above.
Warrants
          Upon completion of this offering, there will be warrants outstanding to purchase 403,459 shares of common stock with a weighted average exercise price of $4.37 per share.

FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF COMMON STOCK
General
          The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a capital asset within the meaning of Section 1221 of the Code.
          This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, specific rules that may apply to certain non-U.S. holders, including banks, insurance companies, or other financial institutions, partnerships or other pass-through entities, U.S. expatriates, dealers and traders in securities, or special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction. This discussion is based on provisions of the Code, Treasury Regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.
          For purposes of this discussion, a non-U.S. holder is a beneficial owner of common stock if that individual is any of the following for U.S. federal income tax purposes:

•	a nonresident alien individual within the meaning of Section 7701(b) of the Code;

•	a foreign corporation within the meaning of Section 7701(a) of the Code or other foreign entity taxable as a foreign corporation under U.S. federal income tax law; or

•	a foreign estate or trust within the meaning of Section 7701(a) of the Code.
          If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, we suggest you consult your own tax advisor.
Distributions
          If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock (determined on a share by share basis) will be treated as a gain from the sale or exchange of the common stock, the treatment of which is discussed below. Dividends paid to a non-U.S. holder that are not effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder will be subject to U.S. federal withholding tax at a 30% rate or, if an income tax treaty applies and certain information reporting requirements are satisfied, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.
          The U.S. federal withholding tax generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.
          A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may establish entitlement to the benefit of a reduced rate of withholding under such tax treaty by timely filing a properly completed Form W-8BEN with us prior to the payment of a dividend. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the Internal Revenue Service.
          Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if an applicable tax treaty so provides, are also attributable to a non-U.S. holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the non-U.S. holder furnishes to us or our paying agent a properly completed IRS Form W-8ECI (or successor form) containing the non-U.S. holder’s taxpayer identification number. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable tax treaty are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable tax treaty.
Gain on Disposition of Common Stock
          A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax with respect to gain recognized on a sale or other disposition of common stock unless one of the following applies:

•	The gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if an applicable tax treaty so provides, the gain is also attributable to a non-U.S. holder’s U.S. permanent establishment. In such a case, unless an applicable tax treaty provides otherwise, the non-U.S. holder generally will be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to an additional branch profits tax as described above.

•	A non-U.S. holder who is an individual holds our common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses realized in the taxable year of the sale or other disposition.

•	At any time during the shorter of the 5 year period ending on the date of a sale or other disposition of our stock or the period that the non-U.S. holder held our common stock, our company is classified as a United States Real Property Holding Corporation, generally defined as a corporation, the fair market value of whose real property interests equals or exceeds 50% of the fair market value of its U.S. real property interests, its interests in real property located outside the United States and any other of its assets used or held for use in a trade or business. Our company believes it is not and does not anticipate becoming a United States Real Property Holding Corporation for United States federal income tax purposes.
Information Reporting and Backup Withholding Tax
          We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to an applicable tax treaty or other agreement, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides.
          Under certain circumstances, Treasury regulations require information reporting and backup withholding (currently at a rate of 28%), on certain payments on common stock. A non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable Treasury regulations or otherwise establish an exemption may be subject to information reporting and this backup withholding tax on payments of dividends.
          Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker is subject to both information reporting and backup withholding unless the non-U.S. holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. As a general matter, information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a foreign broker effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to payment of the proceeds of a sale of our common stock by or through a foreign office of a broker effected outside the United States if that broker is:

•	a U.S. person,

•	a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States,

•	a “controlled foreign corporation” as defined in the Code, or

•	a foreign partnership that at any time during its tax year either (i) has one or more U.S. persons that, in the aggregate, own more than 50% of the income or capital interests in the partnership or (ii) is engaged in the conduct of a trade or business in the United States.
          Information reporting requirements will not apply to the payment of the proceeds of a sale of our common stock if the broker receives a statement from the owner, signed under penalty of perjury, certifying such owner’s non-U.S. status or an exemption is otherwise established. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
          Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s U.S. federal income tax liability, if any, provided the required information and appropriate claim for refund is filed with the Internal Revenue Service.
Federal Estate Tax
          Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be included in that individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
          The foregoing discussion is a summary of the material federal tax consequences of the ownership, sale or other disposition of our common stock by non-U.S. holders for U.S. federal income and estate tax purposes. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any state, local, non-U.S. or other tax laws.

UNDERWRITING
          Under the terms and subject to the conditions contained in a purchase agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and RBC Capital Markets Corporation are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
RBC Capital Markets Corporation

Total

          The underwriters are offering the shares of common stock subject to their acceptance of the shares and subject to prior sale. The purchase agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.
          A prospectus in electronic format will be made available on the websites maintained by one or more of the joint book-running managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by joint book-running managers to underwriters that may make internet distributions on the same basis as other allocations.
Commissions and Discounts
          The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
          The following table shows the underwriting discount and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Paid by Us		Paid by Selling Stockholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$
          In addition, we estimate that the expenses of this offering payable by us and the selling stockholders will be approximately $                    .
Over-allotment Option
          We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,061,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares proportionate to that of common stock as the underwriter’s initial amount reflected in the above table. If the underwriters’ option is exercised in full, the total price to the public would be $122,100,000 and the total proceeds to us would be $86,989,000 after deducting the underwriting discount and commissions and estimated offering expenses.
No Sales of Similar Securities
          We, each of our directors and officers the selling stockholders and the other holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus that is described in this prospectus;

•	the issuance by us of options to purchase shares of common stock pursuant to our existing stock incentive plans for employees and nonemployee directors described in this prospectus, provided that the options do not become vested and exercisable during the period referred to in this paragraph;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares or reserved shares purchased in the offering, provided that the transfer is not required to be reported in any public report or filing with the SEC or otherwise and the transferor does not voluntarily make such report within one week of the transfer; or

•	transfers not involving dispositions for value by any person other than us by gift, to a trust for the benefit of immediate family members, as a distribution to limited partners or stockholders of the transferor or to any investment fund or other entity controlled or managed by the transferor provided that the transferee agrees to be bound by such restrictions and the transfer is not required to be reported in any public report or filing with the SEC or otherwise and the transferor does not voluntarily make such report.
Price Stabilization and Short Positions
          In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the purchase agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time without notice.
Reserved Shares
          At our request, the underwriters have reserved for sale, at the initial public offering price, up to 353,950 shares offered in this prospectus for directors, officers, employees, business associates and other persons with whom we have a relationship. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
Quotation on the Nasdaq National Market
          We have applied to have our shares quoted on the Nasdaq National Market under the symbol “ARxT”.
Pricing of the Offering
          Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our revenues, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.
          An active trading market for the shares may not develop. It is possible that after the offering, the shares will not trade in the public market at or above the initial public offering price.

Other Relationships
          Certain of the underwriters or their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.
          Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially own 790,584 shares of common stock (assuming conversion of our Series B Preferred Stock and Series C Preferred Stock) or 3.01%, (or 632,584 shares of common stock, or 2.00% if they sell 158,000 shares of common stock in this offering) of our common stock, which they acquired in private transactions in July 2001, May 2003 and June 2003.
LEGAL MATTERS
          Alston & Bird LLP will pass upon the legality of the shares of common stock to be issued in this offering. Ropes & Gray LLP will pass upon certain legal matters in connection with this offering on behalf of the underwriters.
EXPERTS
          Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements and schedule at June 30, 2004 and 2003 and for each of the three years in the period ended June 30, 2004 as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts on accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the Securities and Exchange Commission (SEC), Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.
          As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.adamsrt.com. Our internet site is not a part of this prospectus.

Adams Respiratory Therapeutics, Inc.
Index to Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of March 31, 2005 (unaudited), June 30, 2004 and 2003	F-3
Statements of Operations for the nine months ended March 31, 2005 and 2004 (unaudited) and the years ended June 30, 2004, 2003 and 2002	F-5
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the nine months ended March 31, 2005 (unaudited) and the years ended June 30, 2004, 2003 and 2002	F-6
Statements of Cash Flows for the nine months ended March 31, 2005 and 2004 (unaudited) and the years ended June 30, 2004, 2003 and 2002	F-7
Notes to Financial Statements	F-8
Schedule of Valuation and Qualifying Accounts	F-32

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Adams Respiratory Therapeutics, Inc.
          We have audited the accompanying balance sheets of Adams Respiratory Therapeutics, Inc. (formerly known as Adams Laboratories, Inc.) as of June 30, 2004 and 2003, and the related statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the three years in the period ended June 30, 2004. Our audits also included the financial statement schedule listed in the index on Page F-1 for each of the three years in the period ended June 30, 2004. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Adams Respiratory Therapeutics, Inc.’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adams Respiratory Therapeutics, Inc. at June 30, 2004 and 2003, and the results of its operations and its cash flows for the three years in the period ended June 30, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for each of the three years in the period ended June 30, 2004, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
          As more fully described in Note 1, the Company changed its accounting for its preferred stock fair value adjustment.

Ernst & Young LLP
New York, New York
March 23, 2005, except Note 1 as to which the date is                     , 2005

          The foregoing report is in the form that will be signed upon the completion of the recapitalization described in Note 1 to the financial statements.

/s/ Ernst & Young LLP
New York, New York
July 1, 2005

Adams Respiratory Therapeutics, Inc.
Balance Sheets
($ in thousands, except per share amounts)

	Pro Forma		June 30,
	March 31,	March 31,
	2005	2005	2004	2003

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,257	$46,257	$43,391	$9,405
Accounts receivable, net of allowance for doubtful accounts of $214 at March 31, 2005 (unaudited) and $203 and $35 at June 30, 2004 and 2003, respectively	33,189	33,189	4,675	2,633
Inventories, net	1,359	1,359	2,516	1,860
Prepaid expenses and other assets	9,714	9,714	682	363
Deferred tax assets	7,050	7,050	10,337	—

Total current assets	52,569	97,569	61,601	14,261

Property, plant and equipment, net of accumulated depreciation	1,926	1,926	516	4,112
Deferred tax assets	3,043	3,043	6,456	—
Intangibles and other assets, net of accumulated amortization of $824 at March 31, 2005 (unaudited) and $450 and $419 at June 30, 2004 and 2003, respectively	7,991	7,991	2,462	2,009

Total assets	$65,529	$110,529	$71,035	$20,382

See Notes to Financial Statements which are an integral part of these statements.

Adams Respiratory Therapeutics, Inc.
Balance Sheets — (Continued)
(In thousands, except per share amounts)

	Pro Forma		June 30,
	March 31,	March 31,
	2005	2005	2004	2003

	(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$7,361	$7,361	$2,953	$634
Accrued compensation and related items	2,570	2,570	1,745	651
Accrued returns, chargebacks, rebates and other sales allowances	11,615	11,615	6,954	3,649
Accrued litigation settlement	—	—	—	2,000
Income taxes payable	3,798	3,798	269	—
Other current liabilities	4,006	4,006	2,529	2,097

Total current liabilities	29,350	29,350	14,450	9,031

Long-term liabilities:
Convertible notes payable	—	—	—	13,785
Deferred gain on sale of plant assets	1,521	1,521	1,647	—
Accrued royalties	961	961	1,084	1,088

Total liabilities	31,832	31,832	17,181	23,904

Redeemable convertible preferred stock:
Series A, $0.01 par value:
Authorized shares — 15,000
Issued and outstanding shares — 4,307 at March 31, 2005 (unaudited) and at June 30, 2004 and 2003	81,500	81,500	26,261	32,639
Series B, $0.01 par value:
Authorized shares — 20,000
Issued and outstanding shares — 5,737 at March 31, 2005 (unaudited) and 5,661 at June 30, 2004 and 2003	73,555	73,555	25,807	28,008
Series C, $0.01 par value:
Authorized shares — 15,000
Issued and outstanding shares — 4,849 at March 31, 2005 (unaudited) and at June 30, 2004	106,375	106,375	58,783	—

Total redeemable convertible preferred stock	261,430	261,430	110,851	60,647

Stockholders’ deficit:
Common stock, Class A, $0.01 par value:
Authorized shares — 100,000
Issued and outstanding shares — 6,145 at March 31, 2005 (unaudited) and 5,210 and 3,100 at June 30, 2004 and 2003, respectively	61	61	52	31
Additional paid-in capital	12,387	12,387	11,577	12,152
Accumulated deficit	(240,181)	(195,181)	(68,626)	(76,352)

Total stockholders’ deficit	(227,733)	(182,733)	(56,997)	(64,169)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$65,629	$110,529	$71,035	$20,382

See Notes to Financial Statements which are an integral part of these statements.

Adams Respiratory Therapeutics, Inc.
Statements of Operations
(In thousands, except per share amounts)

	Nine Months Ended
	March 31,		Year Ended June 30,

	2005	2004	2004	2003	2002

	(unaudited)
	Restated

Net sales	$121,059	$48,973	$61,295	$14,038	$13,755
Cost of goods sold	24,676	8,425	11,928	5,252	4,024

Gross margin	96,383	40,548	49,367	8,786	9,731

Selling, marketing & administrative	52,671	16,861	23,286	23,310	17,968
Product development	4,518	2,378	3,181	4,542	7,419
Interest expense	77	2,414	3,403	3,601	—
Interest income	(519)	(101)	(205)	(29)	(180)

	56,747	21,552	29,665	31,424	25,207

Income/(loss) before income taxes	39,636	18,996	19,702	(22,638)	(15,476)
Provision/(benefit) for income taxes	15,614	—	(16,124)	—	—

Net income/(loss)	24,022	18,996	35,826	(22,638)	(15,476)

Accretion of preferred stock	(150,577)	(18,706)	(28,100)	8,204	(7,619)

Net (loss)/income applicable to common stockholders	$(126,555)	$290	$7,726	$(14,434)	$(23,095)

(Loss)/income per common share
Basic	$(21.23)	$0.06	$1.64	$(4.66)	$(7.47)
Diluted	$(21.23)	$0.03	$0.90	$(4.66)	$(7.47)
Weighted-average of common shares used in (loss)/income per share calculation
Basic	5,962	4,534	4,699	3,098	3,090
Diluted	5,962	8,292	8,629	3,098	3,090
Pro forma income per common share
Basic	$1.05		$1.66
Diluted	$0.86		$1.41
Shares used in pro forma income per common share calculation
Basic	22,838		21,544
Diluted	28,032		25,474
See Notes to Financials Statements which are an integral part of these statements.

Adams Respiratory Therapeutics, Inc.
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
(Amounts in thousands)

	Preferred Stock
							Total
							Redeemable					Total
	Series A		Series B		Series C		Convertible	Common Stock		Additional		Stockholders’
							Preferred			Paid-In	Accumulated	Equity/
	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Shares	Amount	Capital	Deficit	(Deficit)

Balance as of July 1, 2001	4,307	$36,620	—	$—	—	$—	$36,620	3,088	$31	$4,071	$(38,823)	$(34,721)
Issuance of preferred stock, net	—	—	4,991	21,393	—	—	21,393	—	—	—	—	—
Conversion of notes payable	—	—	670	3,219	—	—	3,219	—	—	—	—	—
Stock option compensation expense	—	—	—	—	—	—	—	—	—	1,292	—	1,292
Exercise of stock options	—	—	—	—	—	—	—	2	—	7	—	7
Accretion of preferred stock	—	216	—	7,403	—	—	7,619	—	—	—	(7,619)	(7,619)
Net loss	—	—	—	—	—	—	—	—	—	—	(15,476)	(15,476)

Balance as of June 30, 2002	4,307	$36,836	5,661	$32,015	—	$—	$68,851	3,090	$31	$5,370	$(61,918)	$(56,517)
Issuance of common stock warrants and recognition of beneficial conversion feature related to bridge financing	—	—	—	—	—	—	—	—	—	2,981	—	2,981
Issuance of common stock warrants related to Series C Notes	—	—	—	—	—	—	—	—	—	2,888	—	2,888
Stock option compensation expense	—	—	—	—	—	—	—	—	—	880	—	880
Exercise of stock options	—	—	—	—	—	—	—	8	—	33	—	33
Exercise of warrants	—	—	—	—	—	—	—	2	—	—	—	—
Accretion of preferred stock	—	(4,197)	—	(4,007)	—	—	(8,204)	—	—	—	8,204	8,204
Net loss	—	—	—	—	—	—	—	—	—	—	(22,638)	(22,638)

Balance as of June 30, 2003	4,307	$32,639	5,661	$28,008	—	$—	$60,647	3,100	$31	$12,152	$(76,352)	$(64,169)
Issuance of common stock warrants related to Series C Notes	—	—	—	—	—	—	—	—	—	811	—	811
Issuance of preferred stock, net	—	—	—	—	4,849	22,104	22,104	—	—	—	—	—
Reverse unamortized debt discount upon conversion of Series C preferred stock	—	—	—	—	—	—	—	—	—	(2,119)	—	(2,119)
Stock option compensation expense	—	—	—	—	—	—	—	—	—	686	—	686
Exercise of stock options	—	—	—	—	—	—	—	22	—	9	—	9
Exercise of warrants	—	—	—	—	—	—	—	2,088	21	38	—	59
Accretion of preferred stock	—	(6,378)	—	(2,201)	—	36,679	28,100	—	—	—	(28,100)	(28,100)
Net income	—	—	—	—	—	—	—	—	—	—	35,826	35,826

Balance as of June 30, 2004	4,307	$26,261	5,661	$25,807	4,849	$58,783	$110,851	5,210	$52	$11,577	$(68,626)	$(56,997)
Stock option compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	283	—	283
Exercise of stock options (unaudited)	—	—	—	—	—	—	—	69	1	34	—	35
Exercise of warrants (unaudited)	—	—	76	2	—	—	2	866	8	493	—	501
Accretion of preferred stock (unaudited)	—	55,239	—	47,746	—	47,592	150,577	—	—	—	(150,577)	(150,577)
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	24,022	24,022

Balance as of March 31, 2005 (unaudited)	4,307	$81,500	5,737	$73,555	4,849	$106,375	$261,430	6,145	$61	$12,387	$(195,181)	$(182,733)

See Notes to Financials Statements which are an integral part of these statements.

Adams Respiratory Therapeutics, Inc.
Statements of Cash Flows
($ in thousands)

	Nine Months Ended
	March 31,		Year Ended June 30,

	2005	2004	2004	2003	2002

	(unaudited)
Operating Activities
Net income/(loss)	$24,022	$18,996	$35,826	$(22,638)	$(15,476)
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Depreciation and amortization	560	862	1,043	1,235	981
Stock option compensation expense	283	514	686	880	1,292
Non-cash interest capitalized in note principal	—	—	969	—	162
Non-cash interest on convertible notes payable	—	1,099	1,406	174	—
Write off of trade name	—	—	205	—	—
Non-cash interest on bridge loans	—	—	—	2,981	—
Litigation settlement	—	—	(2,000)	2,000	—
Gain on sale of property, plant and equipment	—	—	(78)	—	—
Loss on equipment write-off	—	—	—	43	417
Changes in operating assets and liabilities:
Accounts receivable	(28,514)	(6,730)	(2,042)	(2,090)	875
Inventories	1,157	(586)	(656)	1,441	(1,618)
Prepaid expenses and other current assets	(4,254)	(1,007)	(838)	310	(544)
Prepayment of advertising expense	(4,778)	—	—	—	—
Deferred tax assets	6,700	—	(16,793)	—	—
Other assets	(903)	(1,114)	265	(160)	—
Accounts payable	4,408	314	2,319	11	(157)
Income taxes payable	3,529	—	269	—	—
Accrued expenses	3,714	6,266	5,172	2,199	1,903

Net cash provided by/(used in) operating activities	5,924	18,614	25,753	(13,614)	(12,165)
Investing Activities
Purchases of property, plant and equipment	(1,596)	(227)	(530)	(402)	(1,411)
Proceeds from sale of property, plant and equipment	—	—	5,580	—	—
Purchases of intangibles	(2,000)	—	(1,250)	—	(500)

Net cash (used in)/provided by investing activities	(3,596)	(227)	3,800	(402)	(1,911)
Financing Activities
Proceeds from borrowings on equipment loan and line of credit	—	—	—	—	446
Payments on equipment loan and line of credit	—	(271)	(271)	(170)	(2,005)
Proceeds from issuance of convertible notes payable and bridge loan	—	4,636	4,636	16,286	—
Proceeds from issuance of redeemable preferred stock, net	—	—	—	—	21,393
Proceeds from exercise of warrants	503	59	59	—	—
Proceeds from exercise of stock options	35	2	9	33	7

Net cash provided by financing activities	538	4,426	4,433	16,149	19,841
Net increase in cash and cash equivalents	2,866	22,813	33,986	2,133	5,765
Cash and cash equivalents at beginning of period	43,391	9,405	9,405	7,272	1,507

Cash and cash equivalents at end of period	$46,257	$32,218	$43,391	$9,405	$7,272

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest	$—	$2	$917	$93	$14
Cash paid during the period for income taxes	$5,385	$—	$400	$—	$—
See Notes to Financials Statements which are an integral part of these statements.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)

1.	Nature of Operations and Summary of Significant Accounting Policies
     Nature of Operations
          Adams Respiratory Therapeutics, Inc., f/k/a Adams Laboratories, Inc., a Texas corporation (“the Company”), is a specialty pharmaceutical company focused on the late-stage development, commercialization and marketing of over-the-counter (“OTC”) and prescription pharmaceuticals for the treatment of respiratory disorders. The Company currently markets two OTC products under its Mucinex brand. The Company’s corporate offices are in Chester, New Jersey.
     Basis of Presentation
          The Company operates in one business segment, specialty pharmaceuticals. The Company’s “fiscal year” is from July 1 through June 30.
          The Company had initially accounted for the fair value amount of the accretion of preferred stock in excess of liquidation value by adjusting the preferred stock to reflect its fair market value with an offsetting amount charged to retained earnings. Previously, the Company did not reflect the fair value adjustment as an adjustment to determine net income/(loss) applicable to common stockholders. The Company should have included the fair value adjustment amount to determine net income/(loss) applicable to common shareholders.
          Presented below is the impact of the restatement.

	Nine Months Ended		Year Ended
	March 31,		June 30,

	2005	2004	2004	2003	2002

Net income/(loss) applicable to common stockholders (as previously reported)	$6,567	$18,515	$35,236	$(23,265)	$(16,095)
Accretion of preferred stock for fair value adjustment	(133,122)	(18,225)	(27,510)	8,831	(7,000)

Net (loss)/income applicable to common stockholders (as restated)	$(126,555)	$290	$7,726	$(14,434)	$(23,095)

Income/(loss) per common share (as reported)
Basic	$1.10	$4.08	$7.50	$(7.51)	$(5.21)
Diluted	$0.59	$2.23	$4.08	$(7.51)	$(5.21)
(Loss)/income per common share (as restated)
Basic	$(21.23)	$0.06	$1.64	$(4.66)	$(7.47)
Diluted	$(21.23)	$0.03	$0.90	$(4.66)	$(7.47)
     Use of Estimates
          The financial statements have been prepared in accordance with accounting principles generally accepted in the United States which require the use of judgments and estimates by management that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
     Unaudited Interim Financial Information
          The accompanying balance sheet as of March 31, 2005, the statements of operations and cash flows for the nine months ended March 31, 2005 and 2004 and the statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the nine months ended March 31, 2005, and the related information contained in the notes to financial statements are unaudited. These unaudited interim financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring accruals, necessary for the fair presentation of the Company’s financial position as of March 31, 2005, and results of operations and cash flows for the nine months ended March 31, 2005 and 2004. The results for the nine months ended March 31, 2005 are not necessarily indicative of the results to be expected for the year ended June 30, 2005 or for any future interim period or for any future year.
     Derivative Financial Instruments
          The Company holds no derivative financial instruments and does not currently engage in hedging activities.
     Cash Equivalents
          The Company considers all highly liquid investments with a maturity date of three months or less at the date of acquisition to be cash equivalents.
     Accounts Receivable
          Accounts receivable are generally billed on a net 30-day basis with a 2% discount if paid within 30 days. Occasionally, the Company provides extended payment terms and greater discounts to its customers to ensure adequate distribution quantities of its products. The Company maintains a reserve for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the reserve, the Company considers historical experience with write-offs, specific customer risks and the level of past-due accounts. The provision for doubtful accounts is included in selling, marketing and administrative expenses. A reserve for cash discounts and trade promotional programs, that are expected to be deducted from the payments from our customers, is also recorded as a reduction to sales when the revenue is recorded.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
     Inventories
          Inventories are stated at the lower of first-in, first-out, cost or market. The composition of inventories is as follows:

		June 30,
	March 31,
	2005	2004	2003

Finished goods	$1,388	$2,588	$665
Raw materials	—	—	989
Work-in-process	—	—	1,436

	1,388	2,588	3,090
Less: reserve for obsolescence	(29)	(72)	(1,230)

	$1,359	$2,516	$1,860

          During April 2004, the Company sold substantially all of its manufacturing assets located in Fort Worth, Texas to Cardinal Health PTS, LLC (“Cardinal Health”) and simultaneously entered into a ten-year supply agreement (“Supply Agreement”) (see Note 9). As a result of such sale and related Supply Agreement, the Company no longer manufactures products and only carries finished goods in inventory.
     Property, Plant and Equipment

		June 30,
	March 31,
	2005	2004	2003

Property, plant and equipment:
Machinery and equipment	$316	$22	$6,799
Leasehold improvements	788	235	437
Furniture and fixtures	1,292	538	796

	2,396	795	8,032
Less: accumulated depreciation	(470)	(279)	(3,920)

	$1,926	$516	$4,112

          Property, plant and equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives ranging from one to ten years. Leasehold improvements are amortized over the estimated useful lives of the assets or related lease terms, whichever is shorter. Expenditures for repairs and maintenance are charged to expense as incurred; betterments which materially prolong the lives of assets are capitalized. Depreciation expense was $172 and $696 for the unaudited nine months ended March 31, 2005 and 2004, respectively. Depreciation expense was $716, $928 and $856 for the fiscal years ended June 30, 2004, 2003, and 2002, respectively.
          In April 2004, the Company sold substantially all of its manufacturing assets located in Fort Worth, Texas to Cardinal Health. In connection with the asset sale, the Company entered into the Supply Agreement with Cardinal Health, whereby Cardinal Health manufactures substantially all of the Company’s products. (See Note 9.)

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
          During the fiscal year ended June 30, 2002, the Company recognized a loss of $417 relating to the write off of certain capsule manufacturing equipment that was used by the Company in its contract manufacturing business. The Company exited the contract manufacturing business during fiscal 2002 and, therefore, had no future use for the equipment.
     Intangibles and Other Assets
          Intangibles and other assets are carried at cost less accumulated amortization, which is calculated on a straight-line basis over the estimated useful life of the asset, which is generally between five and 15 years.
          Impairment of intangibles and other assets is reviewed annually or when events and circumstances warrant an earlier review in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment is determined when estimated future undiscounted cash flows associated with an intangible asset are less than the asset’s carrying value. The Company has determined its intangible assets to have finite lives and, therefore, is amortizing these assets over their useful lives. If, in the future, such assets are considered to be impaired, the impairment recognized will be measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets on a discounted cash flow basis.
          During fiscal year 2004, the Company paid $1,250 to enter into a development and license agreement with Pharmaceuticals Design L.L.C. (“PD”) for the rights to market respiratory products in patent-protected packaging configurations. This asset is being amortized over five years.
          In December 2004, the Company entered into an agreement with JMED Pharmaceuticals, Inc. (“JMED”), an affiliate of PD, for the ability to transfer the AlleRxtm license to Cornerstone Biopharma Inc. (“Cornerstone”). The Company paid $2,000 in January 2005 towards the acquisition of this license, which is recorded as a deposit. Upon completion of a valuation of the future royalties under the license agreement, JMED will have the right to either (i) convert the valuation amount in excess of the $2,000, if any, into the Company’s common stock at the initial public offering price in which case, the Company will become entitled to future AlleRxtm royalties or (ii) JMED will continue to receive the future AlleRxtm royalties and JMED will pay the Company 40% of future royalties up to a maximum of $1,000.
          In connection therewith, in February 2005, we entered into an agreement with Cornerstone in which we received the Humibid trademarks from Cornerstone and Cornerstone received the AlleRxtm trademarks from us. Additionally, the parties released each other from all claims and damages in a lawsuit that we filed in 2004. As part of this arrangement, we are contractually obligated to assume the financial responsibility for the first $1,000 of returned AlleRxtm product, which was sold by us prior to February 15, 2005 and returned to Cornerstone during the 18-month period beginning February 15, 2005. Conversely, Cornerstone is financially responsible for the first $1,000 of Humibid product returns for the same 18-month period. After the $1,000 threshold is met, we will have the responsibility for all Humibid product returns whether sold by us or Cornerstone and Cornerstone will bear the same liability for AlleRxtm products. In connection with this agreement, we are obligated to pay to Cornerstone a royalty ranging from 1% to 2% of net Humibid sales for a period of three years after February 15, 2005 with an annual minimum royalty payment of $50.
          The Company recorded a $3,000 intangible asset which represents the fair value of the Humibid trademark and a corresponding $3,000 liability, which the Company assumed in the transaction. The liability assumed represents the assumed returns liability in excess of the $1,000 threshold in this

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
transaction. This asset is being amortized over its remaining estimated useful life of 15 years. The $3,000 liability is recorded in accrued returns, chargebacks, rebates and other sales allowance.
          In April 2004, the Company entered into a royalty-bearing license agreement with Celltech Pharmaceuticals, Inc. As part of this agreement, the Company recorded a liability, and a related other asset of approximately $1,270, which represented the present value of the minimum amount due under the license agreement. The other asset will be amortized as additional royalty expense over the ten-year term of the license agreement. See Note 7 for further discussion of the agreement.
          As of March 31, 2005, there are $803 of deferred offering costs included in intangibles and other assets. These costs are specific incremental costs directly attributable to the proposed initial public offering and will be applied against the proceeds of the offering when the shares are issued. In the event the offering is not successful, such costs will be expensed.
          The Company wrote off its trade name asset in the amount of $205 in fiscal 2004 in conjunction with its decision to do business under the name of Adams Respiratory Therapeutics. This expense is reflected in selling, marketing and administrative expenses on the statement of operations. The Company recognized no such write-offs during fiscal 2003, 2002 or the first nine months of fiscal 2005. Amortization expense was $677 and $167 for the unaudited nine months ended March 31, 2005 and 2004, respectively. Amortization expense was $531, $168 and $122 for fiscal 2004, 2003 and 2002, respectively. The estimated aggregate amortization expense for the next five years and thereafter with regard to these trade names and license agreements is:

Remainder of fiscal year 2005	$167
Fiscal 2006	666
Fiscal 2007	575
Fiscal 2008	566
Fiscal 2009	466
Fiscal 2010	316
Thereafter	2,332

$5,088

     Income Taxes
          Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. In assessing the reliability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment requires significant judgment and estimates. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. The Company considers its history of losses, scheduled reversal of deferred tax assets and liabilities and projected future taxable income over the periods in which the deferred tax items are deductible. Internal Revenue Code Sections 382 and 383 contain provisions that may limit the net

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
operating loss carryforward (“NOL”) available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest.
     Revenue Recognition
          The Company recognizes product sales when title and risk of loss have transferred to the customer, when estimated provisions for product returns, rebates, chargebacks and other sales allowances are reasonably determinable and when collectibility is reasonably assured. Accruals for these provisions are presented in the financial statements as reductions to sales.
     Sales Returns and Allowances
          When the Company’s products are sold, the Company reduces the amount of revenue recognized from such sale by an estimate of future product returns and other sales allowances. Other sales allowances include cash discounts, rebates, including Medicaid rebates, chargebacks, trade promotions and sales incentives relating to product sold in the current period.
          Factors that are considered in the estimates of future product returns include an estimate of the amount of product in the trade channel, competitive products, the remaining time to expiration of the product, and the historical rate of returns. Consistent with industry practice, the Company maintains a return policy that allows its customers to return product within a specified period prior to and subsequent to the expiration date.
          Factors that are considered in the estimates regarding other sales allowances include historical payment experience in relationship to revenues, estimated customer inventory levels and current contract prices and terms with both direct and indirect customers.
          The provision for chargebacks represents the amount payable in the future to a wholesaler for the difference between the invoice price paid to the Company by its wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. The chargeback estimates take into consideration the current average chargeback rates by product and estimates wholesaler inventory levels. The Company continually monitors its assumptions giving consideration to current pricing trends and estimated wholesaler inventory levels and makes adjustments to these estimates when it believes that the actual chargeback amounts payable in the future will differ from its original estimate.
          Rebates and sales incentives are recognized as a reduction of sales at the later of (i) the date at which the related revenue is recorded or (ii) the date at which the incentives are offered. Trade promotions include co-operative advertising arrangements and are recorded as a reduction of sales when the related revenue is recorded. In January 2005, the Company issued coupons for the Mucinex products that expire May 1, 2005. The Company estimates the cost of rebates, sales incentives and trade promotions based on its historical experience with similar programs.
          If actual future payments for product returns and other sales allowances exceed the estimates the Company made at the time of sale, its financial position, results of operations and cash flow would be negatively impacted.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
     Cardinal Health Profit Share Arrangement
          On April 1, 2004, the Company sold substantially all of its manufacturing assets located in Fort Worth, Texas to Cardinal Health. In connection therewith, the Company entered into the Supply Agreement with Cardinal Health, whereby Cardinal Health manufactures substantially all of the Company’s products. Under the Supply Agreement, Cardinal Health is required to segregate direct manufacturing costs from indirect manufacturing costs, as defined therein. As finished goods are completed and shipped to a Company-designated warehouse, Cardinal Health bills the Company for the actual direct manufacturing costs incurred plus a mark-up percentage. The mark-up percentage is strictly provided for interim billing and cash flow purposes and the final amount payable to Cardinal Health is calculated at the end of each contract year (March 31st) under a profit sharing formula. The amount that is subject to the profit sharing is calculated as net sales, as defined therein, less the actual manufacturing cost of the goods sold during the contract year. The resulting gross profit is subject to profit sharing rates that decline as the total value of gross profit increases. At the end of the contract year, a reconciliation is completed and a billing adjustment is made to the extent that the actual calculated profit share is greater or lower than the total mark-up paid to Cardinal Health during the contract year. A true-up of the actual profit share amounts earned is compared to payments made to Cardinal Health at each March 31. The Company also makes estimates of the profit share amount earned by Cardinal Health at each balance sheet date and compares that to the payments made to Cardinal Health. The Company records a receivable or payable for the difference. At March 31, 2005, under the profit share arrangement, Cardinal Health owes the Company $3,921, which is included in prepaid expenses and other assets.
          The accounting policy with regard to this arrangement is to record the actual direct manufacturing cost and estimated profit share as inventory. Each month as such product is sold, the actual direct manufacturing cost plus the estimate of the profit share amount earned by Cardinal Health is charged to cost of sales. The estimated profit share amount considers for each contract year (i) our projected net product sales and gross profit, (ii) the projected profit share and (iii) the contractual minimum profit share amount.
          The Company is considering exercising its option to repurchase the Fort Worth, Texas manufacturing assets and operations back from Cardinal Health and may use a portion of the proceeds from this offering for such repurchase.
     Advertising
          Costs associated with television and radio advertising are expensed in the period the advertising airs and are included in selling, marketing and administrative expenses. The Company launched a consumer advertising campaign in November 2004. Advertising expense was $23,274 and $730 for the nine months ended March 31, 2005 and 2004, respectively. Advertising expense was $1,087 and $119 in fiscal years 2004 and 2003, respectively. Advertising expense was less than $100 in fiscal year 2002. At March 31, 2005, the Company had $4,778 of prepaid advertising expense relating to advance payments for commercials that air during the fourth quarter of fiscal 2005.
     Shipping and Handling Costs
          The Company classifies shipping and handling costs within its selling, marketing and administrative expenses. Shipping and handling costs were $2,686 and $675 for the nine months ended March 31, 2005 and 2004, respectively. Shipping and handling costs were $1,038, $389, and $332 for fiscal 2004, 2003

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
and 2002, respectively. For periods after April 1, 2004, shipping and handling costs include distribution fees related to the Cardinal Health distribution services agreement as discussed in Note 9.
     Product Development
          Our product development expenses have historically consisted of formulation and analytical development work with existing and well established drugs and pharmaceutical ingredients, the development of scale-up and manufacturing data and stability programs, human pharmacokinetic studies to establish bioavailability and bioequivalence data for our products versus reference drugs, as well as the preparation and filing of new drug applications with the U.S. Food and Drug Administration. Further, we invest in clinical research studies in support of our products. Generally, our formulation, chemistry and analytical manufacturing controls and stability work has been performed utilizing our own employees and since April 2004, in cooperation with Cardinal Health. Product development expenses include salary and benefits, raw materials and supplies, facilities, depreciation, and other allocated expenses associated with the performance of the above work and functions. Pharmacokinetic studies, clinical trials and certain support functions in preparing protocols, reports and other regulatory documents are performed by scientific consultants and third party contract research organizations. Product development costs are expensed as incurred.
     Accretion of Preferred Stock
          The Company adjusts the carrying value of its Series A redeemable convertible preferred stock (“Series A”), its Series B redeemable convertible preferred stock (“Series B”) and its Series C redeemable convertible preferred stock (“Series C”) to redemption value. For Series A and Series B, redemption value equals fair value. For Series C, redemption value equals the greater of 200% of the amounts invested or fair value. All classes of preferred stock are redeemable at the option of the holder on specified dates. Accretion of preferred stock is recorded as a reduction of net income applicable to common stockholders. Upon the closing of a qualified initial public offering, the redeemable convertible preferred stock will automatically convert into shares of common stock and, as a result, there will be no further accretion.
     Concentration of Credit Risk
          The Company sells its products principally to wholesalers and retailers including mass merchandisers, grocery stores, membership clubs, and drug stores throughout the United States. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. Prior to the increased sales of Mucinex products, the Company’s major customers were primarily major pharmaceutical and healthcare products wholesalers. Subsequently, the Company reduced its concentration levels with certain customers and now sells to a combination of

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
wholesalers, major retailers and mass merchandisers. The table below outlines the percentage of gross sales made to the following customers:

	Nine Months
	Ended
	March 31,		Year Ended June 30,

	2005	2004	2004	2003	2002

Wholesaler — A	14%	24%	24%	24%	27%
Wholesaler — B	8%	22%	20%	32%	32%
Wholesaler — C	7%	22%	20%	26%	13%
Major retailer — A	14%	5%	6%	2%	1%
Major retailer — B	11%	6%	6%	0%	0%
Major retailer/mass merchandiser	14%	6%	7%	2%	2%
Accounting for Stock-Based Compensation
          The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 123”), for stock-based employee compensation.
     Income/ (Loss) per Common Share
          Basic net income/ (loss) per common share (“Basic EPS”) is computed by dividing net income/ (loss) applicable to common stockholders by the weighted-average number of common shares outstanding. Diluted net income/ (loss) per common share (“Diluted EPS”) is computed by dividing net income/ (loss) applicable to common stockholders by the weighted-average number of common shares outstanding, plus potential dilutive common shares. The following table sets forth the computation of basic and diluted income per common share:

	March 31,		June 30,

	2005	2004	2004	2003	2002

Net income/(loss)	$24,022	$18,996	$35,826	$(22,638)	$(15,476)
Accretion of preferred stock	(150,577)	(18,706)	(28,100)	8,204	(7,619)

Net (loss)/income applicable to common stockholders	$(126,555)	$290	$7,726	$(14,434)	$(23,095)

Average shares outstanding — basic	5,962,187	4,533,755	4,698,787	3,098,424	3,089,694
Warrants	—	2,784,744	2,790,164	—	—
Stock options	—	973,670	1,140,128	—	—

Average shares outstanding — diluted	5,962,187	8,292,169	8,629,079	3,098,424	3,089,694

(Loss)/income per common share:
Basic	$(21.23)	$0.06	$1.64	$(4.66)	$(7.47)
Diluted	$(21.23)	$0.03	$0.90	$(4.66)	$(7.47)

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
          The following table shows common share equivalents outstanding for the period, which are not included in the above historical calculations, as the effect of their inclusion is anti-dilutive during each period:

	March 31,		June 30,

	2005	2004	2004	2003	2002

Series C convertible secured notes	—	—	—	3,619,578	—
Warrants	2,706,284	1,333,594	1,333,594	5,280,572	1,333,594
Stock options	2,621,232	971,142	955,347	1,298,075	1,250,590

	5,327,516	2,304,736	2,288,941	10,198,225	2,584,184

          Pro forma income per common share assumes the conversion of all redeemable convertible preferred stock into common stock:

	March 31,	June 30,
	2005	2004

Net income, as reported	$24,022	$35,826
Weighted-average common shares outstanding	5,962,187	4,698,787
Weighted-average common shares outstanding assuming conversion of all redeemable convertible preferred stock	16,875,816	16,845,412

Weighted-average common shares outstanding — basic, pro forma	22,838,003	21,544,199

Warrants	2,706,284	2,790,164
Stock options	2,487,852	1,140,128

Weighted-average common shares outstanding — diluted, pro forma	28,032,139	25,474,491

Pro forma income per common share
Basic	$1.05	$1.66
Diluted	$0.86	$1.41
          All income/(loss) per share amounts and numbers of shares outstanding have been retroactively adjusted to give effect to a 1-for-2.849 reverse stock split of the Company’s common stock that was effective xxxx, xx 2005.
Recently Issued Accounting Pronouncements
          In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 essentially requires issuers to classify as liabilities certain types of financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The Company’s preferred stock is contingently redeemable at the option of the holder and therefore is classified outside of stockholders’ equity.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
          In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include the assets, liabilities and the results of operations of the variable interest entity in its financial statements. In December 2003, the FASB issued a revision to FIN 46 to address certain implementation issues. The Company does not have any variable interest entities, thus the adoption of FIN 46 and FIN 46 (revised) had no impact on the Company’s results of operations, financial position or cash flows.

2.	Benefit Plan
          The Company provides a 401(k) benefit plan (“the Plan”) covering substantially all employees. Under the Plan, employees are eligible to participate in the Plan upon attaining the age of 21 and completing six months of service, and can contribute up to 80% of their compensation each year subject to certain Internal Revenue Code limitations. The Company did not make any contributions in fiscal 2004, 2003, or 2002. However, the Board of Directors approved a match on employee contributions made during calendar year 2005 contingent upon an established sales threshold for fiscal year 2005. The match is on employee contributions starting on January 1, 2005. The match was recorded on the deferrals from January 1, 2005 to March 31, 2005 in selling, marketing and administrative expenses. The amount was not material.

3.	Convertible Notes Payable
          In July and August 2003, the Company issued, for cash, $4,636 of Series C Convertible Secured Notes (“Series C Notes”). In May and June 2003, the Company issued, for cash, $11,286 of Series C Notes. The Series C Notes were offered to all stockholders of the Company through a rights offering that concluded in August 2003. Between November 2002 and January 2003, the Company issued, for cash, $5,000 of Convertible Bridge Notes (“Bridge Notes”). In connection with the Series C Notes, the Bridge Notes, along with $213 of accrued interest, were converted into $5,213 of Series C Notes. In June 2004, all outstanding Series C Notes and accrued interest were converted into 4,849,047 shares of the Series C at a conversion price of $4.56 per share. (See Note 4.)
          In connection with the Bridge Notes issued during fiscal year 2003, the Company issued 331,256 warrants to purchase the Company’s common stock at $0.03 per share. In connection with the Series C Notes, the Company issued 1,016,916 and 3,619,579 warrants in fiscal 2004 and 2003, respectively, to purchase the Company’s common stock at an exercise price of $0.03 per share.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
          Under the Emerging Issues Task Force (“EITF”) No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF No. 00-27, Application of Issue 98-5 to Certain Convertible Instruments, the Company is required to value the warrants and beneficial conversion feature (“BCF”) separately from the notes. The value assigned to the warrants and BCF is initially recorded as a discount (debt discount) to the face value of the notes and an offsetting increase to additional paid-in capital. The debt discount is amortized to interest expense (a noncash expense) over the life of the notes under the effective interest method. The following table provides a reconciliation of the Series C Notes, Bridge Notes, warrants and BCF, and accrued interest from their issuance during the fiscal year ended June 30, 2003 until the Series C Notes, in their entirety, were converted to Series C on June 30, 2004:

	Series C Notes	Bridge Notes	Total Notes

Proceeds from Notes Issuance in fiscal 2003	$11,286	$5,000	$16,286
Accrued interest on Bridge Notes	—	213	213

Subtotal	11,286	5,213	16,499
Reclass Bridge Notes	5,213	(5,213)	—

Gross Note balance	16,499	—	16,499
Less value assigned to warrants and BCF	(2,888)	(2,981)	(5,869)
Amortization of debt discount (interest expense)	174	2,981	3,155

Balance of Notes as of June 30, 2003	13,785	—	13,785
Proceeds from Note Issuance in fiscal 2004	4,636	—	4,636
Less value assigned to warrants and BCF	(811)	—	(811)
Amortization of debt discount (interest expense)	1,406	—	1,406

Subtotal	19,016	—	19,016
Accrued interest	969	—	969
Unamortized discount	2,119	—	2,119
Conversion of Notes to Series C	(22,104)	—	(22,104)

Ending balance of Notes as of June 30, 2004	$—	$—	$—

          Upon conversion of Series C Notes to Series C in June 2004, the remaining unamortized debt discount of $2,119 resulting from the value of the warrants and BCF, was recorded as a reduction to additional paid-in capital. At June 30, 2003, the unamortized debt discount associated with the Series C Notes was $2,714.

4.	Redeemable Convertible Preferred Stock
          In June 2004, the Series C Notes were converted into 4,849,047 shares of Series C at a share price of $4.56. Each share of Series C is entitled to that number of votes equal to the number of shares of common stock issuable upon conversion of the Series C.
          Holders of Series C are entitled to a liquidation preference (“Liquidation Value”) that is senior to the Series A and B Liquidation Values. The Series C Liquidation Value is equal to 200% of the amount invested in Series C.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
          The conversion of the outstanding Series C at June 30, 2004 would result in the issuance of an additional 4,849,047 shares of common stock. The Series C are convertible by the holders into common stock, at any time, at a price of $4.56 per share subject to adjustment for certain dilutive events.
          Holders of Series C may redeem all, but not less than all, of their preferred stock at any time during the 90-day period following June 1, 2006 and during the 90-day period following June 1, 2007, provided that a qualified public offering has not been consummated. A qualified public offering is defined as a firm commitment underwritten public offering of shares of the Company’s common stock in which the per share price is at least $4.00 and the aggregate offering price paid by the public for the shares is at least $30,000. The redemption price for the Series C is equal to the greater of (i) the Series C Liquidation Value or (ii) the fair market value of the shares redeemed.
          Upon any liquidation, dissolution or winding up of the Company, the holders of Series C are entitled to be paid, before any distribution or payment is made on any junior security (including Series A and B, and common stock) an amount equal to the Series C Liquidation Value. After the Series C Liquidation Value is paid, the Series A and B Liquidation Values will be paid to the holders of Series A and B on a pari-pasu basis, unless such holders convert their preferred stock to common stock.
          After all Liquidation Values have been satisfied, the remaining proceeds from the liquidation, if any, will be distributed in a general distribution to all stockholders based upon their proportionate ownership in the Company, including warrants and options. The holders of Series C will participate in the general distribution in addition to receiving their Liquidation Value. The holders of Series A and B will receive, at their election, either (i) the Series A and B Liquidation Value, respectively, or (ii) the allocable proceeds from the general distribution, but not both.
          In July 2001, the Company issued 4,990,786 shares of Series B at a purchase price of $4.56 per share. In connection with the Series B financing, the Company issued warrants to purchase 764,522 shares of Series B at an exercise price of $4.56 per share. Additionally, during July 2001, the Company converted $3,057 of convertible notes payable and accrued interest, then outstanding, into 670,567 shares of Series B and issued warrants to purchase 167,641 shares of Series B at an exercise price of $4.56 per share.
          The conversion of the Series A and B outstanding as of March 31, 2005 would result in the issuance of additional 6,356,977 and 5,737,293 shares, respectively, of common stock. The Series A and B are convertible by the holders into common stock, at any time, at a price of $4.13 per share and $4.56 per share, respectively, subject to adjustment for certain dilutive events.
          The Series A and B are redeemable at the option of the holders, in whole or in part, at any time during the 90-day period following June 1, 2006 and June 1, 2007, provided that a qualified public offering has not occurred. The redemption price is payable in cash in an amount equal to the aggregate fair market value of the stock at the time of redemption plus the aggregate amount of all dividends and distributions declared and paid with respect to the common stock.
          So long as there remains outstanding any Series C or any security convertible into Series C, the Company cannot pay any portion of the Series A and B redemption value.
          Upon a fundamental change or change in control of the Company, as defined by the Company’s certificate of incorporation, the holders of Series A and Series B are entitled to a Liquidation Value equal to 100% of the amount invested in respect of such securities. The Liquidation Value of the Series A and B

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
is junior to the Series C Liquidation Value. At March 31, 2005, the Liquidation Value payable to Series C, A and B, before any payments are made to any other class of security, is as follows:

	Aggregate	Liquidation
	Purchase Price	Value

Series C	$22,104	$44,208
Series A	26,261	26,261
Series B	26,153	26,153

Total	$74,518	$96,622

          Amounts outstanding for each series of redeemable convertible preferred stock through March 31, 2005:

	Series A	Series B	Series C

Balance at July 1, 2001	$36,620	$—	$—

Issued, net of issuance costs	—	24,612	—
Adjustment to fair value	—	7,000	—
Accretion of issuance costs	216	403	—

Balance at June 30, 2002	36,836	32,015	—

Adjustment to fair value	(4,416)	(4,415)	—
Accretion of issuance costs	219	408	—

Balance at June 30, 2003	32,639	28,008	—

Issued, net of issuance costs	—	—	22,104
Adjustment to fair value	(6,584)	(2,585)	36,679
Accretion of issuance costs	206	384	—

Balance at June 30, 2004	26,261	25,807	58,783

Exercise of warrants	—	2	—
Adjustment to fair value	55,239	47,746	30,137
Accretion to liquidation value	—	—	17,455

Balance at March 31, 2005	$81,500	$73,555	$106,375

5.	Stockholders’ Equity (Deficit)
     Stock Compensation Plan
          Under the terms of the 1999 Long-Term Incentive Plan (the “1999 Plan”), employees, directors and others designated by the Board of Directors may be granted awards in the form of incentive stock options, nonqualified stock options or restricted stock.
          The classes and number of shares to be granted, as well as the price of each designated class, are determined by the Board of Directors at the time granted. Options are exercisable upon grant, either in whole or in part, unless otherwise specified by the Board of Directors and will remain exercisable until fully exercised or expiration, whichever occurs first. However, options granted are subject to a vesting term,

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
generally over three to five years from the grant date. Under the 1999 Plan, options are granted for a fixed number of shares with an exercise price fixed at the date of grant. The exercise price of the options is equal to the fair value, as determined by the Board of Directors, of the Company’s stock at the date of the grant.
          The Company accounts for its stock-based compensation in accordance with the fair value recognition provisions of SFAS 123 for stock-based employee compensation.
          The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions:

	March 31,		June 30,

	2005	2004	2004	2003	2002

Expected life of the option (in years)	6	6	6	6	6
Risk-free interest rate	3.4%	3.4%	3.4%	3.0%	3.8%
Volatility	0%	0%	0%	0%	0%
Expected dividend yield	0%	0%	0%	0%	0%
Weighted-average fair value of stock options granted	$1.25	$0.14	$0.14	$0.94	$0.97
          The Company recorded stock compensation expense of $283 and $514 for the nine months ended March 31, 2005 and 2004, respectively. The Company recorded stock compensation expense of $686, $880 and $1,292 for the years ended June 30, 2004, 2003 and 2002, respectively. Because subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing methods do not necessarily provide a reliable single measure of the fair value of its stock options.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
          A summary of the Company’s stock option activity and related information is as follows:

		Weighted-
		Average
		Exercise
	Shares	Price

Options outstanding at June 30, 2001	1,159,934	$4.13
Granted	131,051	4.56
Canceled	(39,032)	4.13
Exercised	(1,713)	4.13

Options outstanding at June 30, 2002	1,250,240	4.16
Granted	108,270	5.58
Canceled	(53,503)	4.42
Exercised	(8,201)	4.13

Options outstanding at June 30, 2003	1,296,806	4.27
Granted	2,081,760	0.71
Canceled	(133,148)	3.68
Exercised	(21,833)	0.40

Options outstanding at June 30, 2004	3,223,585	1.23
Granted (unaudited)	486,310	6.55
Canceled (unaudited)	(74,355)	1.77
Exercised (unaudited)	(67,269)	0.51

Options outstanding at March 31, 2005(unaudited)	3,568,271	$1.97

          Effective August 2003, all stock options granted to employees who were actively employed by the Company were re-priced from exercise prices between $4.13 and $5.70 down to $0.40. The weighted-average exercise prices prior to June 30, 2003 in the above table do not reflect the impact of the August 2003 re-pricing.

		Weighted-Average
		Years Remaining
	Number	on	Number
Exercise price	Outstanding	Contractual Life	Exercisable

$0.40	2,038,766	6.1	1,189,482
$1.42	452,614	8.8	120,854
$2.22	91,261	9.1	3,861
$3.02	15,795	9.3	—
$4.13	476,857	5.3	475,812
$4.56	24,385	6.7	23,692
$5.01	323,096	9.6	—
$5.70	12,116	7.5	12,116
$11.40	133,381	9.8	—

	3,568,271		1,825,817

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
          The following table represents the options granted to employees since March 31, 2004:

	Estimated Fair				Compensation
	Market Value				Expense Per
	of Underlying	Number of			Share Based on
	Common	Options	Exercise	Intrinsic	Minimum Value
Date of Grant	Stock	Granted	Price	Value	Method

April/May 2004	$2.22	108,810	$2.22	$—	$0.43
July 2004	$3.02	15,795	$3.02	$—	$0.57
October 2004	$5.01	337,135	$5.01	$—	$0.94
January 2005	$11.40	133,381	$11.40	$—	$2.11
          The estimated fair value of the common stock for accounting purposes was based on contemporaneous valuations performed by management and approved by the board of directors. Management’s valuations considered a number of factors including:

•	Trailing 12 month sales;

•	Key milestones;

•	Comparable company and industry analysis;

•	Third party preferred stock investments and the impact of those investments on the common stock value;

•	Third party offer to purchase the business; and

•	Anticipated initial public offering price per share and the timing of the initial public offering.
          These valuations are based on a number of estimates and assumptions and the adjustment of any of the factors could result in an estimate of fair value which would be materially different than the one the Company determined.
          The differences between the range of deemed fair values of $2.22 and $11.40 per share for stock options granted during the last 12 months and the assumed initial public offering price were a result of the following factors:

•	During April and May of 2004, the Company granted 108,810 options at a deemed fair value of $2.22 per share. During that period the Company received information from an outside firm that indicated OTC products generally trade at 2.8 to 3.0 times trailing 12 month net sales. Therefore, beginning in fiscal year 2004, the Company assumed the Company’s enterprise value was approximately three times trailing 12 month net sales. Additionally, the Company included a private company lack of liquidity discount of 15% to 20%, which the Company believes to be consistent with current initial public offering discounts. In July of 2004 and October of 2004, the Company granted 15,795 and 337,135 options with fair values of $3.02 and $5.01 per share, respectively. The fair values were estimated using the same methodology as for April and May of 2004.

•	At January of 2005, the Company granted 133,381 options at a deemed fair value of $11.40 per share. The Company’s sales activity had increased significantly due to the consumer advertising campaign that was launched in November 2004 and was expected to

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)

continue at higher rates. As such, the trailing 12 month sales methodology did not adequately capture the new sales trend at January of 2005. Around that time, the Company received a non-binding letter from another company to acquire the business, however, the Company did not pursue the offer. Simultaneously, the Company was beginning initial public offering discussions and based upon discussions with financial advisors who rely on comparable company trading multiples and market conditions, the Company determined it was worth $11.40 per share, which was within the range of the non-binding letter and its initial public offering expectations.
          Although it is reasonable to expect that the completion of the initial public offering will add value to the Company’s shares because they will have increased liquidity and marketability, the amount of additional value cannot be measured with either precision or certainty.
     Warrants
          At March 31, 2005, the Company has the following outstanding warrants to purchase stock:

	Outstanding
	Warrants	Exercise Price

Common Stock	2,043,967	$0.03
Common Stock	369,155	$4.13
Series B	856,224	$4.56

Total	3,269,346

6.	Income Taxes
          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
          The net deferred tax assets relate primarily to NOLs and sales reserves. Prior to fiscal 2004, it could not be determined that it was more likely than not the deferred tax assets would be realized due to the lack of a history of earnings. As a result, an offsetting valuation allowance was recorded in the amount of the entire deferred tax asset balance. NOLs approximated $25,700 at June 30, 2004 and will expire between fiscal 2013 and 2018. The Company also had research credits of $1,393 at June 30, 2004, which will expire between fiscal 2005 and 2009. The NOLs and research credits are subject to limitations under Internal Revenue Code Sections 382 and 383, which contain provisions that limit the NOLs and research credits available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. During fiscal year 2004, the Company utilized a portion of its NOLs. Given this utilization, as well as projections for taxable income for the fiscal year ended 2005, the entire valuation allowance was reversed as of June 30, 2004.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
          The (benefit)/ provision for income taxes consists of the following:

	June 30,

	2004	2003	2002

Current provision:
Federal	$519	$—	$—
State	150	—	—
Deferred:
Federal	(15,014)	—	—
State	(1,779)	—	—

Total (benefit)/provision	$(16,124)	$—	$—

          A reconciliation of the (benefit)/ provision based on the Federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	June 30,

	2004	2003	2002

Provision at Federal statutory rate	35.0%	(35.0)%	(35.0)%
State income taxes, net of Federal benefit	(5.4)	—	—
Research credit	(0.7)	(0.9)	(2.4)
Change in valuation allowance	(113.8)	30.5	35.5
Debt discount	2.0	4.6	0.4
Incentive stock options	0.7	0.7	1.3
Other	0.4	0.1	0.2

Effective tax rate	(81.8)%	0%	0%

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
          The significant components of the net deferred tax assets are as follows:

	June 30,

	2004	2003

Deferred tax assets — current:
Net operating loss carryforwards	$6,900	$—
Inventory reserve	26	486
Litigation reserve	—	790
Sales reserves	3,052	1,585
Other	359	360

Total deferred tax assets — current	10,337	3,221

Deferred tax assets — non-current:
Net operating loss carryforwards	2,870	20,383
Deferred gain on sale of plant assets	649	—
Research credit	1,393	1,188
AMT credit	519	—
Nonqualified stock options	899	779
Other	126	68

Total deferred tax assets — non-current	6,456	22,418

Total gross deferred tax assets	16,793	25,639
Deferred tax liabilities		(521)
Valuation allowance	—	(25,118)

Net deferred tax assets	$16,793	$—

          The Company is in the process of determining the tax impact of the American Jobs Creation Act of 2004.

7.	Commitments and Contingencies
          The Company has obligations under noncancelable operating leases for buildings and certain equipment expiring in various years through August 2014.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
          Rent expense was $317 and $490 for the nine months ended March 31, 2005 and 2004, respectively. Rent expense was approximately $677, $989 and $1,221 for fiscal 2004, 2003, and 2002, respectively. Future minimum rental commitments are as follows:

Remainder fiscal 2005	$344
Fiscal 2006	1,298
Fiscal 2007	865
Fiscal 2008	490
Fiscal 2009	492
Fiscal 2010	483
Thereafter	2,000

$5,972

          Future rental commitments are primarily for the office building in Chester, New Jersey, which terminates August 2014.
          In connection with the Supply Agreement, the Company is obligated to pay a minimum profit share to Cardinal Health of $4,000, $3,000 and $3,000 during the contract years ending March 31, 2005, 2006, and 2007, respectively. As of March 31, 2005, the Company has exceeded the minimum profit share amount to Cardinal Health for the contract year ending March 31, 2005.
          The Company is a party to various claims and suits arising out of matters occurring during the normal course of business. However, as of March 31, 2005, there is no current proceeding or litigation involving the Company that the Company believes will have a material adverse impact on its business, financial condition, results of operations or cash flows.
          On March 28, 2003, CellTech Pharmaceuticals, Inc., CellTech US, Inc. and CellTech Americas, Inc. brought suit against the Company and certain current and former employees in the United States District Court for the Western District of New York. Plaintiffs alleged that the Company (and certain individuals) misappropriated trade secrets and breached confidentiality provisions in a manufacturing contract and in the individual’s past employment contracts with plaintiffs.
          The Company agreed to settle the lawsuit on April 14, 2004 for the amount of $2,000. Additionally, the Company entered into a royalty-bearing license agreement whereby the Company will make monthly payments to Celltech based on a percentage of sales of certain of the Company’s products. The license agreement is for a ten-year period commencing December 31, 2003. Payments made under the license agreement are subject to an annual minimum of $200 and an annual maximum of $500. The Company recorded a liability, and a related other asset, of approximately $1,270, which represented the present value of the minimum amount due under the license agreement of ten annual payments of $200 per year, discounted at 10% per year. The other asset will be amortized as additional royalty expense over the ten-year term of the license agreement.
          On May 7, 2004 the Company filed a complaint in the U.S. District Court for the Southern District of New York against Carolina Pharmaceuticals, Inc. (“Carolina”). The Company filed an amended complaint on October 25, 2004, which added Cornerstone as a defendant. The amended complaint alleged trademark, false advertising and unfair competition claims, and sought damages and injunctive relief. Carolina and Cornerstone filed counterclaims against the Company, alleging that the Company’s activities with respect to its single-entity Mucinex product violate the anti-monopoly provisions

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
of the federal antitrust laws, that the Company had engaged in false advertising in violation of federal law with respect to single-entity Mucinex and the Company’s AlleRxtm and Aquatab products, and that the Company had violated state law in competing with the products of Carolina and Cornerstone. In February 2005, the Company entered into an agreement with Cornerstone in which it received the Humibid trademarks from Cornerstone and Cornerstone received the AlleRxtm trademarks from the Company. Additionally, the parties released each other from all claims and damages in the lawsuit. As part of this arrangement, the Company is contractually obligated to assume the financial responsibility for the first $1,000 of returned AlleRxtm product, which was sold by the Company prior to February 15, 2005 and returned to Cornerstone during the 18-month period beginning February 15, 2005. Conversely, Cornerstone is financially responsible for the first $1,000 of Humibid product returns for the same 18 month period. After the $1,000 threshold is met, the Company will have the responsibility for all Humibid product returns whether sold by the Company or Cornerstone and Cornerstone will bear the same liability for AlleRxtm products. In connection with this agreement, the Company is obligated to pay Cornerstone a royalty ranging from 1% to 2% of net Humibid sales for a period of three years after February 15, 2005.
          In March 2004, the Company entered into a development and license agreement with PD, an affiliate of JMED, in which the Company licensed certain intellectual property to commercialize certain respiratory products. Pursuant to the agreement, the Company paid PD $1,250. Under this agreement, upon a change of control, which includes a public offering, PD has the right to exchange the appraised fair market value of all of its economic interest (i.e., on-going royalty interest) in the licensed products into shares of the Company’s common stock (“Exchange Rights”). The agreement imposes certain requirements on the parties, but these requirements have been suspended by an amendment to this agreement. Under the amendment, the Company has until August 31, 2005 to determine if the Company wishes to go forward with the agreement. If the Company decides not to go forward, the Company has agreed to pay PD $500 and the agreement will terminate (“Termination Fee”). In the event the Company undergoes a public offering prior to the time the Company has made an election not to go forward, the Company has agreed to grant PD $500 worth of common stock, valued at the public offering price, as an advance against either the Exchange Rights, or the Termination Fee. After such an offering, the Company still has the option until August 31, 2005 of going forward with the products. If the Company does go forward with the agreement, the parties have agreed to negotiate in good faith to modify certain terms of the agreement and PD retains Exchange Rights until the time of such amendment.
          In December 2004, the Company entered into an agreement with JMED for the ability to transfer the AlleRxtm license agreement to Cornerstone and the Company paid JMED $2,000 in January 2005. In connection with the PD License agreement, JMED was granted the right to convert its on-going royalty interest in the AlleRxtm product to the Company’s common stock in the event of a public offering or change of control. The assignment of the JMED agreement to Cornerstone provided that JMED had the right to exchange its royalty interest for the Company’s common stock, as outlined under the PD license agreement. The valuation of the on-going royalty was scheduled to be performed prior to March 31, 2005. The parties have waived the March 31, 2005 deadline and are currently working toward obtaining a valuation. To the extent that the final appraisal exceeds the $2,000 previously paid, JMED will have the right to convert such excess into the Company’s common stock at the price per share in the public offering. Upon conversion of JMED’s royalty interest into the Company’s common stock, the Company will become the recipient of future royalties earned under the license agreement. If JMED does not elect to convert the excess royalty interest into the Company’s common stock, JMED will continue to collect royalties under the license agreement and the Company will be paid 40% of such royalties up to a

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)
maximum of $1,000. The Company has agreed to guarantee the royalty payments due to JMED from Cornerstone through the date of a change of control or public offering.
          During fiscal year 2004, Cardinal Health’s supplier of dextromethorphan, an active ingredient in Mucinex DM, notified Cardinal Health that they will be exiting the dextromethorphan manufacturing business. At such time, Cardinal Health requested of the supplier, and the supplier agreed, to commit to supplying Cardinal Health with an approximate four-year supply of dextromethorphan. However, based upon the recent Mucinex DM sales activity, the Company believes that as of March 31, 2005, the remaining supply will meet the Company’s needs through December 2006. Cardinal Health has made a commitment to the dextromethorphan supplier and is obligated to take delivery of the material over the course of three years beginning in September 2004. The Company has provided Cardinal Health with a letter agreement, dated September 30, 2004, stating that the Company will reimburse Cardinal Health for Cardinal Health’s cost in obtaining any unused quantities of dextromethorphan at the first to occur of (i) expiration of the material or (ii) six years from the date of the letter agreement. Furthermore, the Company is actively pursuing alternative sources of material suppliers for dextromethorphan. As of March 31, 2005, the remaining commitment is approximately $2.6 million.
          Cardinal Health obtains all of the guaifenesin for the Company’s products from a single supplier, Boehringer Ingelheim. According to Cardinal Health’s agreement with Boehringer Ingelheim, which expires in June 2006, Cardinal Health must purchase all of the guaifenesin used in Mucinex SE and at least 90% of the guaifenesin used in the Company’s products produced under all subsequent NDAs.

8.	Working Capital and Equipment Loans
          In March 2002, the Company entered into a Loan and Security Agreement with Silicon Valley Bank to provide a revolving line of credit and equipment advances not to exceed $3,500 and $1,000, respectively. Effective December 2003, the line of credit was increased to $5,000 and expired in December 2004. As of March 31, 2005, the Company had no outstanding obligations under the working capital or the equipment advance agreement.

9.	Sale of Manufacturing Operation
          On April 1, 2004, pursuant to an Asset Purchase Agreement, the Company sold substantially all of its net manufacturing assets to Cardinal Health for approximately $5,580, which exceeded the Company’s carrying value of such assets sold. A deferred gain of approximately $1,690 was recorded in fiscal 2004 in connection with this transaction. The deferred gain will be amortized as a reduction of cost of sales over the term of the supply agreement. As of March 31, 2005, the deferred gain on sale of the manufacturing plant was $1,521. In connection therewith, the Company and Cardinal Health entered into the Supply Agreement, whereby Cardinal Health will operate as the exclusive manufacturer of the Company’s products, including Mucinex. Adams will continue to own its products and all intellectual property related thereto. Additionally, on April 1, 2004, the Company entered into a distribution services agreement with a separate Cardinal Health entity, whereby Cardinal Health will act as the Company’s exclusive distributor of all the Company’s products.

Adams Respiratory Therapeutics, Inc.
Notes to Financial Statements — (Continued)
($ in thousands, except per share amounts)
(Information pertaining to March 31, 2005 and for the
nine months ended March 31, 2005 and 2004 is unaudited)

10.	Subsequent Events
          In June 2005, the board of directors approved and the Company paid bonuses to certain employees totaling approximately $6,900 which included a board approved additional discretionary performance bonus of $4,100. At March 31, 2005, $1,577 was accrued. The remaining $5,323 will be expensed during the quarter ended June 30, 2005.
          In addition, on June 2, 2005, the board of directors approved the payment of a cash dividend of $45,000 on shares of the Company’s common stock and shares of the Company’s preferred stock on an “as converted” basis (in accordance with the Company’s Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Company’s Certificate of Incorporation). The dividend was paid on June 22, 2005. A pro forma balance sheet is presented to reflect the dividend as if it was paid at March 31, 2005.
          In March of 2005 the board of directors adopted and in May of 2005 the stockholders adopted the 2005 Long-Term Incentive Plan and 2,737,802 shares are reserved and available for issuance under the 2005 Long-Term Incentive Plan.
          In July 2005, the Company decided not to go forward with the development and license agreement with PD. To terminate this agreement, the Company paid $500 which will be expensed to selling, marketing and administrative expenses as of June 30, 2005. In addition, the Company will write off the related intangible asset with a net book value of $900 to selling, marketing and administrative expenses as of June 30, 2005.

Schedule II
Adams Respiratory Therapeutics, Inc.
Valuation and Qualifying Accounts
($ in thousands)
Valuation and qualifying accounts deducted from assets to which they apply:

	Allowance for accounts receivable

	Reserve	Reserve	Reserve	Valuation
	for Doubtful	for Cash	for Trade	Allowance for
	Accounts	Discounts	Promotions	Deferred Tax Assets

For the year ended June 30, 2002:
Balance at the beginning of the year	$65	$25	$—	$11,270
Additions: Charged to costs and expenses(1)	39	282	—	6,121
Deductions from reserves	(67)	(298)	—	—

Balance at the end of period	37	9	—	17,391

For the year ended June 30, 2003:
Balance at the beginning of the year	37	9	—	17,391
Additions: Charged to costs and expenses(1)	9	385	—	7,727
Deductions from reserves	(11)	(345)	—	—

Balance at the end of period	35	49	—	25,118

For the year ended June 30, 2004:
Balance at the beginning of the year	35	49	—	25,118
Additions: Charged to costs and expenses(1)	182	1,526	1,155	—
Deductions from reserves	(14)	(1,432)	(167)	(25,118)

Balance at the end of period	203	143	988	—

For nine months ended March 31, 2005 (unaudited):
Balance at the beginning of the year	203	143	988	—
Additions: Charged to costs and expenses(1)	44	2,487	5,241	—
Deductions from reserves	(33)	(2,060)	(3,321)	—

Balance at the end of period	$214	$570	$2,908	$—

(1) Charges related to cash discounts and trade promotions are reflected as reductions of sales to customers.

EXCESS MUCUS DOESN’T LIVE HERE ANYMORE. THE FIRST 12-HOUR TABLET TO TREAT RESPIRATORY CONGESTION: MUCINEX®1,2 THE ONLY 600 mg formulation to maintain the therapeutic effectiveness of guaifenesin over 12 hours1-3 THE ONLY immediate/extended release to maximize consistent delivery with no peaks and troughs1-3 THE ONLY BID bi-layer tablet to enhance patient compliance1-3 For respiratory congestion... References: 1. Mucinex product labeling. 2. Orange Book data. Available at: http://www.accessdata.fda.gov/scripts/cder/ob/docs/tempai.cfm. Accessed October 29, 2004. 3.Dataon file, Adams Respiratory Therapeutics, Chester, NJ. MUCINEX® I N MUCUSOUT ©2004 Adams Laboratories, Inc, Chester, NJ 07930 112204 US Pat. 6,372,252 B1

         Through and including           , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
7,079,000 Shares
Common Stock

PROSPECTUS

                              , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
          Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee	$14,713
NASD filing fee	13,000
Nasdaq National Market listing fee	95,000
Printing and engraving expenses	350,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	550,000
Transfer agent and registrar fees and expenses	25,000
Blue Sky fees and expenses	10,000
Miscellaneous	150,000

Total	$2,207,713

          We will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers.
          The Delaware General Corporation Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our the best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Please see our certificate of incorporation, which is filed as Exhibit 3.1 hereto and our bylaws, which are filed as Exhibit 3.2 hereto.
          We have entered into indemnification agreements with our officers and directors, a form of which is attached as Exhibit 10.19 hereto and incorporated herein by reference. The Indemnification Agreements provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The purchase agreement filed as Exhibit 1.1 hereto provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Please see the form of purchase agreement filed as Exhibit 1.1 hereto.
          We currently maintain a directors’ and officers’ liability insurance policy.

Item 15.	Recent Sales of Unregistered Securities.
          Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which we claimed an exemption from registration.
          (a) Issuances of Capital Stock
          In January 2003, upon the exercise of warrants, we issued an aggregate of 1,654 shares of common stock at a price per share of $0.03 to accredited investors.

          In May 2003, upon the exercise of warrants, we issued an aggregate of 2,898 shares of common stock at a price per share of $0.03 to an accredited investor.
          In September 2003, upon the exercise of warrants, we issued an aggregate of 1,747,570 shares of common stock at a price per share of $0.03 to an accredited investor.
          In February 2004, upon the exercise of warrants, we issued an aggregate of 314,732 shares of common stock at a price per share of $0.03 to accredited investors.
          In May 2004, upon the exercise of warrants, we issued an aggregate of 3,467 shares of common stock at a price per share of $0.03 to an accredited investor.
          In June, July and August 2004, upon the exercise of warrants, we issued an aggregate of 569,692 shares of common stock at a price per share of $0.03 to accredited investors.
          In October 2004, upon the exercise of warrants, we issued an aggregate of 32,275 shares of common stock at a price per share of $4.13 to an accredited investor.
          In October and November 2004, upon the exercise of warrants, we issued an aggregate of 266,677 shares of common stock at a price per share of $0.03 to accredited investors.
          In February 2005, upon the exercise of warrants, we issued an aggregate of 6,122 shares of common stock at a price per share of $0.03 to accredited investors.
          In March 2005, upon the exercise of warrants we issued an aggregate of 10,968 shares of common stock at a price per share of $0.03 to accredited investors.
          In April and June 2005, upon the exercise of warrants, we issued an aggregate of 2,040,257 shares of common stock at a price per share of $0.03 to accredited investors.
          In April and June 2005, upon the exercise of warrants, we issued an aggregate of 235,170 shares of common stock at a price per share of $4.13 to accredited investors.
          In the last three years, we have issued 415,109 shares of common stock upon the exercise of stock options with a weighted average exercise price of $3.02 per share.
          (b) Issuance of Series B Preferred Stock
          In March 2005, upon the exercise of warrants, we issued an aggregate of 75,939 shares of Series B Preferred Stock at a price per share of $4.56 to an accredited investor.
          In June 2005, upon the exercise of warrants, we issued an aggregate of 590,456 shares of Series B Preferred Stock at a price per share of $4.56 to accredited investors.
          (c) Issuances of Series C Preferred Stock
          Between May and August 2003, we issued an aggregate of $21,134,998 in 8% Convertible Notes, which are convertible into Series C Preferred Stock, together with warrants to purchase an aggregate of 4,636,494 shares of common stock at an exercise price of $0.03 per share to accredited investors, including PSBF, Tullis-Dickerson, EGI, and Merrill Lynch. In June 2004, we issued an aggregate 4,849,047 shares of Series C Preferred Stock at a price per share of $4.56 to accredited investors, upon the conversion of the convertible secured promissory notes.
          (d) Stock Option Grants
          Between April 1, 2002 and March 31, 2005, we had issued to employees, directors and consultants 2,704,456 shares of common stock upon the exercise of stock options at a weighted average exercise price of $1.71 per share and no options to purchase shares of common stock were outstanding outside our 1999 Long-Term Incentive Plan.
          The issuance of stock options and the common stock issuable upon the exercise of such options as described in this paragraph (c) of Item 15 were issued pursuant to written compensatory plans or arrangements with our’ employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.
          All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.
          (e) Warrants
          In addition to the warrants discussed above, in November and December of 2002 and January 2003, we issued warrants to purchase an aggregate of 331,256 shares of common stock at an exercise price of $0.03 per share to accredited investors, including EGI, Merrill Lynch, MJG Partners, PSBF, Tullis-Dickerson, and Talon.
          No underwriters were involved in the foregoing sales of securities. The securities described in this paragraphs (a) and (b) of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our common stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

Item 16.	Exhibits and Financial Statement Schedules.
          (a) Exhibits: The list of exhibits is set forth in beginning on page II-6 of this Registration Statement and is incorporated herein by reference.
          (b) Financial Statements Schedules: Schedule II — Valuation and Qualifying Accounts on page F-28 is incorporated herein by reference.

Item 17.	Undertakings.
          *(f) We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
          *(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
          *(i) We hereby undertake that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chester, New Jersey on July 6, 2005.

Adams Respiratory Therapeutics, Inc.

/s/ David P. Becker

By: David P. Becker
Its: Chief Financial Officer
          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* Michael J. Valentino	Chief Executive Officer and Director (principal executive officer)	July 6, 2005

/s/ David P. Becker David P. Becker	Chief Financial Officer (principal financial and accounting officer)	July 6, 2005

* John Q. Adams, Sr.	Director	July 6, 2005

* Steven A. Elms	Director	July 6, 2005

* Joan P. Neuscheler	Director	July 6, 2005

* Donald J. Liebentritt	Director	July 6, 2005

* Harold F. Oberkfell	Director	July 6, 2005

* William C. Pate	Director	July 6, 2005

* Andrew N. Schiff, M.D.	Director	July 6, 2005

*/s/ David P. Becker David P. Becker Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1	—	Form of Underwriting Agreement*
2.1	—	Agreement of Merger between Adams Respiratory Therapeutics, Inc. and Adams Merger Sub, Inc. dated June 1, 2005**
3.1	—	Certificate of Incorporation of Adams Respiratory Therapeutics, Inc.**
3.2	—	Bylaws of Adams Respiratory Therapeutics, Inc.**
4.1	—	Specimen Stock Certificate of Adams Respiratory Therapeutics, Inc.’s Common Stock, par value $0.01 per share
4.2	—	Reference is made to Exhibits 3.1 and 3.2
4.3	—	Amended and Restated Registration Rights Agreement, dated July 9, 2001, by and between Adams Laboratories, Inc. and certain stockholders**
4.4	—	Series C Preferred Stock Registration Rights Agreement, dated May 19, 2003, between Adams Laboratories, Inc. and Tullis-Dickerson Capital Focus III, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., EGI-Fund (02-04) Investors, LLC and Perseus-Soros Biopharmaceutical Fund, LP**
5.1	—	Opinion of Alston & Bird LLP*
10.1	—	Lease Agreement dated April 1, 2004 between Adams Laboratories, Inc. and William J. Adams, Jr. for Adams Respiratory Therapeutics, Inc.’s office in Chester, New Jersey**
10.2†	—	Asset Purchase Agreement dated March 24, 2004 between Adams Laboratories, Inc. and Cardinal Health PTS, LLC**
10.3†	—	Exclusive Distribution Agreement dated April 1, 2004 between Adams Laboratories, Inc. and Cardinal Health PTS, LLC**
10.4†	—	Supply Agreement dated April 1, 2004 between Cardinal Health PTS, LLC and Adams Laboratories, Inc.**
10.5	—	Commercial Services Agreement dated April 1, 2004 between Cardinal Health PTS, LLC and Adams Laboratories, Inc.**
10.6	—	1999 Long-Term Incentive Plan**
10.7	—	Form of Award under the 1999 Long-Term Incentive Plan**
10.8	—	Adams Respiratory Therapeutics, Inc. Director Compensation Plan**
10.9	—	Form of Awards under Adams Respiratory Therapeutics, Inc. Director Compensation Plan**
10.10	—	Adams Laboratories, Inc. Retirement Savings Plan**
10.11	—	Employment Agreement with Michael J. Valentino dated August 7, 2003**
10.12	—	Income Security Agreement with David P. Becker dated September 22, 2004**
10.13	—	Income Security Agreement with John Thievon dated September 22, 2004**
10.14	—	Income Security Agreement with Robert Casale dated September 22, 2004**
10.15	—	Income Security Agreement with Walter E. Riehemann dated September 22, 2004**
10.16	—	Income Security Agreement with Helmut H. Albrecht dated October 1, 2004**
10.17	—	Income Security Agreement with Susan Witham dated October 4, 2004**
10.18	—	Form of Indemnity Agreement between Adams Respiratory Therapeutics, Inc. and Directors and Certain Officers**
10.19	—	Sublease Agreement and Lessor Consent dated April 1, 2004 between Adams Laboratories, Inc., Cardinal Health PTS, LLC and The Estate of James Campbell, Deceased for Adams Respiratory Therapeutics, Inc.’s development and customer service operations in Ft. Worth, Texas**
10.20	—	Settlement Agreement dated January 14, 2005 by and among Adams Laboratories, Inc., Carolina Pharmaceuticals, Inc. and Cornerstone Biopharma, Inc.**
10.21	—	Adams Respiratory Therapeutics, Inc. 2005 Incentive Plan**

Exhibit
Number		Description

10.22	—	Form of Restricted Stock Award under Adams Respiratory Therapeutics, Inc. 2005 Incentive Plan**
10.23	—	Form of Incentive Stock Option Award under Adams Respiratory Therapeutics, Inc. 2005 Incentive Plan**
10.24	—	Form of Non-Statutory Stock Option Award under Adams Respiratory Therapeutics, Inc. 2005 Incentive Plan**
21	—	Subsidiaries
23.1	—	Consent of Alston & Bird LLP (Included in Exhibit 5.1)
23.2	—	Consent of Ernst & Young LLP
24.1	—	Power of Attorney (included in Part II of this registration statement)**

 * To be filed by amendment.

**	Previously filed.

†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.